ORIGINAL

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM SB-2 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

OC Financial, Inc.
(Exact Name of Registrant as Specified in Charter)

0001310273
(Registrant's CIK Number)

Exhibit 99.3 to the Form SB-2
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-121411
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Dublin, Ohio on this 17th day of December, 2004.

OC FINANCIAL, INC.

By: Robert W. Hughes

Robert W. Hughes
President and Chief Executive Officer

F:\clients\1182\Conversion\Form SE.doc

PRO FORMA VALUATION REPORT

OC FINANCIAL, INC.

PROPOSED HOLDING COMPANY FOR
OHIO CENTRAL SAVINGS
Dublin, Ohio

Dated As Of:
November 26, 2004

Prepared By:

RP® Financial, LC.
1700 North Moore Street
Suite 2210
Arlington, Virginia 22209

RP® FINANCIAL, LC.

Financial Services Industry Consultants

November 26, 2004

Board of Directors
OC Financial, Inc.
Ohio Central Savings
6033 Perimeter Drive
Dublin, Ohio 43017

Members of the Boards:

At your request, RP® Financial, LC. ("RP Financial") has completed and hereby provides an independent appraisal ("Appraisal") of the estimated pro forma market value of the Common Stock which is to be offered in connection with the mutual-to-stock conversion ("Conversion") and corporate reorganization described below.

This Appraisal has been prepared in accordance with the written valuation guidelines promulgated by the Office of Thrift Supervision ("OTS"), most recently updated as of October 21, 1994. Such valuation guidelines are relied upon by the previously referenced agencies in evaluating conversion appraisals in the absence of such specific written valuation guidelines separately issued by the respective agencies.

Description of Conversion Transaction and Reorganization

In September 2001, Ohio Central Savings, Dublin, Ohio ("OCS" or the "Bank") became a wholly-owned subsidiary of TFS Financial Corporation ("TFS"), which is a wholly-owned subsidiary of Third Federal Savings and Loan Association of Cleveland, MHC, Cleveland, Ohio. The OCS Board of Directors has adopted a Plan of Conversion, incorporated herein by reference, pursuant to which the Bank will reorganize from a subsidiary of TFS to a subsidiary of OC Financial, Inc. ("OC Financial" or the "Company"), a Maryland corporation, as part of Ohio Central Savings' conversion to stock form. Following the stock conversion and reorganization, OC Financial will no longer be affiliated with TFS or Third Federal Savings and Loan Association of Cleveland, MHC. In conjunction with reorganization, among other things, the Bank will make a cash payment to TFS of $792,000. The Company will sell, in the Subscription and Community Offerings, Company common stock in the amount equal to the appraised value of the Bank.

The Company will infuse capital into the Bank sufficient to increase the core capital ratio to 10% of assets, and will retain the balance of the offering proceeds to cover holding company expenses, to potentially pay cash dividends to shareholders and/or to repurchase shares of

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

common stock. Furthermore, the Company intends to use a portion of the proceeds to make a loan directly to the Employee Stock Ownership Plan ("ESOP") to enable the ESOP to purchase up to 8.0% of the shares of common stock sold in the offering.

RP® Financial, LC.

RP Financial is a financial consulting firm serving the financial services industry nationwide that, among other things, specializes in financial valuations and analyses of business enterprises and securities, including the pro forma valuation for savings institutions converting from mutual-to-stock form. The background and experience of RP Financial is detailed in Exhibit V-1. We believe that, except for the fee we will receive for our appraisal, we are independent of the Company, the Bank, and the other parties engaged by the Bank or the Company to assist in the stock conversion process.

Valuation Methodology

In preparing our appraisal, we have reviewed the Bank's and the Company's regulatory applications, including the prospectus as filed with the OTS and the Securities and Exchange Commission ("SEC"). We have conducted a financial analysis of the Bank that has included a review of its audited and unaudited financial information for fiscal years ended September 30, 2000 through 2004, and due diligence related discussions with the Bank's management; Crowe Chizek and Company LLC, the Bank's independent auditor; Luse, Gorman Pomerenk and Schick, the Company's legal counsel for the stock conversion, and Keefe, Bruyette & Woods, Inc., the Bank's financial and marketing advisors in connection with the Company's stock offering. All conclusions set forth in the Appraisal were reached independently from such discussions. In addition, where appropriate, we have considered information based on other available published sources that we believe are reliable. While we believe the information and data gathered from all these sources are reliable, we cannot guarantee the accuracy and completeness of such information.

We have investigated the competitive environment within which the Bank operates and have assessed the Bank's relative strengths and weaknesses. We have kept abreast of the changing regulatory and legislative environment and analyzed the potential impact on the Bank and the industry as a whole. We have analyzed the potential effects of conversion on the Bank's operating characteristics and financial performance as they relate to the pro forma market value of the Company. We have reviewed the economy in the Bank's primary market area and have compared the Bank's financial performance and condition with selected publicly-traded savings institutions with similar characteristics as the Bank, as well as all publicly-traded savings institutions. We have reviewed conditions in the securities markets in general and in the market for thrift stocks in particular, including the market for existing thrift issues and the market for initial public offerings by thrifts.

Our Appraisal is based on the Bank's representation that the information contained in the regulatory applications and additional information furnished to us by the Bank and its independent auditors are truthful, accurate and complete. We did not independently verify the financial statements and other information provided by the Bank and its independent auditors, nor did we independently value the assets or liabilities, on or off balance sheet, of the Bank. The valuation considers the Bank only as a going concern and should not be considered as an indication of the liquidation value of the Bank.

Our appraised value is predicated on a continuation of the current operating environment for the Bank and for all thrifts. Changes in the local, state and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or the Bank's value alone. It is our understanding that the Bank intends to remain an independent institution and there are no current plans for selling control of the Bank as a converted institution. To the extent that such factors can be foreseen, they have been factored into our analysis.

Pro forma market value is defined as the price at which the Bank's stock, immediately upon completion of the conversion offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Valuation Conclusion

It is our opinion that, as of November 26, 2004, the pro forma market value of the Bank's common stock immediately following the offering is $6,000,000 at the midpoint, equal to 600,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% offering range provides for a minimum value of $5,100,000 and a maximum value of $6,900,000. Based on the $10.00 per share offering price, this valuation range equates to total shares outstanding of 510,000 at the minimum and 690,000 at the maximum. In the event the appraised value is subject to an increase, up to 793,500 shares may be issued at an issue price of $10.00 per share for an aggregate market value of $7,935,000 without requiring a resolicitation.

Limiting Factors and Considerations

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof.

RP Financial's valuation was determined based on the financial condition and operations of the Bank as of September 30, 2004, the date of the financial data included in the regulatory applications and prospectus.

RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

The valuation will be updated as provided for in the conversion regulations and guidelines. These updates will consider, among other things, any developments or changes in the Bank's financial performance and condition, management policies, and current conditions in the equity markets for thrift shares. These updates may also consider changes in other external factors which impact value including, but not limited to: various changes in the legislative and regulatory environment, the stock market and the market for thrift stocks, and interest rates. Should any such new developments or changes be material, in our opinion, to the valuation of the shares, appropriate adjustments to the estimated pro forma market value will be made. The reasons for any such adjustments will be explained in the update at the date of the release of the update.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the estimated pro forma market value thereof. The appraisal does not take into account any trading activity with respect to the purchase and sale of common stock in the secondary market and reflects only a valuation range as of this date for the pro forma market value of the Company immediately upon issuance of the stock.

Respectfully submitted,

RP® FINANCIAL, LC.

Ronald S. Riggins
President and Managing Director

James P. Hennessey
Senior Vice President

TABLE OF CONTENTS
OC FINANCIAL, INC.
Dublin, Ohio

TABLE OF CONTENTS
OC FINANCIAL, INC.
Dublin, Ohio
(continued)

LIST OF TABLES
OC FINANCIAL, INC.
Dublin, Ohio

I. OVERVIEW AND FINANCIAL ANALYSIS

Introduction

Ohio Central Savings ("OCS" or the "Bank") is a federally-chartered stock savings association. As explained more fully below, none of the shares of the Bank have been publicly issued, as the Bank is a subsidiary of a "no stock" mutual holding company, TFS Financial Corporation ("TFS"), which is a wholly-owned subsidiary of Third Federal Savings and Loan Association of Cleveland, MHC, Cleveland, Ohio.

The Bank conducts operations through its main office in Dublin, Ohio, and a branch office in Cleveland, Ohio. Each office location has a 24 hour ATM machine and there is a drive-through window in Dublin. In addition, the Bank also has a remote ATM inside the Cleveland Clinic. The Bank also employs a variety of alternative delivery channels, including online banking and telephone banking.

OCS was originally chartered as a credit union in 1949. The Bank's geographically distant locations (the branch is approximately 140 miles from the main office) reflect its credit union roots. As a credit union, OCS was affiliated with as many as 200 employee groups and operated five locations in Columbus and Cleveland in the 1980s. OCS converted its charter to a federal mutual savings association in 1998 (the "Charter Conversion"), at which time it adopted its current name and became subject to income taxation.

Since the Charter Conversion, the Bank has been regulated by the Office of Thrift Supervision ("OTS"). The Bank is currently a member of the Federal Home Loan Bank ("FHLB") system. The Bank's deposits are insured up to the regulatory maximums by the Savings Association Insurance Fund ("SAIF") of the Federal Deposit Insurance Corporation ("FDIC").

As of September 30, 2004, the Bank maintained $55.6 million in assets, $32.3 million in deposits and $3.8 million in equity, equal to 6.8% of assets. For the 12 months ended September 30, 2004, the Bank reported net income of $25,000, equal to 0.05% of average assets.

Affiliation With TFS Financial Corporation

The Bank operated as an independent entity until September 2001, when OCS became a wholly-owned subsidiary of TFS ("TFS affiliation"). Since that time, OCS has operated as a subsidiary of TFS, along with a sister subsidiary, Third Federal Savings and Loan of Cleveland ("Third Federal"), with $8.4 billion in assets. The objective of the TFS affiliation was to become part of a larger organization with greater resources to facilitate the Bank's ability to grow and to reduce certain overhead expenses, and to address the Bank's shortfall with the qualified thrift lender ("QTL") threshold. At the time of the TFS affiliation, TFS made a $275,000 capital contribution to the Bank. In addition, OCS relied on TFS staff to provide operational support including administration of the 401(k) and marketing. Furthermore, TFS purchased the majority of the automobile loans originated and sold by the Bank over the prior three years, which has been a historical niche for the Bank.

The Bank expected to increase its portfolio of mortgage loans with purchases from Third Federal. However, the balance of mortgage loans has diminished since 2001 as high loan refinancings exceeded purchases, particularly since the Bank largely ceased originating residential mortgage loans and forwarded mortgage applications to TFS for origination. Thus, the Bank has been required to invest in mortgage-backed securities ("MBS") and other qualifying thrift investments in order to attain QTL compliance. As will be discussed in greater detail, the declining loan balance since 2001 coupled with the increase in lower yielding investments and MBS and low interest rate environment resulted in spread compression and diminished earnings and profitability.

The Board of OCS recently determined to terminate its TFS affiliation, and the resulting divestiture agreement stipulates that the following major conditions be met:

- OCS will pay a cash dividend to TFS equal to $792,000, immediately prior to the closing of the reorganization and Conversion;
- TFS will cease allowing OCS to use branch offices for loan closings;
- TFS will cease purchasing automobile loans from OCS;
- OCS will terminate participation in the TFS pension plan as of December 31, 2004; and

- OCS will terminate participation in the TFS 401(k) plan at the closing date and the funds currently in such plan will be transferred to a new plan administered by OCS with substantially the same benefits.

The $792,000 cash payment will be in the form of a dividend and, thus, will not be deductible for income tax purposes. This payment represents approximately 21.1% of the Bank's equity at September 30, 2004. Additionally, the Bank estimates that its post-termination operating costs will increase in the range of $50,000 to $60,000 annually, reflecting higher directors' fees and fees for auditing and tax work. In addition, the Bank expects its expenses to increase due to normal public company costs and stock benefit plans costs.

Description of Plan of Conversion

On December 9, 2004, the Board of Directors of OCS adopted a Plan of Conversion ("Conversion"), whereby the Bank will reorganize from a subsidiary of TFS to a subsidiary of OC Financial, Inc. ("OC Financial" or the "Company"), a Maryland Corporation. Following the Conversion and reorganization, OCS will no longer be affiliated with TFS or Third Federal. Concurrently, the Company will sell in the Subscription and Community Offerings common stock in the amount equal to the appraised value of the Bank.

Concurrent with the Conversion, the Company will retain a portion of the net proceeds, and the balance will be downstreamed to the Bank in an amount sufficient to achieve a pro forma 10% equity/assets ratio. It is not currently anticipated that the Company will engage in any significant business activity other than ownership of the Bank and management of the net proceeds retained at the Company level.

The near term deployment of the net offering proceeds is anticipated to be as follows.

- OC Financial. The Company is expected to retain up to 50% of the net offering proceeds, provided that the pro forma equity/assets ratio of the Bank is at least 10%. The proceeds retained by the Company will be utilized to fund the loan for stock purchased by the newly-formed Employee Stock Ownership Plan ("ESOP"). The remaining funds at the Company will be deposited in the Bank. Over time, the Company's funds are anticipated to be utilized for various corporate purposes, including the possible payment of regular and/or special cash dividends, acquisitions of other financial institutions or financial services companies, infusing additional equity into the Bank and/or repurchases of common stock.

- Ohio Central Savings. The greater of 50% of the net proceeds or an amount sufficient to increase the core capital ratio to 10% of pro forma assets will be infused into the Bank. The net investable cash is expected to be lower than the paid-in capital, based on expectations of deposit withdrawals to fund stock purchases. Cash proceeds infused into the Bank will initially become part of general funds, which are expected to be initially invested into cash and short-term investments pending longer-term reinvestment into loans and investments.

On a post-conversion basis, the Bank expects to continue to pursue controlled growth, leveraging its strengthened pro forma capital, and shift the lending focus from automobile lending to the residential, construction and commercial mortgage lending activity conducted by OCS prior to the TFS affiliation.

Strategic Overview

OCS operated as an occupational-based credit union from its inception in 1949 through the 1998 Charter Conversion. Over the years, the Bank acquired many small credit unions, which resulted in a wide array of employer groups, including many in the health care and educational arenas. Asset quality problems and high overhead levels resulting from costly leases at its five office facilities contributed to operating losses and a weakening capital position in the late 1980s. New management implemented strategies to improve asset quality and earnings, which resulted in strengthened profitability and capital ratios leading up to the Charter Conversion.

Historically, the Bank's lending operations were focused on consumer lending funded by deposits from members. In this regard, the Bank developed its current specialty niche in automobile lending.

The Bank pursued the Charter Conversion due to pending litigation challenging the diverse array of affiliated employer groups and the perceived benefits of the mutual thrift charter, including the ability to serve the community at large and more actively promote residential mortgage lending. Between 1998 and 2001, the Bank pursued relatively strong growth but became constrained by its fully leveraged capital position. Moreover, the Bank was required to increase the level of qualifying thrift assets in order to achieve compliance with QTL within the regulator-agreed phase-in period. The TFS affiliation addressed these issues as well as provided the Bank with greater financial and other resources to foster the Bank's growth, profitability and capital strength.

Since the TFS affiliation, the Bank's lending has principally focused on originating automobile loans, both locally and nationally. In-market automobile loan originations consist of both new and used automobiles, while loans originated nationally (primarily through Internet-generated applications) are secured by new automobiles purchased through dealerships. In this regard, the focus is on high quality borrowers and the yield on automobile loans originated by the Bank is comparatively modest relative to competitive rates (current rates largely fall in the 4% to 5% range). The credit quality of the automobile loan portfolio has historically been strong and losses have been modest. Since the Bank is limited by regulation as to the amount of consumer loans (primarily automobile) that can be held in portfolio, the Bank sold the majority of newly-originated automobile loans to TFS over the last two fiscal years (representing approximately $63.0 million of the $84.5 million of automobile loans originated during this period).

Concurrent with the TFS affiliation, the Bank largely ceased mortgage lending and referred such applications to TFS for underwriting, processing and origination. In turn, it was the Bank's intent to repurchase such mortgage loan referrals or other mortgage loans from TFS, although this did not materialize. As a result, the Bank primarily purchased investments and MBS to deploy available liquidity and meet the QTL requirement.

The Bank expects to reengage in mortgage lending following the Conversion. In this regard, in order to limit overhead pressures, OCS will utilize the services of a regional mortgage banking company to process the permanent real estate mortgage loan applications. This is similar to the Bank's practice prior to the TFS affiliation, and gives the Bank the ability to retain the loans or sell the loans to the mortgage banking company. Once the Bank's loan volume has increased, certain of these functions may be brought in-house if they are cost effective.

For reasons already described, the Bank maintains a high proportion of MBS, both Fannie Mae and Ginnie Mae securities, consisting of fixed rate with maturities of fifteen years or less, or convert to a one year adjustable rate loan after the first five years.

Balance Sheet Trends

Growth Trends

Since September 30, 2000, OCS exhibited annual asset growth of 8.4% (see Table 1.1 for details; the detailed audited and unaudited financial statements are incorporated herein by reference as noted in Exhibit I-1, and key operating ratios are set forth in Exhibit I-2). The positive impact of the Charter Conversion and the subsequent negative impact of the TFS affiliation are reflected in the asset mix as the loans receivable balance increased by 15% from fiscal 2000 to 2001, but subsequently diminished by 34%. The recent strong growth in investments, principally MBS, reflects the loan portfolio decline since the TFS affiliation commenced.

Equity increased 7.5% annually since the end of fiscal 2000, but was nominal in the most recent fiscal year owing to the Bank's reduced profitability. OCS' post-offering equity growth rate is expected to remain modest on a pro forma basis until the Bank can implement a growth strategy and increase the overall mix of loans to assets on a post-conversion basis.

Loans Receivable

Loans receivable totaled $26.2 million, or 47.1% of total assets, as of September 30, 2004. The Bank's automobile lending has comprised more than 99% of loan originations over the last two fiscal years. The Bank currently has modest balances of residential mortgage and home equity loans, as these were primarily originated prior to the Bank's TFS affiliation and as the portfolio has been subject to a decline due to a high level of refinancing.

As of September 30, 2004, automobile loans totaled $17.5 million, equal to 66.3% of total loans, while other consumer loans amounted to $0.7 million, equal to 2.8% of total loans. Residential, home equity, and commercial real estate mortgage loans totaled $8.1 million, which together represented 30.7% of the loan portfolio at this same date.

Table 1.1
Ohio Central Savings
Historical Balance Sheets
(Amount and Percent of Assets)

	As of the Fiscal Year Ended September 30,										Compounded Annual Growth Rate
	2000		2001		2002		2003		2004		
	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Amount ($000)	Pct (%)	Pct (%)
Total Amount of:											
Assets	$40,415	100.00%	$48,586	100.00%	$48,526	100.00%	$50,192	100.00%	$55,567	100.00%	8.29%
Loans receivable (net)	34,406	85.13%	39,709	81.73%	33,058	68.12%	26,700	53.20%	26,197	47.14%	-6.59%
Cash and Investments	9,426	23.32%	7,112	14.64%	13,640	28.11%	21,404	42.64%	27,651	49.76%	30.87%
Deposits	31,627	78.26%	31,900	65.66%	31,136	64.16%	29,887	59.55%	32,261	58.06%	0.50%
Borrowings	5,700	14.10%	11,350	23.36%	9,950	20.50%	12,450	24.80%	16,450	29.60%	30.34%
Retained earnings	2,810	6.95%	3,268	6.73%	3,473	7.16%	3,730	7.43%	3,754	6.76%	7.51%
Loans/Deposits		108.79%		124.48%		106.17%		89.34%		81.20%	

Source: Ohio Central Savings' prospectus and audited and unaudited financial reports.

Cash, Investments and Mortgage-Backed Securities

As of September 30, 2004, investments totaled $27.7 million, or 49.8% of total assets, and cash balances totaled $0.7 million, or 1.2% of total assets. At this date, the investment portfolio was comprised of MBS ($20.4 million), U.S. agency obligations ($2.6 million), federal funds ($3.8 million) and miscellaneous other investment primarily including FHLB stock ($0.8 million). All of the Bank's MBS and agency securities are classified as held-to-maturity ("HTM") and are thus held for long-term investment purposes. As noted previously, the Bank has been reinvesting cash flows primarily into MBS in recent periods in the absence of an ability to expand the loan portfolio balance.

Funding Structure

Over the past five years, OCS' funding needs have been substantially met through retail deposits, borrowings, internal cash flows and retained earnings. Since fiscal year end 2000, the Bank's deposits realized less than 1% annual growth. As of September 30, 2004, savings, NOW and money market accounts comprised 42.4%, 21.2% and 9.3% of total deposits, respectively. By comparison, certificates of deposit ("CDs") comprised 27.1% of the deposit base. The Bank had no brokered CDs and has not actively sought public unit deposits.

The Bank has increasingly employed borrowed funds over the last three fiscal years as it has been seeking to lock-in longer term funds in the low interest rate environment. As of September 30, 2004, borrowed funds totaled $16.5 million, equal to 29.6% of assets.

Equity

Equity has grown 7.5% annually since the end of fiscal year 2000, but the year-to-year growth rate has been trending downward in response to the Bank's diminishing profitability, particularly in the most recent fiscal year. As of September 30, 2003, OCS' equity totaled $3.8 million, or 6.76% of total assets. The Bank maintained capital surpluses relative to its regulatory capital requirements at September 30, 2004, and thus qualified as a "well capitalized" institution. The offering proceeds, net of the $792,000 capital distribution to TFS, will serve to further strengthen OCS' regulatory capital position.

Income and Expense Trends

While the Bank has been moderately profitable historically, recent earnings and profitability have been adversely impacted by a couple of notable trends. First, the Bank's assets/liabilities mix has changed, reflecting a higher proportion of lower yielding investments funded primarily with borrowings, thus compressing the yield-cost spread. Second, operating expenses increased in fiscal 2002 as the Bank increased the compensation and overhead structure to be more consistent with TFS. Thus, despite the earnings and profitability improvement through fiscal 2003, there was a sharp reversal in fiscal 2004 during which earnings and profitability were nominal. These trends are reflected in Table 1.2 and are described more fully below.

Net Interest Income

Net interest income increased from $1.1 million (2.74% of average assets) in fiscal 2000, to a peak level of $1.5 million (3.16% of average assets) in fiscal 2002. The expanding net interest income during this time period primarily reflected the impact of balance sheet growth. Subsequently, the Bank's net interest income declined in fiscal 2004 to $1.4 million, or 2.76% of average assets, reflecting the changes in the asset/liability ("A/L") mix previously discussed and recent low interest rates.

The foregoing asset/liability trends are reflected in the Bank's declining interest rate spreads. Specifically, the Bank's interest rate spread decreased from 2.82% in fiscal 2003, to 2.31% in fiscal 2004, and equaled only 2.01% as of September 30, 2004 (see Exhibit I-4). Near-term improvement in spreads may be affected by continuing mortgage loan refinancing, while the longer term spread will be primarily impacted by the Bank's ability to invest in whole loans. The initial reinvestment of the offering proceeds should increase net interest income, however, the initial reinvestment yields are expected to depress overall asset yields, interest spreads and the interest income ratio.

Loan Loss Provisions

Provisions for loan losses have been limited over recent periods, reflecting the Bank's relatively strong asset quality, low level of chargeoffs and high ratio of low credit risk

Table 1.2
Ohio Central Savings
Historical Income Statements

	As of the Fiscal Year Ended September 30,									
	2000		2001		2002		2003		2004	
	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)	Amount ($000)	Pct(1) (%)
Interest Income	$2,171	5.37%	$ 2,564	5.76%	$2,977	6.13%	$2,673	5.41%	$2,673	5.35%
Interest Expense	(1,066)	-2.64%	(1,231)	-2.77%	(1,444)	-2.97%	(1,196)	-2.42%	(1,294)	-2.59%
Net Interest Income	$1,105	2.74%	$1,333	3.00%	$1,533	3.16%	$1,477	2.99%	$1,379	2.76%
Provision for Loan Losses	(40)	-0.10%	(45)	-0.10%	(60)	-0.12%	(60)	-0.12%	(35)	-0.07%
Net Interest Income after Provisions	$1,065	2.64%	$1,288	2.89%	$1,473	3.03%	$1,417	2.87%	$1,344	2.69%
Other Operating Income	527	1.30%	541	1.22%	737	1.52%	525	1.06%	510	1.02%
Gains on the Sale of Auto Loans	-	0.00%	-	0.00%	308	0.63%	620	1.25%	449	0.90%
Operating Expense	(1,414)	-3.50%	(1,579)	-3.55%	(2,162)	-4.45%	(2,238)	-4.53%	(2,264)	-4.53%
Net Operating Income	$ 179	0.44%	$ 250	0.56%	$ 356	0.73%	$ 324	0.66%	$ 39	0.08%
Total Non-Operating Income/(Expense)	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%	$ -	0.00%
Net Income Before Tax	$ 179	0.44%	$ 250	0.56%	$ 356	0.73%	$ 324	0.66%	$ 39	0.08%
Income Taxes	(67)	-0.17%	(99)	-0.22%	(150)	-0.31%	(110)	-0.22%	(14)	-0.03%
Net Income (Loss) Before Extraord. Items	$ 112	0.28%	$ 151	0.34%	$ 205	0.42%	$ 214	0.43%	$ 25	0.05%
Estimated Core Net Income										
Net Income	$ 112	0.28%	$ 151	0.34%	$ 205	0.42%	$ 214	0.43%	$ 25	0.05%
Addback(Deduct): Non-Recurring (Inc)/Exp	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Tax Effect (1)	-	0.00%	-	0.00%	-	0.00%	-	0.00%	-	0.00%
Estimated Core Net Income	$ 112	0.28%	$ 151	0.34%	$ 205	0.42%	$ 214	0.43%	$ 25	0.05%
Memo:										
Expense Coverage Ratio (1)	78.20%		84.42%		70.90%		66.00%		60.91%	
Efficiency Ratio (2)	86.58%		84.24%		95.24%		111.79%		119.85%	
Effective Tax Rate	37.24%		39.50%		42.24%		33.95%		35.90%	

(1) Net interest income divided by operating expenses.
(2) Operating expenses as a percent of the sum of net interest income and other operating income (excluding gains on sale).

Source: Ohio Central Savings' prospectus and audited and unaudited financial statements.

investment securities. Going forward, the Bank will continue to evaluate the adequacy of the level of general valuation allowances ("GVAs") on a regular basis, and establish additional loan loss provisions in accordance with the asset classification and loss reserve policies. For fiscal 2004, loan loss provisions totaled $35,000, or 0.07% of average assets, which is relatively consistent with the level reported for the four prior fiscal years.

Non-Interest Income

Non-interest income for fiscal 2004 totaled $510,000, or 1.02% of average assets, primarily reflecting fee income generated through various service and non-sufficient fund ("NSF") charges, interchange fees and ATM related fees, reflecting foreign transactions.

The Bank has recognized gains on the sale of automobile loans sold to TFS over the last three fiscal years, who has been the sole purchaser of automobile loans from the Bank over this period. Gains on sale totaled $308,000 (0.63% of average assets) in fiscal 2002 and increased to $620,000 (1.25% of average assets) in fiscal 2003, before diminishing to $449,000 (0.90% of average assets) in fiscal 2004. The recent reduction in gains on sale reflects the lower volume of originations and sales, as TFS diminished its support with respect to the marketing of automobile loans to its customers. Since TFS will not be purchasing automobile loans from OCS on a post-conversion basis, OCS is currently seeking to identify other financial institution purchasers. In the short-run, this may have a negative impact on the Bank's ability to maintain its strong origination volume of this loan product.

Operating Expenses

The Bank has typically maintained a relatively high operating expense ratio, reflecting a comparatively greater number of labor intensive transaction accounts, smaller automobile loans and typical inefficiencies as a small institution. Moreover, operating expenses grew in fiscal 2002 as the Bank increased its personnel and overhead structure and costs to be consistent with TFS. As a result, operating expenses increased from $1.4 million in fiscal 2000, to $2.2 million for fiscal 2004, which resulted in an increase to the Bank's operating expense ratio from 3.50% of average assets to 4.53% of average assets over the corresponding time frame.

Operating expenses are expected to increase on a post-offering basis as a result of the expense of the stock-related benefit plans and the costs related to operating as a public Bank. Additionally, the Bank estimates that its annual operating costs will increase in the range of $50,000 to $60,000, reflecting higher directors fees and fees for auditing and tax work currently rendered by TFS. At the same time, reinvestment of the net conversion proceeds and subsequent growth may offset the anticipated expense increase.

Taxes

The Bank's average tax rate has fluctuated in a range over the last five fiscal years, from a low of 29.97% in fiscal 2003, to a high of 42.24% in fiscal 2002, and equaled 35.90% in fiscal 2004. On a normalized basis, the Bank expects its tax rate to be in the range of 30% to 40%.

Efficiency Ratio

The efficiency ratio has deteriorated since fiscal 2000 to 119.9% in fiscal 2004, as gains on sale became a more significant component of the Bank's earnings and as OCS has realized spread compression. On a post-offering basis, the efficiency ratio may show some slight improvement as the Bank reinvests the offering proceeds. At the same time, significant improvement in the efficiency ratio will be dependent on the Bank's ability to successfully restructure its balance sheet to include a higher proportion of loans and realize growth to leverage its overhead infrastructure.

Interest Rate Risk Management

The primary aspects of the Bank's interest rate risk management include:

- Emphasizing the origination of shorter term automobile loans with maturities of up to six years;
- Emphasizing the origination and mortgage loans including fixed rate loans with maturities of up to 15 years while seeking to emphasize adjustable rate and balloon loans;
- Maintaining a balance of cash or short-term investments including mortgage-backed securities with maturities not exceeding 15 years;

- Maintaining a large base of core deposits which are less interest sensitive to changes in market interest rates;
- Seeking to lock in longer term borrowed funds when such funds are attractively priced; and
- Maintaining an acceptable level of capital which provides a favorable level of interest-earning assets relative to interest-bearing liabilities.

The rate shock analysis as of September 30, 2004 (see Exhibit I-5) reflects a modest liability sensitive position with the net portfolio value ("NPV") declining by a 45 basis points pursuant to a positive 200 basis point instantaneous and permanent rate shock, resulting in a post-shock NPV ratio equal to 6.45%. Based on OTS estimates incorporating June 30, 2004 financial data and market rate information, assuming a positive 200 basis point instantaneous and permanent rate shock, the post-shock NPV ratio for all thrifts operating in the OTS Northeast Region equaled 9.41%, which reflects a 251 basis point decline relative to the base scenario. Thus, the volatility of the Bank's NPV ratio is lower, but the post-shock NPV ratio is also lower.

The NPV analysis is an indicator of the risk to earnings in a volatile interest rate environment as it incorporates changing assumptions with respect to maturity and repricing of assets and liabilities. The OTS NPV analysis indicates that OCS has a lower NPV ratio and lower interest sensitivity measure (i.e., the change in the post-shock NPV ratio is more limited) pursuant to a rising interest rate scenario, which is typically the more adverse scenario for a thrift institution. Moreover, the Bank's interest rate risk exposure is projected to be further reduced following the completion of the conversion and reinvestment of the net conversion proceeds into interest-earning assets. At the same time, the Bank's plan to invest more heavily in mortgage loans in the future may tend to increase its interest rate risk exposure.

<u>Lending Activities and Strategy</u>

Over the last several years, the Bank's lending operations have principally focused on originating automobile loans, which the Bank originates to customers within its market as well as on a national basis. Other loans, including primarily residential, home equity, and commercial mortgage loans in OCS' portfolio were originated prior to the Bank's affiliation with TFS in

2001. Details regarding the Bank's loan portfolio composition are included in Exhibits I-6, I-7 and I-8.

Automobile Lending

The lending strategy has been developed to take advantage of the Bank's expertise in the origination and servicing of automobile loans. The Bank believes it has developed an effective process to originate automobile loans while minimizing the credit risk typically associated with this type of consumer lending. In this regard, there are some unique features to the Bank's marketing strategies and underwriting processes with respect to automobile lending, as noted below.

- OCS has focused on originating automobile loans solely on a direct basis pursuant to underwriting guidelines which have proven to be effective in maintaining a very low delinquency rate relative to industry standards;
- The focus of the Bank's underwriting is on the borrower's level of unsecured debt in combination with the debt-to-income ratio coupled with a personal review of each loan application by one of OCS' senior management;
- By maintaining very strong quality with respect to the portfolio, the Bank is able to offer a highly attractive rate to the borrower, which is currently in the range of 4% to 5%, for most of the loans originated by the Bank;
- OCS originates loans to customers in the areas surrounding its branches as well as to other customers who are generated through Internet sources, including through third party referrals – the Bank has sourced many of its Internet-generated loans through Bankrate.com; and
- Automobile loans originated outside of the markets served by the Bank's branches are limited to borrowers purchasing new automobiles through a dealership.

Residential Lending

As previously discussed, concurrent with the affiliation with TFS, the Bank largely ceased mortgage lending and began referring such applications to TFS for underwriting, processing and origination. In turn, it was expected that the Bank would repurchase these or other mortgage loans from TFS. However, the Bank has not purchased any whole mortgage loans over the last several fiscal years and has primarily purchased investments and MBS to deploy investable cash balances and attain the QTL requirement.

The Bank expects to reengage in mortgage lending following the Conversion. In this regard, in order to minimize costs, OCS will utilizes the services of a regional mortgage banking company to process the originations of real estate mortgage loans, which are expected to primarily consist of permanent residential mortgage loans. This is similar to the Bank's practice prior to its affiliation with TFS wherein it would take the loan application which would it would forward to the mortgage banking company. The mortgage banking company would process the application and underwrite the loan on a fee basis. Pursuant to this arrangement, the Bank was able to retain loans subsequent to their origination or alternatively, Bank would sell the loan to the mortgage banking company. In the future, once the Bank has reached an acceptable level of loan activities, including originations, certain of these functions may be brought in-house.

As of September 30, 2004, 1-4 family mortgage loans totaled $7.5 million, or 28.1% of total loans. In the future, as OCS reengages in mortgage lending, the Bank will be seeking to originate both fixed rate and adjustable rate 1-4 family mortgage loans, and its general philosophy is to emphasize adjustable rate loans and/or shorter-term fixed rate mortgage loans for portfolio (hybrid loans with a fixed rate of up to 5 years initially) or fixed rate loans with maturities of up to 15 years. It is expected that fixed rate mortgage loans with maturities in excess of 15 years will be sold into the secondary market for interest rate risk management purposes.

As an adjunct to its future residential lending, OCS will offer home equity loans and lines of credit. Home equity loans will be offered with fixed rates and terms of up to seven years, while home equity lines of credit will typically have maturities not exceeding seven years.

<u>Multi-Family and Commercial Mortgage Lending</u>

Prior to its affiliation with TFS, OCS made various types of secured commercial loans to customers in its market area for the purpose of financing equipment acquisition, expansion, working capital and other general business purposes. The Bank also made real estate loans secured by multi-family and commercial properties, typically small businesses or professional offices. The terms of these loans generally range from less than one year to 25 years. The loans are either negotiated on a fixed-rate basis or carry adjustable interest rates indexed to: (1) a lending rate that is determined internally; or (2) a short-term market rate index.

At September 30, 2004, OCS had 11 commercial loans outstanding with an aggregate balance of $736,000, or 2.8% of the total loan portfolio.

In the future, the Bank may make similar loans on a select basis. Such loans will generally be originated to its residential mortgage or deposit customers, or generated through the Bank's relationship with the local mortgage banker.

Loan Originations, Purchases and Sales

Exhibit I-9, which shows the Bank's recent data regarding loan originations, repayments and sales, highlights OCS' emphasis on automobile lending, which comprise substantially all of the Bank's loan originations over the last two fiscal years. In this regard, automobile loan originations totaled $49.4 million in fiscal 2003, and declined to $35.1 million in fiscal 2004. Management attributes the decline in volume to diminished support from TFS with respect to the marketing of automobile loans to its customers. Automobile loan sales and the resulting gains on sale also declined (from $38.0 million in fiscal 2003 to $25.0 million in fiscal 2004) as result of diminishing loan volume. Importantly, TFS will not be purchasing automobile loans from OCS on a post-conversion basis and as a result, OCS is currently seeking to identify other financial institutions which may be interested in purchasing automobile loans originated by the Bank.

Asset Quality

The Bank's asset quality has historically been strong and the level of non-performing assets ("NPAs") is low currently. As reflected in Exhibit I-11, the NPA balance was $27,000, equal to 0.05% of assets, consisting solely of non-performing loans. The ratio of allowances to total loans increased from 0.73% as of the end of fiscal 2003 to 0.88% as of September 30, 2004 (see Exhibits I-10 and I-11), owing to loan portfolio shrinkage coupled with limited chargeoffs.

Funding Composition and Strategy

As of September 30, 2004, the Bank's assets were funded primarily with deposits, and, to a lesser extent, borrowings and equity (see Exhibits I-12, I-13 and I-14). The Bank's deposit services cater to individuals rather than commercial businesses.

Deposits

Local retail deposits have consistently addressed the substantial portion of OCS' funding needs, with core deposits in the form of non-interest bearing checking, passbook accounts, and money market deposit accounts comprising the majority of deposits. In the aggregate, these accounts totaled $23.5 million, or 73.0% of total deposits as of September 30, 2004. As of September 30, 2004 CDs accounted for approximately 27.0% of deposits. Approximately 40% of CDs had remaining maturities of one year or less. Large balance CDs (i.e. balances greater than $100,000), which tend to be more rate sensitive than lower balance CDs, accounted for $1.6 million, or 4.9% of deposits, at September 30, 2004.

Borrowings

Borrowings serve as an alternative funding source for the Bank to enable the Bank to fully leverage the capital base, support control of deposit costs and to aid in interest rate risk management. The Bank has increasingly employed borrowed funds over the last three fiscal years as it has been seeking to lock-in longer term funds in the low interest rate environment. As of September 30, 2004, borrowed funds totaled $16.5 million, equal to 29.6% of assets. The Bank may continue to utilize borrowings as a supplemental funding source in the future, generally for these same purposes but its preference is to utilize deposits to fund operations with the objective of building customer relationships.

Subsidiary Activities

As an adjunct to the Bank's automobile lending operations and to take advantage of the Bank's experience and expertise in originating high quality automobile loans, the Bank recently established its AutoARM™, LLC subsidiary ("AutoARM"). As a third party originator and servicer of direct automobile loans for other financial institutions, it is the Bank's intent to build this fee-based business through providing back office and underwriting support, as well as subservicing. To date, AutoARM has not retained any clients nor generated any revenues. The Bank has no other planned subsidiary activities.

Legal Proceedings

Other than the routine legal proceedings that occur in the Bank's ordinary course of business, the Bank is not involved in litigation which is expected to have a material impact on the OCS' financial condition or operations.

II. MARKET AREA

Introduction

Chartered in 1949 as a credit union, OC Financial currently conducts operations through its main office in Dublin, Ohio, which is in the suburban Columbus area, and a branch office in Cleveland, Ohio. Additionally, the Bank maintains a stand alone ATM at the Cleveland Clinic, which is also in Cleveland, Ohio. These locations reflect, in part, the credit union roots of the Bank which served a variety of employer groups in these markets with many in the healthcare and university educational fields.

The Bank currently serves Cuyahoga and Franklin Counties in northern and central Ohio. In this regard, the Bank's markets are generally urban to suburban in character and possess a relatively large employment base, supported by a diverse array of industries and employers. A map showing the location of the Bank's offices in the Cleveland (Cuyahoga County) and Columbus (Franklin County) areas has been set forth below and details regarding the Bank's office and recent trends with respect to market interest rate levels are set forth in Exhibit II-1 and II-2, respectively.

Table 2.1
Ohio Central Savings
Map of Branch Locations


Cuyahoga County
Custom Territories
Cuyahoga County
Franklin County
Pushpins
Main Office
Branch

Future growth opportunities for the Bank depend on the future growth and stability of the regional economy, demographic growth trends, and the nature and intensity of the competitive environment. These factors have been briefly examined in the following pages to help determine the growth potential that exists for the Bank and the relative economic health of the Bank's market area. The growth potential and the stability provided by the market area have a direct bearing on the market value of the Bank and will be factored into our valuation analysis accordingly.

Market Area Demographics

Growth trends for the Bank's market are moderate, as Cuyahoga County's population has been shrinking since 2000 at a 0.5% annual rate, and is thus below the average for the State of Ohio as a whole (0.2% annually). While population growth trends are more favorable in Franklin County, equal to 0.6% annually, they nonetheless are below the population growth rate for the nation as a whole (see Table 2.2).

However, while the Bank's markets reflect limited growth, they are comparatively large urban markets providing OCS with exposure to a relatively large number of potential customers. In this regard, the relatively large size and scope of the Cuyahoga and Franklin County markets, particularly in comparison to the Bank's relatively small size, is evidenced by the demographic data in Table 2.2 which shows that as of 2004, the total population of Cuyahoga and Franklin Counties was 1.4 million and 1.1 million, respectively, while the total population of the Cleveland and Columbus metropolitan areas was 2.2 million and 1.7 million, respectively. As referenced above, population growth for both of the Bank's markets was limited and the growth of households paralleled the rate of growth in population, as total households shrank at a 0.4% annual rate in Cuyahoga County and expanded at a 0.8% annual rate in Franklin County.

Median household and per capita income levels in Franklin County were modestly above the state and national aggregates. Specifically, the median household income in Franklin County was estimated at $46,931 as compared to $44,607 for the state as a whole while per capita income levels as of 2004 equaled $25,684 and $23, 192 for Franklin County and the State of Ohio. By comparison, median household income was relatively modest in Cuyahoga County ($42,199) while per capita income was slightly above the state and national averages at $24,348.

Table 2.2
Ohio Central Savings
Summary Demographic Data

	Year			Growth Rate	
	2000	2004	2009	2000-2004	2004-2009
Population (000)					
United States	281,422	292,937	307,116	1.0%	0.9%
Ohio	11,353	11,455	11,577	0.2%	0.2%
Cuyahoga County	1,394	1,367	1,334	-0.5%	-0.5%
Franklin County	1,069	1,096	1,128	0.6%	0.6%
Households (000)					
United States	105,480	109,949	115,474	1.0%	1.0%
Ohio	4,446	4,515	4,601	0.4%	0.4%
Cuyahoga County	571	563	552	-0.4%	-0.4%
Franklin County	439	454	473	0.8%	0.8%
Median Household Income ($)					
United States	$42,729	$46,475	$51,597	2.1%	2.1%
Ohio	$41,499	$44,607	$48,633	1.8%	1.7%
Cuyahoga County	$39,618	$42,199	$45,879	1.6%	1.7%
Franklin County	$43,702	$46,931	$51,153	1.8%	1.7%
Per Capita Income ($)					
United States	$21,587	$24,092	$27,309	2.8%	2.5%
Ohio	$21,003	$23,192	$26,076	2.5%	2.4%
Cuyahoga County	$22,272	$24,348	$26,972	2.3%	2.1%
Franklin County	$23,059	$25,684	$28,984	2.7%	2.4%

2004 HH Income Dist. (%)	Less Than $25,000	$25,000 to 50,000	$50,000 +
United States	26.0%	28.0%	46.0%
Ohio	26.0%	29.0%	44.0%
Cuyahoga County	30.0%	28.0%	42.0%
Franklin County	24.0%	29.0%	47.0%

Source: Claritas.

Household income distribution patterns for Franklin and Cuyahoga Counties compare relatively closely to each other and to the state and national aggregates. The most significant divergence is with respect to the relatively higher proportion of lower income households (i.e., household incomes under $25,000) in Cuyahoga County reflecting the impact of lower income areas in Cleveland.

Summary of Local Economy and Workforce

The Bank's markets in Franklin and Cuyahoga Counties have economies with a broad mix of industries including the manufacturing, service, transportation and finance industries, as well as the public sector. As reflected in Table 2.3 showing the largest employers, two of the largest employers in the Franklin County market are the State of Ohio and Ohio State University, both of which are based in Columbus. Franklin County is also home to several major medical centers and ancillary facilities and also has several large financial services employers including Huntington Bancshares, National City Corp. and Nationwide Insurance.

Traditional manufacturing employers represent four out of the fourteen largest employers in Cuyahoga County including two automakers (Ford and General Motors). At the same time, service and finance industry employers also have a significant presence including Case Western Reserve University, the Cleveland Clinic, MBNA Bank and National City Corp.

Table 2.3
Ohio Central Savings
Major Employers in Cuyahoga County and Franklin County

Employer	Industry
Cuyahoga County	
American Greetings Corp.	Manufacturing
Case Western Reserve University	Service
Cleveland Clinic Health System	Service
Continental Airlines	Transportation
Ford Motor Co.	Manufacturing
General Motors Corp.	Manufacturing
KeyCorp	Finance
Lincoln Electric Co.	Manufacturing
MBNA America Bank	Finance
National City Corp.	Finance
Progressive Corp.	Insurance
SBC Communications	Utility
Sherwin-Williams Co.	Manufacturing
University Hospitals Health System	Service
Franklin County	
Abbott Laboratories/Ross Products	Manufacturing
American Electric Power Co.	Utility
Ashland Chemical Co.	Manufacturing
Banc One Corp.	Finance
Battelle Memorial Institute	Service
Grant/Riverside Methodist Hospitals	Service
Huntington Bancshares Inc.	Finance
Limited Brands	Trade
National City Corp.	Finance
Nationwide Insurance Enterprise Co.	Insurance
Ohio State University	Government
Schottenstein Stores Corp.	Trade
State of Ohio	Government
Wendy's International Inc.	Trade
Worthington Industries	Manufacturing

Unemployment Trends

Unemployment trends in OC Financial's markets as well as Ohio and the U.S. are displayed in Table 2.4. The unemployment rates in Ohio and Cuyahoga County are above the national average reflecting in part, the significant presence of old-line manufacturing industries which are subject to strong competitive pressures from both other lower-cost areas of the U.S. as well as foreign competition. Moreover, notwithstanding a gradually improving national economy, unemployment rates in Ohio and Cuyahoga County have remained stubbornly high, equal to 6.3% and 6.5% as of August 2004.

The unemployment rate in Franklin County is comparatively moderate and equaled 4.8% as of August 2004. As the location state capital, Franklin County benefits from a high level of government employment and state spending. Moreover, the presence of Ohio State University has fostered economic growth in the healthcare and research areas which are growth areas of the economy, facilitating its ability to maintain a low unemployment rate.

Table 2.4
Ohio Central Savings
Unemployment Trends (1)

Region	August 2003 Unemployment	August 2004 Unemployment
United States	6.1%	5.4%
Ohio	6.1%	6.3%
Cuyahoga County	6.3%	6.5%
Franklin County	4.7%	4.8%

(1) State and county unemployment rates are not seasonally adjusted.

Source: U.S. Bureau of Labor Statistics.

Market Area Deposit Characteristics

As a savings institution with its primary business functions of real estate lending and the gathering of deposits in northern and central Ohio, the Bank's primary competitors are: (1) other financial institutions with offices proximate to the Bank's locations; (2) other lenders including auto lenders and mortgage loan originators; (3) those depository and lending organizations not physically located within the Bank's markets, but capable of doing business remotely through the Internet or by other means; and (4) other competitors such as investment firms, mutual funds, insurance companies, etc.

Competition among financial institutions in the Bank's market is significant. As larger institutions compete for market share to achieve economies of scale, the environment for the Bank's products and services is expected to remain highly competitive. Community-sized institutions such as the Bank typically compete with larger institutions on pricing or operate in a niche that will allow for operating margins to be maintained at profitable levels. The Bank's business plan reflects elements of both strategies.

Table 2.5 displays deposit market trends over recent years for the two markets where the Bank maintains branches. The large size of the markets overall are indicated by the deposit totals, which equaled $20.5 billion in Franklin County and $52.3 billion in Cuyahoga County, with commercial banks controlling nearly 94% and 83% of the total deposit market, respectively, as compared to the statewide average of 86%. Deposit growth trends in Cuyahoga County are comparatively strong (6.65% in the most recent year), but this primarily reflects strong deposit growth at Key Corp which is headquartered in Cleveland; such deposits are not necessarily reflective of core deposit growth within the market. The deposit growth rate for Franklin County equal to 3.27%, compared closely to the state average of 3.64%.

The largest competitors in the markets served by the Bank are comprised of some of the largest financial institutions in Ohio and the nation as a whole. In this regard, Key Corp holds the largest market share in Cuyahoga County, with deposits equaling more than 32% of all deposits as of June 30, 2004 (see Table 2.5 for details). Other large competitors include National City and Charter One.

Bank One, a subsidiary of JPMorgan Chase & Co., holds the largest market share in Franklin County, with deposits equaling nearly 30% of all deposits as of June 30, 2004 (see Table 2.5 for details), while Huntington Bank was a close second with a 27% market share. Other large competitors include National City and U. S. Bank.

Table 2.5
Ohio Central Savings
Cuyahoga County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
KeyCorp	KeyBank National Association	Cleveland	OH	Bank	68	$12,315,105	$16,826,576	26.81%	32.20%	16.89%
National City Corp.	National City Bank	Cleveland	OH	Bank	63	$9,914,667	$11,591,294	21.58%	22.18%	8.13%
Royal Bank of Scotland Group	Charter One Bank NA	Cleveland	OH	Bank	82	$4,316,144	$3,760,770	9.39%	7.20%	-6.66%
KeyCorp	KeyBank USA NA	Cleveland	OH	Bank	1	$3,176,243	$3,374,390	6.91%	6.46%	3.07%
Huntington Bancshares Inc.	Huntington National Bank	Columbus	OH	Bank	43	$1,549,581	$1,820,847	3.37%	3.48%	8.40%
Fifth Third Bancorp	Fifth Third Bank	Cincinnati	OH	Bank	43	$1,724,136	$1,811,088	3.75%	3.47%	2.49%
U.S. Bancorp	U.S. Bank NA	Cincinnati	OH	Bank	54	$1,485,076	$1,516,856	3.23%	2.90%	1.06%
JPMorgan Chase & Co.	Bank One National Association	Columbus	OH	Bank	25	$1,026,000	$1,027,469	2.23%	1.97%	0.07%
FirstMerit Corp.	FirstMerit Bank NA	Akron	OH	Bank	26	$570,607	$650,398	1.24%	1.24%	6.76%
Sky Financial Group Inc.	Sky Bank	Salineville	OH	Bank	17	$787,939	$601,944	1.72%	1.15%	-12.60%
Republic Bancorp Inc.	Republic Bank	Lansing	MI	Bank	10	$204,172	$227,957	0.44%	0.44%	5.66%
Independence Banccorp	Independence Bank	Independence	OH	Bank	1	$127,700	$134,922	0.28%	0.26%	2.79%
Shorebank Corp.	ShoreBank Cleveland	Cleveland	OH	Bank	1	$49,340	$54,015	0.11%	0.10%	4.63%
National City Corp.	Provident Bank	Cincinnati	OH	Bank	2	$38,363	$52,546	0.08%	0.10%	17.03%
LNB Bancorp Inc.	Lorain National Bank	Lorain	OH	Bank	4	$45,435	$26,760	0.10%	0.05%	-23.26%
American National Bancorp	American National Bank	Parma	OH	Bank	2	$24,124	$24,047	0.05%	0.05%	-0.16%
Liberty Bank NA	Liberty Bank NA	Twinsburg	OH	Bank	1	$8,407	$10,649	0.02%	0.02%	12.55%
Credit First NA	Credit First NA	Brook Park	OH	Bank	1	$500	$500	0.00%	0.00%	0.00%
Sky Financial Group Inc.	Sky Trust NA	Pepper Pike	OH	Bank	1	$500	$500	0.00%	0.00%	0.00%
Rurban Financial Corp.	State Bank & Trust Company	Defiance	OH	Bank	1	$18,915	$0	0.04%	0.00%	-100.00%
TOTAL BANKS					**446**	**$37,382,954**	**$43,513,528**	**81.35%**	**83.27%**	**7.89%**
Third FS&LA M.H.C.	Third FS&LA (MHC)	Cleveland	OH	Thrift	22	$4,094,129	$4,159,302	8.91%	7.96%	0.79%
Ohio Savings Financial Corp.	Ohio Savings Bank	Cleveland	OH	Thrift	23	$1,447,257	$1,818,160	3.15%	3.48%	12.08%
Dollar Bank FSB	Dollar Bank FSB	Pittsburgh	PA	Thrift	18	$1,374,153	$1,423,149	2.99%	2.72%	1.77%
First FS&LA	First FS&LA	Lakewood	OH	Thrift	8	$783,918	$810,926	1.71%	1.55%	1.71%
PVF Capital Corp.	Park View FSB	Solon	OH	Thrift	9	$340,339	$359,576	0.74%	0.69%	2.79%
Century Bank	Century Bank	Parma	OH	Thrift	3	$103,063	$103,792	0.22%	0.20%	0.35%
Third FS&LA M.H.C.	DeepGreen Bank (MHC)	Seven Hills	OH	Thrift	1	$383,135	$32,068	0.83%	0.06%	-71.07%
Pioneer Savings Bank	Pioneer Savings Bank	Cleveland	OH	SB	1	$20,628	$19,031	0.04%	0.04%	-3.95%
Third FS&LA M.H.C.	Ohio Central Savings (MHC)	Dublin	OH	Thrift	1	$11,896	$11,901	0.03%	0.02%	0.02%
First Place Financial Corp.	First Place Bank	Warren	OH	Thrift	1	$0	$4,895	0.00%	0.01%	N.M.
TOTAL SAVINGS INSTITUTIONS					**87**	**$8,558,518**	**$8,742,800**	**18.62%**	**16.73%**	**1.07%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**533**	**$45,941,472**	**$52,256,328**	**99.97%**	**100.00%**	**6.65%**
OHIO					**4,716**	**$186,378,511**	**$200,199,727**	**100.02%**	**99.98%**	**3.64%**
BANKS					**4,176**	**$161,148,857**	**$172,557,050**	**86.51%**	**86.17%**	**3.48%**
SAVINGS INSTITUTIONS					**540**	**$25,229,654**	**$27,642,677**	**13.51%**	**13.81%**	**4.67%**

Source: SNL Securities.

Table 2.5 (continued)
Ohio Central Savings
Franklin County Deposit Detail

Holding Company Name	Institution Name	HQ City	HQ State	Type	# of Brchs	Total Deposits as of June 30, 2002 ($000)	Total Deposits as of June 30, 2004 ($000)	Market Share 2002 (%)	Market Share 2004 (%)	2002-2004 CAGR (%)
JPMorgan Chase & Co.	Bank One National Association	Columbus	OH	Bank	52	$5,994,000	$6,108,200	31.24%	29.85%	0.95%
Huntington Bancshares, Inc.	Huntington National Bank	Columbus	OH	Bank	70	$3,991,546	$5,440,784	20.80%	26.59%	16.75%
Futura Banc Corp.	Fifth Third Bank	Cincinnati	OH	Bank	78	$2,960,442	$2,818,433	15.43%	13.77%	-2.43%
First Merchants Corp.	National City Bank	Cleveland	OH	Bank	54	$1,591,331	$1,755,011	8.29%	8.58%	5.02%
Commercial Bancshares Inc.	U.S. Bank NA	Cincinnati	OH	Bank	47	$918,640	$869,901	4.79%	4.25%	-2.69%
DCB Financial Corp.	KeyBank National Association	Cleveland	OH	Bank	20	$621,938	$661,632	3.24%	3.23%	3.14%
Fifth Third Bancorp	Bank One Trust Company NA	Columbus	OH	Bank	1	$1,080,630	$351,975	5.63%	1.72%	-42.93%
Community Bancshares Inc.	Sky Bank	Salineville	OH	Bank	9	$194,719	$298,896	1.01%	1.46%	23.90%
First City Bank	Commerce National Bank	Columbus	OH	Bank	1	$248,293	$292,221	1.29%	1.43%	8.49%
First Community Bank	Heartland Bank	Gahanna	OH	Bank	7	$208,947	$200,409	1.09%	0.98%	-2.06%
FirstMerit Corp.	WesBanco Bank	Wheeling	WV	Bank	5	$68,403	$82,164	0.36%	0.40%	9.60%
Bankers Bancshares Inc.	First Community Bank	Columbus	OH	Bank	2	$80,981	$79,966	0.42%	0.39%	-0.63%
Guernsey Bank	Park National Bank	Newark	OH	Bank	4	$44,176	$58,133	0.23%	0.28%	14.71%
Heartland Banccorp	Guernsey Bank	Worthington	OH	Bank	1	$34,720	$56,696	0.18%	0.28%	27.79%
Huntington Bancshares Inc.	World Financial Network NB	Gahanna	OH	Bank	2	$85,000	$51,000	0.44%	0.25%	-22.54%
KeyCorp	First City Bank	Columbus	OH	Bank	1	$44,396	$45,776	0.23%	0.22%	1.54%
National City Corp.	Great Lakes Bankers Bank	Gahanna	OH	Bank	1	$32,454	$33,446	0.17%	0.16%	1.52%
Oak Hill Financial Inc.	Provident Bank	Cincinnati	OH	Bank	1	$31,216	$26,304	0.16%	0.13%	-8.20%
Ohio Valley Banc Corp.	First Bremen Bank	Bremen	OH	Bank	1	$0	$20,949	0.00%	0.10%	N.M.
Park National Corp.	FirstMerit Bank NA	Akron	OH	Bank	3	$18,764	$20,564	0.10%	0.10%	4.69%
National City Corp.	Ohio Valley Bank Company	Gallipolis	OH	Bank	1	$21,700	$20,274	0.11%	0.10%	-3.34%
Sky Financial Group Inc.	Champaign National Bank	Urbana	OH	Bank	1	$8,643	$15,846	0.05%	0.08%	35.40%
U.S. Bancorp	Delaware County B&TC	Lewis Center	OH	Bank	1	$12,544	$14,540	0.07%	0.07%	7.66%
WesBanco Inc.	Commercial Savings Bank	Upper Sandusky	OH	Bank	1	$1,914	$3,899	0.01%	0.02%	42.73%
World Financial Network NB	Oak Hill Banks	Jackson	OH	Bank	2	$0	$185	0.00%	0.00%	N.M.
TOTAL BANKS					**366**	**$18,295,397**	**$19,327,204**	**95.34%**	**94.44%**	**2.78%**
Arlington Bk	Ohio Savings Bank	Cleveland	OH	Thrift	5	$510,535	$552,494	2.66%	2.70%	4.03%
Emerald Bank	Union SB	Cincinnati	OH	Thrift	5	$158,564	$198,880	0.83%	0.97%	11.99%
Central Federal Corp.	Grange Bank	Columbus	OH	Thrift	1	$60,514	$174,576	0.32%	0.85%	69.85%
Grange Mutual Casualty Co.	Arlington Bk	Upper Arlington	OH	SB	1	$95,464	$139,230	0.50%	0.68%	20.77%
Third FS&LA M.H.C.	United Midwest SB	De Graff	OH	Thrift	1	$45,866	$50,086	0.24%	0.24%	4.50%
Ohio Savings Financial Corp.	Ohio Central Savings (MHC)	Dublin	OH	Thrift	1	$20,475	$19,906	0.11%	0.10%	-1.40%
U.S. Bancorp	CFBank	Fairlawn	OH	Thrift	1	$0	$1,313	0.00%	0.01%	N.M.
MSB Capital Corp.	Emerald Bank	Dublin	OH	SB	1	$0	$376	0.00%	0.00%	N.M.
TOTAL SAVINGS INSTITUTIONS					**16**	**$891,418**	**$1,136,861**	**4.66%**	**5.55%**	**12.93%**
TOTAL BANKS AND SAVINGS INSTITUTIONS					**382**	**$19,186,815**	**$20,464,065**	**100.00%**	**99.99%**	**3.27%**
OHIO					**4,716**	**$186,378,511**	**$200,199,727**	**100.02%**	**99.98%**	**3.64%**
BANKS					**4,176**	**$161,148,857**	**$172,557,050**	**86.51%**	**86.17%**	**3.48%**
SAVINGS INSTITUTIONS					**540**	**$25,229,654**	**$27,642,677**	**13.51%**	**13.81%**	**4.67%**

Source: SNL Securities.

The proceeds from the stock conversion offering will enhance the Bank's competitiveness by providing increased operating flexibility, and the ability to grow through mortgage lending in addition to the auto lending niche.

III. PEER GROUP ANALYSIS

This chapter presents an analysis of OCS' operations versus a group of comparable savings institutions (the "Peer Group") selected from the universe of all publicly-traded savings institutions in a manner consistent with the regulatory valuation guidelines. The basis of the pro forma market valuation of OCS is derived from the pricing ratios of the Peer Group institutions, incorporating valuation adjustments for OCS to reflect key differences in relation to the Peer Group. Since no Peer Group can be exactly comparable to OCS, key areas examined for differences are: financial condition; profitability, growth and viability of earnings; asset growth; primary market area; dividends; liquidity of the shares; marketing of the issue; management; and effect of government regulations and regulatory reform.

Peer Group Selection

The Peer Group selection process is governed by the general parameters set forth in the regulatory valuation guidelines. Accordingly, the Peer Group is comprised of only those publicly-traded savings institutions whose common stock is either listed on a national exchange (NYSE or AMEX), or is NASDAQ listed, since their stock trading activity is regularly reported and generally more frequent than non-publicly traded and closely-held institutions. Non-listed institutions are inappropriate since the trading activity for thinly-traded or closely-held stocks is typically highly irregular in terms of frequency and price and thus may not be a reliable indicator of market value. We have also excluded from the Peer Group those companies under acquisition or subject to rumored acquisition, mutual holding companies and recent conversions, since their pricing ratios may be subject to unusual distortion and/or have limited trading history. A recent listing of the universe of all publicly-traded savings institutions is included as Exhibit III-1.

Ideally, the Peer Group, which must have at least 10 members to comply with the regulatory valuation guidelines, should be comprised of locally or regionally-based savings institutions with comparable resources, strategies and financial characteristics. There are approximately 190 publicly-traded savings institutions nationally and, it is from this group that the Peer Group must be selected. To the extent that differences exist between the converting institution and the Peer Group, valuation adjustments may be applied to account for the differences. Since OCS will be a full stock public company upon completion of the offering, we considered only full stock public companies to be viable candidates for inclusion in the Peer Group. From the universe of publicly-traded thrifts, we selected 12 institutions with characteristics reasonably similar to those of OCS, utilizing the following key selection criteria:

- Operating in the Midwest region;
- Total assets less than $250 million; and
- Return on equity ("ROE") less than 10%.

We considered focusing the selection criteria on companies with a relatively high proportion of consumer loans but believe this criteria has limited usefulness in the valuation process based on the following considerations: (1) most such companies have considerably higher yields, earnings and credit risk exposure than the Bank; and (2) the Bank's business plan is focused on increasing the proportion of mortgage loans in the future.

Table 3.1 shows the general characteristics of each of the 12 Peer Group members. Exhibit III-2 provides financial and public market pricing characteristics of all publicly-traded Midwest based thrifts with assets less than $250 million, from which the Peer Group was selected. While there are expectedly some differences between the Peer Group companies and OCS, we believe that the Peer Group companies, on average, provide a good basis for valuation subject to valuation adjustments. The following sections present a comparison of OCS' financial condition, income and expense trends, loan composition, interest rate risk and credit risk versus the Peer Group incorporating the most recent publicly available data.

In aggregate, the Peer Group companies maintain a slightly higher level of capital than the industry average (11.83% of assets versus 10.80% for all public thrifts), generate stronger core return on average assets ("ROA") (0.71% core "ROA" versus 0.61% for all public thrifts), and generate a higher core ROE (7.27% core "ROE" versus 5.23% for all public thrifts). Overall, the Peer Group's average core P/E multiple was at a slight premium to the average for all publicly-traded thrifts while the average P/B ratio was discounted.

Table 3.1
Peer Group of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strategy(2)	Total Assets	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
NEIB	Northeast Indiana Bancorp of IN	NASDAQ	Northeast IN	Thrift	$229	3	12-31	06/95	$21.90	31
FBTC	First BancTrust Corp. of IL	NASDAQ	EastCentral IL	Thrift	225	3	12-31	04/01	$12.25	31
BRBI	Blue River Bancshares of IN	NASDAQ	Central IN	Thrift	214	4	12-31	06/98	$5.35	18
HLFC	Home Loan Financial Corp. of OH	NASDAQ	Central OH	Thrift	160	3	06-30	03/98	$21.00	35
GTPS	Great American Bancorp of IL	NASDAQ	EastCentral IL	Thrift	157	3	12-31	06/95	$25.50	19
AMFC	AMB Financial Corp. of Munster IN	NASDAQ	Northwest IN	Thrift	154	3	12-31	04/96	$14.50	14
HCFC	Home City Financial Corp. of OH	NASDAQ	Southwest OH	Thrift	153 J	2	12-31	12/96	$15.19	13
FFDF	FFD Financial Corp. of Dover OH	NASDAQ	Northeast OH	Thrift	136 J	3	06-30	04/96	$15.25	18
PSFC	Peoples Sidney Financial Corp. of OH	NASDAQ	WestCentral OH	Thrift	136 J	4	06-30	04/97	$15.75	23
CIBI	Community Inv. Bancorp, Inc. of OH	NASDAQ	NorthCentral OH	Thrift	122	3	06-30	02/95	$14.77	16
PBNC	PFS Bancorp Inc. of Aurora IN	NASDAQ	Southeastern IN	Thrift	117 J	3	12-31	10/01	$15.21	22
HWEN	Home Financial Bancorp of IN	NASDAQ	Central IN	Thrift	63 J	2	06-30	07/96	$6.00	8

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified and Ret.=Retail Banking.
(3) FDIC savings bank institution.

Source: Corporate offering circulars, data derived from information published in SNL Securities Quarterly Thrift Report, and financial reports of publicly-traded thrifts.

	All Publicly-Traded Savings Institutions	***Peer Group***
Financial Characteristics (Averages)		
Assets ($Mil)	$2,524	$156
Market Capitalization ($Mil)	$395.74	$20.68
Equity/Assets (%)	10.77%	11.42%
Tangible Equity/Assets (%)	9.80%	11.20%
Core Return on Assets (%)	0.71%	0.61%
Core Return on Equity (%)	7.27%	5.24%
Pricing Ratios (Averages)(1)		
Core Price/Earnings (x)	19.81x	20.67x
Price/Book (%)	164.94%	116.93%
Price/Tangible Book (%)	180.21%	120.00%
Price/Assets (%)	17.75%	13.51%

(1) Based on market prices as of November 26, 2004.

Source: Table 4.3.

The similarities and differences between the Bank and the Peer Group will be highlighted in the following comparative analysis.

Financial Condition

Table 3.2 shows comparative balance sheet measures for OCS and the Peer Group. OCS' pre-conversion equity ratio of 6.8% of assets falls below the Peer Group average of 11.4%; however, with the addition of stock proceeds, net of expenses, stock benefit plan purchases, and the payment to TFS, the Bank's pro forma capital position is expected to modestly exceed the Peer Group's ratio. OCS does not have intangible assets and the Peer Group amount on average is nominal. The increased equity is anticipated to enhance OCS' earnings potential through reinvestment of proceeds, lower funding costs and potentially through profitable growth. At the same time, the Bank will incur increased operating costs resulting from its separation from TFS and as a result of the cost of the stock benefit plans and normal public company costs. The Bank and all of the Peer Group companies are in compliance with their regulatory capital requirements.

Table 3.2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of September 30, 2004

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	Loans	Deposits	Borrowed Funds	Subd. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	MEMO: Pref.Stock	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Ohio Central Savings																				
September 30, 2004	1.2%	49.8%	47.1%	58.0%	29.6%	0.0%	6.8%	0.0%	6.8%	0.0%	10.71%	27.05%	-1.88%	7.94%	32.16%	0.67%	0.67%	6.76%	6.76%	13.86%
All Public Companies	4.1%	23.6%	67.5%	66.3%	20.9%	0.7%	10.6%	0.9%	9.8%	0.0%	13.25%	4.45%	14.57%	8.58%	17.78%	4.04%	3.24%	9.03%	9.02%	15.96%
State of OH	4.1%	17.4%	74.3%	68.0%	18.5%	0.5%	12.0%	0.5%	11.5%	0.0%	8.33%	-4.14%	12.35%	4.67%	13.97%	0.60%	-1.83%	9.10%	8.94%	14.10%
Comparable Group Average	5.8%	11.1%	78.5%	69.0%	18.5%	0.3%	11.4%	0.2%	11.1%	0.0%	8.66%	-9.26%	6.44%	-1.00%	14.39%	3.07%	0.64%	10.33%	10.33%	18.34%
Comparable Group																				
AMFC AMB Financial Corp. of Munster IN	6.2%	4.5%	81.8%	73.4%	12.7%	3.2%	8.5%	0.0%	8.5%	0.0%	3.95%	-14.25%	7.60%	1.66%	17.55%	8.00%	8.00%	8.95%	8.95%	15.51%
BRBI Blue River Bancshares of IN	7.1%	17.2%	70.3%	82.6%	9.2%	0.0%	7.6%	1.7%	6.0%	0.0%	93.47%	36.58%	N.M.	N.M.	78.75%	35.82%	6.24%	N.M.	N.M.	N.M.
CIBI Community Inv. Bancorp, Inc. of OH	3.5%	12.9%	80.8%	67.0%	21.7%	0.0%	10.9%	0.0%	10.9%	0.0%	0.82%	-14.22%	4.27%	-5.42%	25.69%	3.16%	3.16%	N.M.	N.M.	N.M.
FFDF FFD Financial Corp. of Dover OH (1)	8.0%	5.5%	84.3%	77.6%	9.3%	0.0%	12.3%	0.0%	12.3%	0.0%	-0.38%	6.39%	-1.26%	1.05%	-8.80%	-1.06%	-1.06%	N.M.	N.M.	N.M.
FBTC First BancTrust Corp. of IL	4.3%	38.9%	51.7%	70.6%	16.7%	0.0%	12.1%	0.0%	12.1%	0.0%	0.08%	-8.70%	7.84%	-2.26%	5.63%	5.80%	5.80%	11.85%	11.85%	23.65%
GTPS Great American Bancorp of IL	15.9%	3.2%	75.3%	78.1%	9.6%	0.0%	11.1%	0.3%	10.8%	0.0%	-4.02%	-45.88%	18.87%	-6.35%	15.38%	-1.59%	-1.63%	8.05%	8.05%	15.07%
HCFC Home City Financial Corp. of OH (1)	4.6%	8.2%	82.0%	68.7%	22.6%	0.0%	8.1%	0.2%	7.9%	0.0%	3.25%	59.35%	-2.25%	3.44%	1.59%	5.91%	6.36%	N.M.	N.M.	N.M.
HWEN Home Financial Bancorp of IN (1)	5.7%	5.7%	80.0%	61.3%	26.8%	0.0%	11.2%	0.0%	11.2%	0.0%	2.85%	-15.74%	4.58%	0.93%	6.25%	6.03%	6.03%	N.M.	N.M.	N.M.
HLFC Home Loan Financial Corp. of OH	1.5%	12.3%	82.6%	55.3%	29.7%	0.0%	14.1%	0.0%	14.1%	0.0%	6.49%	6.16%	3.77%	2.56%	16.30%	3.84%	3.84%	11.30%	11.30%	18.40%
NEIB Northeast Indiana Bancorp of IN	2.3%	17.3%	75.4%	56.2%	31.7%	0.0%	11.4%	0.0%	11.4%	0.0%	3.25%	-20.82%	11.56%	4.91%	3.24%	-4.23%	-4.23%	10.90%	10.90%	17.40%
PBNC PFS Bancorp Inc. of Aurora IN (1)(2)	3.9%	2.3%	92.4%	73.5%	8.5%	0.0%	16.8%	0.0%	16.8%	0.0%	-0.36%	-66.72%	15.49%	-4.40%	N.M.	-25.16%	-25.16%	N.M.	N.M.	N.M.
PSFC Peoples Sidney Financial Corp. of OH (1)	7.4%	5.1%	85.2%	63.9%	22.9%	0.0%	12.8%	0.0%	12.8%	0.0%	-5.43%	-33.26%	0.34%	-7.16%	-3.26%	0.27%	0.27%	10.90%	10.90%	20.00%

(1) Financial information is for the quarter ending June 30, 2004.
(2) Financial data is adjusted for a $5.00 per share special dividend paid in October 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

The Bank's asset composition reflects a lower concentration of loans to assets of 47.1% versus a 78.5% average for the Peer Group. Thus, the ratio of cash, investments, and MBS for the Bank was higher than for the Peer Group (51.0% of assets versus 16.9% for the Peer Group). The lower ratio of loans reflects the Bank's limited internal loan origination activities recently (with the exception of automobile loans). In this regard, unlike the Peer Group companies, the Bank lacks an internal loan origination capacity for residential mortgage loans. Overall, the Bank's interest-earning assets ("IEA") ratio approximated 98.1% of assets, higher than the Peer Group ratio of 95.4%, which partially reflects the Bank's more limited investment in fixed assets, no intangible assets and lower non-performing assets. On a pro forma basis, the Bank's current IEA advantage is expected to increase as the net proceeds are reinvested into IEA. At the same time, the earnings power of the Bank's assets are comparatively lower than the Peer Group given the lower proportion of higher yielding loans to assets.

The Bank's deposits/assets ratio equaled 58.0%, which was below the Peer Group average of 69.0%. Borrowings were utilized to a greater degree by OCS, at 29.6% versus the Peer Group ratio of 18.5%. The level of borrowings by the Bank restricts future growth through borrowings and suggests that future asset growth will be dependent on the ability to increase deposits. Also, deposits are generally considered to be more valuable from a franchise perspective. Total interest-bearing liabilities ("IBL") maintained by OCS and the Peer Group, equaled 87.6% and 87.5% of assets, respectively. The Bank's IBL ratio will be improved on a post-conversion basis as the pro forma equity level will be higher.

A key measure of balance sheet strength and earnings power is the IEA/IBL ratio. Presently, the Bank's IEA/IBL ratio is above OCS' ratio, based on respective ratios of 112.0% and 109.0%. The additional capital realized from stock proceeds should improve OCS' advantage in this regard.

Table 3.2 shows growth rates for key balance sheet items for the most recent 12 months for OCS and the Peer Group. OCS realized faster asset growth than the Peer Group, at 10.71% and 8.66%, respectively. The Bank's comparatively faster growth is attributable to growth in wholesale elements of the balance sheet, as the expanding cash and investments portfolio was funded primarily by borrowings, and the loan portfolio declined. Specifically, the Bank's loan portfolio diminished by 1.88% over the most recent 12 month period as compared to 6.44%

average growth for the Peer Group. Comparatively, OCS' portfolio of cash and investments increased by 27.05%, as compared to modest shrinkage realized by the Peer Group. Deposit growth for the Bank reflects a comparative advantage relative to the Peer Group who experienced slight shrinkage on average.

The Bank's equity increased by less than 1% due to low profitability versus 3.07% for the Peer Group despite the Peer Group's higher equity and that they were engaged in capital management strategies. On a post-offering basis, the Bank's equity growth rate will initially be restricted due to the increased equity level and low current market rates for proceeds reinvestment.

Income and Expense Components

OCS and the Peer Group reported ROA ratios of 0.05% and 0.63%, respectively (see Table 3.3), for the most recent 12 months. The Bank's lower profitability reflects its comparatively weaker spreads which leads to its thin net interest income ratio. Additionally, OCS' lower profitability results from its comparatively high operating expenses, which are partially mitigated by the Bank's relatively high level of non-interest revenues and gains on sale.

The Bank's interest income and interest expense ratios relative to average assets were less favorable in comparison to the Peer Group, resulting in a less favorable net interest income ratio of 2.76% versus the Peer Group average of 3.31%. The Bank's lower interest income ratio was the result of its lower IEA yield (5.06% versus 5.70% for the Peer Group), reflecting its lower loans/assets ratio and the relatively low yields on the Bank's high quality automobile loans. The Bank's higher interest expense ratio, 2.59% versus 2.13% of average assets for the Peer Group, reflects the Bank's competitive deposit rates, despite a higher proportion of transaction accounts, and higher utilization of borrowed funds. On a pro forma basis the net interest income ratio may improve marginally, partially limited by the currently low reinvestment rates.

Non-interest income equaled 1.02% of average assets for OCS versus an average of 0.60% for the Peer Group (excluding gains on sale for both). The Bank's higher non-interest

Table 3.3
Income as Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2004

	Net Income	Net Interest Income: Income	Net Interest Income: Expense	Net Interest Income: NII	Net Interest Income: Loss Provis. on IEA	NII After Provis.	Other Income: Loan Fees	Other Income: R.E. Oper.	Other Income: Other Income	Total Other Income	G&A/Other Exp.: G&A Expense	G&A/Other Exp.: Goodwill Amort.	Non-Op. Items: Net Gains	Non-Op. Items: Extrao. Items	Yields, Costs, and Spreads: Yield On Assets	Yields, Costs, and Spreads: Cost Of Funds	Yields, Costs, and Spreads: Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Ohio Central Savings																			
September 30, 2004	0.05%	5.35%	2.59%	2.76%	0.07%	2.69%	0.00%	0.00%	1.02%	1.02%	4.53%	0.00%	0.90%	0.00%	5.06%	2.31%	2.61%	$2,652	35.90%
All Public Companies	0.77%	5.02%	1.97%	3.05%	0.13%	2.92%	0.05%	0.00%	0.66%	0.71%	2.53%	0.02%	0.09%	0.01%	5.20%	2.22%	2.99%	$5,378	34.00%
State of OH	0.60%	5.15%	2.20%	2.95%	0.15%	2.80%	0.05%	0.00%	0.39%	0.43%	2.46%	0.01%	0.13%	0.00%	5.37%	2.53%	2.83%	$4,270	32.01%
Comparable Group Average	0.63%	5.44%	2.13%	3.31%	0.15%	3.16%	0.03%	-0.02%	0.59%	0.60%	2.87%	0.00%	0.03%	0.00%	5.70%	2.44%	3.27%	$3,608	34.18%
Comparable Group																			
AMFC AMB Financial Corp. of Munster IN	0.63%	5.20%	2.34%	2.86%	0.11%	2.75%	0.09%	-0.03%	0.81%	0.87%	2.77%	0.00%	-0.06%	0.00%	5.64%	2.63%	3.01%	$4,824	38.05%
BRBI Blue River Bancshares of IN	0.11%	5.11%	1.94%	3.17%	0.23%	2.94%	0.00%	0.00%	0.51%	0.51%	3.27%	0.03%	0.02%	0.00%	5.42%	2.14%	3.29%	$3,683	N.M.
CIBI Community Inv. Bancorp, Inc. of OH	0.69%	5.20%	2.02%	3.18%	0.13%	3.05%	0.00%	0.00%	0.38%	0.38%	2.46%	0.00%	0.06%	0.00%	5.35%	2.28%	3.07%	$3,307	34.41%
FFDF FFD Financial Corp. of Dover OH (1)	0.50%	4.65%	1.82%	2.83%	0.02%	2.81%	0.00%	-0.01%	0.20%	0.19%	2.50%	0.00%	0.26%	0.00%	4.76%	2.09%	2.66%	$3,160	34.01%
FBTC First BancTrust Corp. of IL	0.57%	5.18%	1.96%	3.22%	0.28%	2.94%	0.15%	-0.04%	1.20%	1.30%	3.57%	0.00%	0.17%	0.00%	5.45%	2.24%	3.21%	$2,643	31.00%
GTPS Great American Bancorp of IL	0.78%	4.87%	1.40%	3.48%	0.00%	3.48%	0.05%	0.00%	1.78%	1.84%	4.08%	0.00%	0.01%	0.00%	5.15%	1.59%	3.56%	$1,956	37.25%
HCFC Home City Financial Corp. of OH (1)	0.43%	5.85%	2.92%	2.93%	0.26%	2.67%	0.00%	0.00%	0.13%	0.13%	2.18%	0.02%	0.00%	0.00%	6.17%	3.20%	2.97%	$4,379	28.34%
HWEN Home Financial Bancorp of IN (1)	0.59%	7.44%	2.48%	4.95%	0.39%	4.56%	0.00%	-0.12%	0.63%	0.51%	4.29%	0.00%	-0.29%	0.00%	8.08%	2.82%	5.26%	$2,643	N.M.
HLFC Home Loan Financial Corp. of OH	1.09%	6.18%	2.32%	3.86%	0.29%	3.57%	0.00%	0.00%	0.45%	0.45%	2.44%	0.00%	0.12%	0.00%	6.33%	2.73%	3.59%	$4,112	35.59%
NEIB Northeast Indiana Bancorp of IN	0.75%	5.34%	2.57%	2.77%	0.00%	2.77%	0.09%	0.00%	0.45%	0.53%	2.35%	0.00%	0.06%	0.00%	5.62%	2.95%	2.67%	$4,574	25.62%
PBNC PFS Bancorp Inc. of Aurora IN (1)	0.71%	4.58%	1.35%	3.23%	0.04%	3.19%	0.00%	-0.05%	0.40%	0.35%	2.35%	0.00%	0.00%	0.00%	4.65%	1.76%	2.89%	$3,900	40.52%
PSFC Peoples Sidney Financial Corp. of OH (1)	0.70%	5.70%	2.45%	3.25%	0.04%	3.21%	0.00%	0.00%	0.11%	0.11%	2.21%	0.00%	0.00%	0.00%	5.84%	2.82%	3.02%	$4,114	37.06%

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe ar reliable, but we cannot guarantee the accuracy or completeness of such information.

income ratio primarily reflects the high level of fee income generated through the Bank's higher proportion of transaction accounts as well as the automobile loan servicing income.

The Bank has recognized gains on the sale of automobile loans sold to TFS over the last three fiscal years, who has been the sole purchaser of such loans. With the termination of the TFS affiliation, OCS must identify other purchasers in order to maintain the automobile lending emphasis. Thus, the 0.90% gains realized in fiscal 2004 are an unpredictable source of earnings in the future. By comparison, gains on sale totaled averaged only 0.03% for the Peer Group.

The operating expense ratios for OCS and the Peer Group were 4.53% and 2.87%, respectively. As noted in Section One, several factors have caused OCS to operate with a high operating expense ratio including a higher proportion of transaction deposits, small average loan balance of consumer loans, greater portfolio of loans serviced for others and the Bank's small asset size. Further pressure on expenses is expected as the TFS affiliation terminates and with the introduction of public company costs and stock benefit plans expenses. Intangible assets amortization for the Peer Group was nominal.

OCS' efficiency ratio (operating expenses as a percent of the sum of non-interest operating income and net interest income) of 119.9% is considerably less favorable than the Peer Group's ratio of 73.4%. On a post-offering basis, the Bank's efficiency ratio is expected to show some improvement as the net interest ratio increases with the reinvestment of proceeds, although the increased operating expenses (reflecting the costs of operating as public company, stock plans expenses and incremental costs resulting from the Bank's separation from TFS) may limit the improvement. Thus, the efficiency ratio is expected to remain at a competitive disadvantage relative to the Peer Group.

Loan loss provisions for the Bank and the Peer Group were relatively modest, amounting to 0.07% and 0.15% of average assets for the Bank and the Peer Group, respectively, reflecting relatively strong asset quality and limited loan chargeoffs for both. However, the modestly higher level of loss provisions established by the Peer Group is consistent with the higher loans/assets ratio and higher level of NPAs in comparison to the Bank.

The Bank's effective tax rate for the last 12 months of 35.9% is comparable to the Peer Group average of 34.2%.

Loan Composition

The Bank's higher consumer lending orientation relative to the Peer Group is evidenced in Table 3.4. The Bank's consumer loan portfolio, consisting principally of automobile loans, equaled 32.8% of total assets, while residential mortgage loans and MBS comprised the majority of the balance.

Comparatively, the Peer Group's lending is more diversified, including 1-4 family and multifamily lending and commercial lending (both real estate and commercial and industrial lending). On average, the Peer Group's consumer loans comprised only 5.1% of total assets while mortgage secured assets (i.e., MBS, residential mortgage, construction and multi-family/commercial mortgage loans) equaled 72.1% of assets, which were primarily comprised of residential loans (49.6% of assets) and multi-family/commercial mortgage loans (14.7% of assets).

Overall, the Bank's higher proportion of cash and investments led to a lower risk-weighted assets ratio relative to the Peer Group, at 51.74% and 59.35%, respectively, notwithstanding the Bank's higher ratio of consumer lending.

Credit Risk

The Bank reported a lower level of NPAs/assets ratio than the Peer Group, at 0.05 percent and 1.25%, respectively (see Table 3.5). The Bank's NPAs consist solely of non-performing loans ("NPLs"), while the Peer Group also maintained real estate owned ("REO") and NPLs. The Bank maintains slightly higher reserves as a percent of loans, as well as higher reserve coverage in comparison to NPLs and NPAs. Loan chargeoffs are comparatively modest for both, equal to 0.08% of loans for the Bank and averaging 0.11% of loans for the Peer Group.

Overall, the nature of the Bank's lending, with an emphasis on automobile lending tends to increase credit risk exposure relative to prime mortgage lenders. However, such risks are mitigated to an extent by the Bank's success at maintaining strong asset quality and minimizing loan losses, and by the low credit risk exposure in the majority of the Bank's assets which consist of investment securities and MBS. In the future, the Bank's credit risk exposure may be subject

Table 3.4
Loan Portfolio Composition and Related Information
Comparable Institution Analysis
As of September 30, 2004

		Portfolio Composition as a Percent of Assets								
	Institution	MBS (%)	1-4 Family (%)	Constr. & Land (%)	5+Unit Comm RE (%)	Commerc. Business (%)	Consumer (%)	RWA/ Assets (%)	Serviced For Others ($000)	Servicing Assets ($000)
Ohio Central Savings		36.69%	13.41%	0.00%	1.20%	0.12%	32.82%	51.74%	$51,371	$0
All Public Companies		12.81%	37.34%	4.92%	15.86%	3.56%	3.83%	60.26%	$729,161	$8,468
State of OH		7.80%	44.51%	4.92%	15.87%	2.70%	4.40%	62.50%	$224,219	$2,270
Comparable Group Average		4.59%	49.61%	3.29%	14.65%	5.14%	5.08%	59.35%	$15,018	$162
Comparable Group										
AMFC	AMB Financial Corp. of Munster IN	1.72%	56.36%	4.31%	16.91%	1.71%	3.04%	59.28%	$0	$0
BRBI	Blue River Bancshares of IN	N.A.	N.A.	N.A.	N.A.	N.A.	N.A.	31.83%	$496	$0
CIBI	Community Inv. Bancorp, Inc. of OH	0.93%	65.08%	2.73%	3.88%	3.68%	3.36%	56.38%	$3,579	$44
FFDF	FFD Financial Corp. of Dover OH (1)	0.69%	40.64%	1.10%	28.85%	1.99%	11.49%	69.00%	$0	$633
FBTC	First BancTrust Corp. of IL	27.38%	16.43%	0.84%	11.96%	11.23%	3.08%	53.10%	$89,947	$817
GTPS	Great American Bancorp of IL	2.52%	39.29%	2.57%	16.71%	4.80%	6.95%	56.86%	$45,224	$93
HCFC	Home City Financial Corp. of OH (1)	1.57%	43.17%	3.64%	24.58%	1.57%	9.53%	68.35%	$2,284	$0
HWEN	Home Financial Bancorp of IN (1)	2.45%	50.78%	4.83%	11.92%	12.38%	0.63%	66.22%	$0	$0
HLFC	Home Loan Financial Corp. of OH	6.44%	56.49%	2.64%	11.05%	7.56%	4.64%	63.60%	$7,087	$57
NEIB	Northeast Indiana Bancorp of IN	6.82%	44.78%	2.83%	12.43%	6.15%	6.26%	66.03%	$31,602	$300
PBNC	PFS Bancorp Inc. of Aurora IN (1)	0.00%	66.63%	7.26%	13.17%	2.40%	3.56%	64.69%	$0	$0
PSFC	Peoples Sidney Financial Corp. of OH (1)	0.00%	66.02%	3.48%	9.70%	3.09%	3.33%	56.86%	$0	$0

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Table 3.5
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of September 30, 2004

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Ohio Central Savings	0.00%	0.05%	0.10%	0.88%	855.56%	855.56%	$21	0.08%
All Public Companies	0.09%	0.54%	0.61%	0.97%	224.79%	203.07%	$274	0.11%
State of OH	0.08%	0.79%	0.88%	0.85%	185.50%	126.79%	$127	0.05%
Comparable Group Average	0.24%	1.25%	1.30%	0.82%	87.84%	56.89%	$41	0.11%
Comparable Group								
AMFC AMB Financial Corp. of Munster IN	0.29%	1.37%	1.31%	0.56%	43.16%	33.95%	$41	0.13%
BRBI Blue River Bancshares of IN	0.93%	1.99%	0.52%	1.18%	228.63%	42.18%	$186	-0.09%
CIBI Community Inv. Bancorp, Inc. of OH	0.00%	N.A.	1.31%	0.52%	40.00%	N.A.	$67	0.27%
FFDF FFD Financial Corp. of Dover OH (1)	0.00%	N.A.	N.A.	0.66%	N.A.	N.A.	$0	0.00%
FBTC First BancTrust Corp. of IL	0.10%	1.03%	1.77%	1.95%	109.76%	99.61%	$21	0.07%
GTPS Great American Bancorp of IL	0.00%	0.02%	N.A.	1.01%	N.A.	N.A.	$0	0.00%
HCFC Home City Financial Corp. of OH (1)	0.00%	N.A.	N.A.	0.63%	N.A.	N.A.	$12	0.04%
HWEN Home Financial Bancorp of IN (1)	1.46%	2.69%	1.52%	0.66%	43.20%	19.83%	$100	0.76%
HLFC Home Loan Financial Corp. of OH	0.00%	N.A.	2.59%	0.50%	19.41%	N.A.	$24	0.07%
NEIB Northeast Indiana Bancorp of IN	0.07%	0.72%	0.86%	0.84%	97.86%	88.28%	$23	0.05%
PBNC PFS Bancorp Inc. of Aurora IN (1)	0.00%	N.A.	N.A.	0.69%	N.A.	N.A.	$19	0.00%
PSFC Peoples Sidney Financial Corp. of OH (1)	0.07%	0.96%	0.54%	0.65%	120.67%	57.48%	$0	0.00%

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

to increase given the change in lending focus and the outsourcing of the underwriting and processing functions.

Interest Rate Risk

Table 3.6 reflects various key ratios highlighting the relative interest rate risk exposure. From a balance sheet perspective, OCS' lower pre-conversion capital position suggests higher exposure while the higher IEA/IBL ratio which is supported by a relatively low ratio of non-earnings assets is favorable from an interest rate risk exposure perspective. On a post-conversion basis, these ratios should improve relative to the Peer Group. In the absence of comparability in timely interest rate risk reporting and methodology, we reviewed quarterly changes in the net interest income ratio. In general, the quarterly fluctuations in the Bank's net interest income ratio exceed the Peer Group average, and are primarily the result of the Bank's current negative earnings trend resulting from spread compression. At the same time, the Bank's net interest income ratio should stabilize to some degree following the conversion, given the initial expected proceeds reinvestment strategy (primarily short-to-intermediate term investment securities). In this regard, we believe the Bank's principal risk factor with respect to its interest rate risk exposure in comparison to the Peer Group is derived from its low level of profitability rather than an A/L repricing mismatch.

Summary

Based on the foregoing, the Peer Group appears to provide a reasonable basis for determining the pro forma market value of OCS. Areas where comparative differences exist will be addressed in the form of valuation adjustments in the following section.

Table 3.6
Interest Rate Risk Measures and Net Interest Income Volatility
Comparable Institution Analysis
As of September 30, 2004 or Most Recent Date Available

		Balance Sheet Measures			Quarterly Change in Net Interest Income					
	Institution	Equity/ Assets (%)	IEA/ IBL (%)	Non-Earn. Assets/ Assets (%)	9/30/2004	6/30/2004	3/31/2004	12/31/2003	9/30/2003	6/30/2003
					(change in net interest income is annualized in basis points)					
	Ohio Central Savings	6.8%	112.0%	1.9%	-11	-11	-8	-10	-12	6
	All Public Companies	9.7%	108.2%	4.7%	2	-3	1	7	-4	-4
	State of OH	11.5%	110.5%	4.2%	2	-6	1	2	-2	-1
	Comparable Group Average	11.2%	108.9%	4.6%	-4	2	5	3	-2	-2
Comparable Group										
AMFC	AMB Financial Corp. of Munster IN	8.5%	103.6%	7.5%	-24	5	41	-32	-6	2
BRBI	Blue River Bancshares of IN	6.0%	103.0%	5.4%	24	-32	-47	51	6	-2
CIBI	Community Inv. Bancorp, Inc. of OH	10.9%	109.7%	2.8%	-14	18	3	11	-8	12
FFDF	FFD Financial Corp. of Dover OH (1)	12.3%	112.4%	2.3%	N.A.	-6	8	6	-6	-17
FBTC	First BancTrust Corp. of IL	12.1%	108.6%	5.2%	-15	12	-16	18	-11	-40
GTPS	Great American Bancorp of IL	10.8%	107.7%	5.5%	27	27	12	0	-22	-6
HCFC	Home City Financial Corp. of OH (1)	7.9%	103.8%	5.2%	N.A.	-7	-6	-21	8	15
HWEN	Home Financial Bancorp of IN (1)	11.2%	103.7%	8.6%	N.A.	9	19	5	2	3
HLFC	Home Loan Financial Corp. of OH	14.1%	113.3%	3.6%	-20	-2	8	-14	-2	23
NEIB	Northeast Indiana Bancorp of IN	11.4%	108.1%	5.0%	-5	4	16	11	-12	-1
PBNC	PFS Bancorp Inc. of Aurora IN (1)	16.8%	120.1%	1.4%	N.A.	7	6	-3	8	-11
PSFC	Peoples Sidney Financial Corp. of OH (1)	12.8%	112.4%	2.4%	N.A.	-6	19	3	14	-3

(1) Financial information is for the quarter ending June 30, 2004.
NA=Change is greater than 100 basis points during the quarter.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

IV. VALUATION ANALYSIS

Introduction

This chapter presents the valuation analysis and methodology used to determine the estimated pro forma market value of the common stock to be issued in conjunction with OCS' conversion transaction. The valuation incorporates the appraisal methodology promulgated by the Federal and state banking agencies for standard conversions and mutual holding company offerings, particularly regarding selection of the Peer Group, fundamental analysis on both the Bank and the Peer Group, and determination of the Bank's pro forma market value utilizing the market value approach.

Appraisal Guidelines

The OTS written appraisal guidelines, originally released in October 1983 and updated in late-1994, specify the market value methodology for estimating the pro forma market value of an institution. The valuation methodology provides for: (1) the selection of a peer group of comparable publicly-traded institutions, excluding from consideration institutions which have recently converted, subject to acquisition or in MHC form; (2) a financial and operational comparison of the subject company to the selected peer group, identifying key differences and similarities; and (3) a valuation analysis in which the pro forma market value of the subject company is determined based on the market pricing of the peer group as of the date of valuation, incorporating valuation adjustments for key differences. In addition, the pricing characteristics of recent conversions, both at conversion and in the aftermarket, must be considered.

RP Financial Approach to the Valuation

The valuation analysis herein complies with such regulatory appraisal guidelines, i.e., the pro forma market value approach. Accordingly, the valuation incorporates a detailed analysis based on the Peer Group, discussed in Chapter III, which constitutes "fundamental analysis" techniques. Additionally, the valuation incorporates a "technical analysis" of recently completed stock conversions, including closing pricing and aftermarket trading of such offerings. It should be noted that such analyses cannot possibly fully account for all the market forces which impact trading activity and pricing characteristics of a stock on a given day.

The pro forma market value determined herein is a preliminary value for the Bank's to-be-issued stock. Throughout the conversion process, RP Financial will: (1) review changes in the Bank's operations and financial condition; (2) monitor the Bank's operations and financial condition relative to the Peer Group to identify any fundamental changes; (3) monitor the external factors affecting value including, but not limited to, local and national economic conditions, interest rates, and the stock market environment, including the market for thrift stocks; and (4) monitor pending conversion offerings (including those in the offering phase) both regionally and nationally. If material changes should occur prior to closing the offering, RP Financial will evaluate if updated valuation reports should be prepared reflecting such changes and their related impact on value, if any. RP Financial will also prepare a final valuation update at the closing of the offering to determine if the prepared valuation analysis and resulting range of value continues to be appropriate.

The appraised value determined herein is based on the current market and operating environment for the Bank and for all thrifts. Subsequent changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or major world events), which may occur from time to time (often with great unpredictability) may materially impact the market value of all thrift stocks, including the Bank's value, or the Bank's value alone. To the extent a change in factors impacting the Bank's value can be reasonably anticipated and/or quantified, RP Financial has incorporated the estimated impact into its analysis.

Valuation Analysis

A fundamental analysis discussing similarities and differences relative to the Peer Group was presented in Chapter III. The following sections summarize the key differences between the Bank and the Peer Group and how those differences affect the pro forma valuation. Emphasis is placed on the specific strengths and weaknesses of the Bank relative to the Peer Group in such key areas as financial condition, profitability, growth and viability of earnings, asset growth, primary market area, dividends, liquidity of the shares, marketing of the issue, management, and the effect of government regulations and/or regulatory reform. We have also considered the market for thrift stocks, in particular new issues, to assess the impact on value of the Bank's coming to market at this time.

1. Financial Condition

The financial condition of an institution is an important determinant in pro forma market value, because investors typically look to such factors as liquidity, capital, asset composition and quality, and funding sources in assessing investment attractiveness. The similarities and differences in financial strength are noted as follows:

- Overall A/L Composition. While both the Bank and the Peer Group fund lending activity primarily with deposits, there are notable differences. Relative to the Peer Group, the Bank maintains a lower proportion of total loans to assets, a significantly higher proportion of consumer loans, a lower proportion of mortgage loans and a higher proportion of investments and MBS. Thus, the Bank's assets have lower earnings power than for the Peer Group on average. Notwithstanding the Bank's higher concentration of savings and transaction accounts, the competitive deposit rates offered and the greater reliance on term borrowed funds contributes to the Bank's comparatively higher funding costs.

- Credit Quality. The Bank's credit risk profile appears to be comparatively favorable based on its lower NPAs/assets, stronger reserve coverage ratios and relatively favorable experience with respect to its credit quality. At the same time, the Bank's credit risk profile may be subject to increase on a post-conversion basis given the shift in lending emphasis and the outsourcing arrangements.

- Balance Sheet Liquidity. The Bank currently maintains a higher ratio of cash, investments and MBS. However, the majority of the Bank's portfolio is classified as HTM, thereby restricting their sale. Additionally, the Bank has lower current borrowings capacity than the Peer Group due to the proportionately higher balance of borrowed funds currently outstanding. The infusion of the stock proceeds will initially increase the Bank's level of liquid assets pending investment into loans and other longer-term investments.

- Equity Capital. On a pro forma basis, the Bank's current capital ratio disadvantage is expected to be eliminated. The Bank's pro forma ROE is expected to compare unfavorably to the Peer Group average due to lower pro forma profitability and similar to greater capital ratio.

On balance, we concluded that no valuation adjustment was warranted for the Bank's financial condition relative to the Peer Group.

2. Profitability, Growth and Viability of Earnings

Earnings are a key factor in determining pro forma market value, as the level and risk characteristics of an institution's earnings stream and the prospects and ability to generate future earnings heavily influence the multiple the investment community will pay for earnings. The major factors considered in the valuation are described below.

- Earnings. On a pro forma basis, the Bank's profitability compares less favorably to the Peer Group average, primarily reflecting the impact of the Bank's weaker net interest income ratio and higher operating expense ratio despite the greater contribution from non-interest income and gains on sale. The Bank's efficiency ratio is less favorable than the Peer Group average. Earnings for Peer Group are generated primarily through core sources while the Bank's earnings have been supported to a greater extent by gains on the sale (which are at risk as described below). Thus, the Peer Group's higher profitability is more predictable and higher quality than the Bank's measure.

- Interest Rate Risk. The Bank's interest rate risk is moderate as the majority of its assets have short terms and/or repricing structures which closely match the short term repricing of OCS' deposit base. Moreover, the Bank has employed term borrowings to extend the maturities of its funding liabilities to a greater extent than the Peer Group. While the Bank has been effective in matching the repricing structure of assets and liabilities, the Bank's low profitability provides little tolerance for adverse changes in interest rates.

- Credit Risk. As noted earlier, the Bank appears to have a more favorable credit risk profile, and thus the earnings risk to loss is also lower. At the same time, the proposed shift in lending focus and related outsourcing arrangements may raise the Bank's credit risk profile.

- Earnings Growth Potential. The Bank's ability to achieve earnings growth involves execution risk of a new business plan following the termination of the TFS affiliation, which involves the following issues:

  - The ability to replace TFS as a purchaser for the automobile loans originated – thus, the gains on sale realized in the past are at risk;

  - The expected incremental increase in operating expenses due to the new expenses that are currently borne by TFS (estimated in the range of $50,000 to $60,000 annually); and

> ➢ The ability to introduce residential mortgage lending and effectively monitor the related outsourcing arrangements.

- Return on Equity. Following the infusion of stock proceeds, the Bank's pro forma capital position is expected to be similar to the Peer Group, although the lower pro forma profitability would produce a lower ROE relative to the Peer Group average.

Overall, RP Financial made a moderate downward adjustment for profitability, growth and viability of earnings.

3. Asset Growth

The recent asset growth advantage reflects the Bank's efforts to support earnings through wholesale leveraging in the face of a shrinking loan portfolio. From an equity ratio perspective, the Bank has similar leverage capacity as the Peer Group, but the Bank's future growth will be more dependent on deposit growth and reengaging its residential mortgage lending through outsourcing arrangements. In view of these challenges, we believe a slight downward adjustment was warranted relative to the Peer Group for this factor.

4. Primary Market Area

The general condition of a thrift's market area has an impact on value, as future success is in part dependent upon opportunities for profitable activities in the local market area. Operating in the Columbus (Franklin County) and Cleveland (Cuyahoga County) metropolitan areas, the Bank faces significant competition for loans and deposits from a large number of financial institutions, the majority of which provide a broader array of services and have significantly larger branch networks.

The Columbus area is a relatively strong and diverse economy, and enjoys relatively greater affluence in comparison to the growing markets served by the Peer Group companies, five of which were located in Ohio and all were located in the Midwest (see Table 4.1). The Cleveland area reflects weaker economic growth, comparatively higher unemployment and population shrinkage relative to the Peer Group markets on average. At the same time, the Cleveland market also enjoys greater affluence than the markets served by the Peer Group

Table 4.1
Ohio Central Savings
Peer Group Market Area Comparative Analysis

Institution	Headquarters County	Estimated Population 2000 (000)	Estimated Population 2004 (000)	Projected Population 2009 (000)	Estimated 2000-2004 % Change	Projected 2004-2009 % Change	Per Capita Income Amount	Per Capita Income % State Average	6/30/04 Deposit Market Share(1)	Sept. 2004 Unemployment
Northeast Indiana Bancorp of IN	Huntington	38	39	39	1.36%	1.64%	$20,736	91.98%	28.52%	6.1%
First BancTrust Corp. of IL	Edgar	20	19	18	-4.05%	-5.16%	$19,979	77.52%	31.81%	4.1%
Blue River Bancshares of IN	Shelby	43	44	44	0.64%	0.76%	$22,584	100.18%	20.20%	5.0%
Home Loan Financial Corp. of OH	Coshocton	37	37	37	0.60%	0.68%	$18,134	78.19%	23.00%	13.5%
Great American Bancorp of IL	Champaign	180	185	192	3.22%	3.77%	$22,562	87.54%	3.98%	3.3%
AMB Financial Corp. of Munster IN	Lake	485	490	496	1.09%	1.32%	$21,765	96.55%	1.82%	5.7%
Home City Financial Corp. of OH	Clark	145	142	139	-1.62%	-2.08%	$21,299	91.84%	7.56%	5.8%
FFD Financial Corp. of Dover OH	Tuscarawas	91	92	93	1.03%	1.21%	$18,743	80.82%	9.42%	4.7%
Peoples-Sidney Financial Corp. of OH	Shelby	48	49	50	1.87%	2.23%	$21,664	93.41%	13.41%	3.7%
PFS Bancorp Inc. of Aurora IN	Dearborn	46	48	51	4.58%	5.45%	$23,539	104.42%	8.64%	4.5%
Community Inv. Bancorp, Inc. of OH	Crawford	47	46	45	-2.04%	-2.60%	$19,239	82.96%	12.21%	8.3%
Home Financial Bancorp of IN	Owen	22	23	25	6.37%	7.45%	$19,155	84.97%	17.36%	4.2%
	Averages:	**100**	**101**	**102**	**1.09%**	**1.22%**	**$20,783**	**89.20%**	**14.83%**	**5.7%**
	Medians:	**47**	**47**	**47**	**1.06%**	**1.26%**	**$21,018**	**89.69%**	**12.81%**	**4.9%**
Ohio Central Savings	**Franklin**	**1,069**	**1,096**	**1,128**	**2.50%**	**2.98%**	**$25,684**	**110.75%**	**0.10%**	**4.9%**
	Cuyahoga	**1,394**	**1,367**	**1,334**	**-1.92%**	**-2.45%**	**$24,348**	**104.98%**	**0.02%**	**6.7%**

(1) Total institution deposits in headquarters county as percent of total county deposits (banks and thrifts only).

Sources: Claritas.

companies. The deposit market share exhibited by the Bank was relatively smaller than the Peer Group average (less than 1% for the Bank versus 14.8% for the Peer Group).

On balance, we concluded that no adjustment was warranted for the Bank's primary market area relative to the Peer Group.

5. Dividends

The Bank has indicated that it does not intend to pay a cash dividend following completion of the Conversion. This is a different posture than stated by most recently converted thrifts who indicated in their prospectuses that they expected to establish a dividend policy following conversion. Future declarations of dividends by the Board of Directors will depend upon a number of factors, including investment opportunities, growth objectives, financial condition, profitability, tax considerations, minimum capital requirements, regulatory limitations, stock market characteristics and general economic conditions.

Eleven out of the twelve Peer Group companies pay regular cash dividends, with implied dividend yields ranging from 1.66% to 3.56%. The average dividend yield on the stocks of the Peer Group institutions was 2.30% as of November 26, 2004, representing an average core earnings payout ratio of 39.10%. By comparison, approximately 90% of all publicly-traded full stock thrifts had adopted cash dividend policies (see Exhibit IV-1), exhibiting an average yield of 2.06% and an average payout ratio of 34.86%. The dividend paying thrifts generally maintain higher than average profitability ratios, facilitating their ability to pay cash dividends.

In light of the Bank's stated intention to not pay a dividend and given the Bank's more limited capacity to pay a dividend comparable to the Peer Group, based on its weaker pro forma earnings, we concluded that a slight downward adjustment was warranted for purposes of dividends relative to the Peer Group.

6. Liquidity of the Shares

The Peer Group is by definition composed of companies that are traded in the public markets, and all of the Peer Group members trade on the NASDAQ system. Typically, the number of shares outstanding and market capitalization provides an indication of how much liquidity there will be in a particular stock. The market capitalization of the Peer Group companies ranged from $8.1 million to $35.5 million as of November 26, 2004, with an average market value of $29.7 million. The shares issued and outstanding to the public of the Peer Group members ranged from approximately 735,000 to 3.4 million, with average shares outstanding of approximately 1.5 million.

The Bank's stock offering is expected to result in shares outstanding that will be below the Peer Group average and median, and a market capitalization that will be less than the Peer Group average and median. Accordingly, we anticipate that the liquidity in the Bank's stock will be lower to most of the Peer Group's stocks. Additionally, it is anticipated that the Companies stock will be listed on OTC Bulletin Board, which indicates the limited aftermarket trading expected. Overall, we concluded that a slight downward adjustment was warranted for this factor.

7. Marketing of the Issue

We believe that four separate markets need to be considered for thrift stocks such as the Bank coming to market: (1) the after-market for public companies, in which trading activity is regular and investment decisions are made based upon financial condition, earnings, capital, ROE, dividends and future prospects; (2) the new issue market in which converting thrifts are evaluated on the basis of the same factors, but on a pro forma basis without the benefit of prior operations as a fully-converted publicly-held company and stock trading history; (3) the thrift acquisition market for thrift and bank franchises in the Midwest; and (4) the market for the public stock of the Bank. All of these markets were considered in the valuation of the Bank's to-be-issued stock.

A. The Public Market

The value of publicly-traded thrift stocks is easily measurable, and is tracked by most investment houses and related organizations. Exhibit IV-1 provides pricing and financial data on all publicly-traded thrifts. In general, thrift stock values react to market stimuli such as interest rates, inflation, perceived industry health, projected rates of economic growth, regulatory issues and stock market conditions in general. Exhibit IV-2 displays historical stock market trends for various indices and includes historical stock price index values for thrifts and commercial banks. Exhibit IV-3 displays historical stock price indices for thrifts only.

In terms of assessing general stock market conditions, the performance of the overall stock market has been mixed over the past year. In late-November and early-December 2003, positive economic news such as improved third quarter corporate profits and a strong start to the Christmas shopping season provided a boost to stocks. Stocks continued to move higher at the close of 2003, as key sectors of the economy continued to show signs of strengthening. Year end momentum in the stock market was sustained at the beginning of 2004, reflecting generally favorable fourth quarter earnings and an increase in consumer confidence. Profit taking and slower than expected GDP growth in the fourth quarter of 2003 caused stocks to falter in late-January. However, aided by January employment data that showed jobs were added and a decline in the national unemployment rate to 5.6%, the broader stock market moved higher during the first half of February. Stocks generally declined during the balance of February and during the first half of March, reflecting valuation concerns following a year of strong gains and weaker than expected job growth during February. Concerns about terrorism and higher oil prices caused stocks to tumble in late-March, before rebounding at the close of the first quarter on more attractive fundamentals and optimism about first quarter earnings.

Stocks moved higher in early April 2004, as investors reacted favorably to a strong employment report for March. For the balance of April trading in the broader market produced uneven results, as generally favorable first quarter earnings and strong economic data weighed against the growing threat of inflation and higher interest rates. The DJIA closed below 10000 for the first time in 2004 in the second week of May, as strong job growth during April raised expectations of a rate increase by the Federal Reserve. The downward trend in stocks prevailed through most of May, on concerns about higher oil prices, violence in the Middle East and higher interest rates. Stocks rebounded in late-May, primarily on the basis of higher corporate earnings and lower oil prices. Strong employment data for May combined with lower oil prices and favorable inflation data provided for a positive trend in the broader market through mid-June. Stocks traded in a narrow range through the end of the second quarter, as investors awaited the outcome of the Federal Reserve meeting at the end of June.

Rising oil prices and profit warnings from some technology companies caused major stock indices to fall at the start of the third quarter of 2004. Stocks continued to trend lower through most of July, as a slow down in the economic expansion raised concerns about future earnings growth. Strong consumer confidence numbers for July reversed the downward in stocks during the last week of July, with the DJIA closing up for the week for the first time since mid-June. The recovery in the stock market was short-lived, as record high oil prices, weak retail sales for July and weaker than expected job growth for July pulled stocks lower in early-August. A positive economic outlook by the Federal Reserve and bargain hunting supported gains in the stock market during mid-August, as the DJIA moved back above the 10000 barrier. The Dow Jones Industrial Average ("DJIA") hit a six week high in late-August, which was supported by a drop in oil prices. After the DJIA closed at a two month high in early-September on hopes for favorable employment numbers for August, the broader stock market traded in a narrow range through mid-September. Concerns that rising oil prices would hurt the economy and reduce corporate earnings pressured stocks lower in late-September.

Stocks rallied at the start of the fourth quarter, largely on the basis of a rebound in technology stocks due to an upbeat outlook for third quarter earnings. Higher oil prices and allegations of improprieties in the insurance industry pressured the DJIA to its lowest level of the year in late-October. Lower oil prices reversed the downward trend in stock at the close of October. The election outcome and a strong jobs report for October extended the stock market rally into mid-November, as the DJIA hit a five month high. Positive expectations to the opening of the holiday retail shopping season also provide upward momentum to the stock markets in general. As an indication of the general trends in the nation's stock markets over the past year, as of November 26, 2004, the DJIA closed at 10522.23, an increase of 7.6% from one year ago and an increase of 0.7% year-to-date. As of November 26, 2004 the NASDAQ closed at 2,102.0, an increase of 7.2% from one year ago and an increase of 4.9% year-to-date. The Standard & Poors 500 Index closed at 1182.7 on November 26, 2004, an increase of 11.8% from a year ago and an increase of 6.4% year-to-date.

The market for thrift stocks has been mixed as well during the past 12 months, but, in general, thrift issues have paralleled trends in the broader market.

After following the broader stock market lower as the close of the third quarter approached, thrift issues posted solid gains at the beginning of the fourth quarter. In late-November and early-December 2003, thrift stocks followed the broader market higher and then stabilized at the close of the fourth quarter. After trading in a narrow range at the beginning of 2004, thrift issues trended higher in late-January and the first half of February. The positive trend was supported by further consolidation in the thrift sector, including GreenPoint Financial's agreement to sell to North Fork Bancorp, as well as generally favorable fourth quarter earnings. Indications that interest rates would continue to remain low provided further support to thrift prices. Thrift stocks followed the broader market lower in mid-February, before recovering in late-February following a dip in long term Treasury yields. Thrift issues generally experienced some selling pressure during the first half of March, reflecting profit taking and weakness in the broader stock market. Higher interest rates and weakness in the broader market pressured thrift issues lower in late-March, which was followed by an upward move in thrift prices at the close of the first quarter.

Thrifts stocks generally traded lower at the start of the second quarter of 2004, as a strong employment report for March pushed interest rates higher. Higher interest rates and inflation worries pressured interest rate sensitive issues lower through most of April, with the sell-off sharpening in early-May following another strong employment report for April. Thrift stocks recovered modestly in mid-May as the yield on 10-year Treasury note declined slightly. Acquisition speculation involving the sale of Washington Mutual lifted the thrift sector in late-May. Thrift stocks generally retreated during the first half of June, as the yield on the 10-year Treasury note moved to a two-year high on inflation concerns. Following the sharp sell-off, thrift stocks rebounded as a moderate increase in core consumer prices during may and comments by the Federal Reserve Chairman that inflation does not seem likely to be a serious problem eased fears of a sharp rise in inflation. Acquisition activity helped to boost thrift stocks in late-June, but the upward trend was abruptly reversed at the end of June as a significant decline in Washington Mutual's 2004 earnings guidance pulled the broader thrift sector lower.

Thrift stocks responded favorably to the 25 basis point rate increase implemented by the Federal Reserve at the close of the 2004 second quarter, as the Federal Reserve indicated that it would continue to raise the federal funds rate 25 basis points at a time. June employment data which showed weaker than expected job growth also provided support to thrift stocks in early-July. For most of July there was little movement in thrift stocks, as second quarter earnings were generally in line with expectations. A rally in the broader market in late-July provided a boost to thrift stocks as well. Thrift issues traded down with the rest of the market in early-August, although losses in the thrift sector were mild compared to the sell-off experienced in the boarder market as weaker than expected job growth for July pushed interest rates lower. Improved inflation data, lower interest rates and a rally in the broader stock market combined to push the thrift sector higher in mid-August. Thrift stocks sustained a positive trend in late-August, which was fueled by lower interest rates and strength in the broader stock market. The upward trend in thrift prices continued through mid-September, as September employment data matched expectations and inflation remained low. Thrift stocks edged lower at the close of the third quarter, which was largely attributable to weakness in the broader stock market.

Thrift issues also rebounded in conjunction with the broader stock market rally at the start of the fourth quarter. After trading in a narrow range into mid-October, thrift stocks moved lower on some disappointing third quarter earnings and lower guidance on future earnings due to margin compression resulting from a flatter yield curve. The rally in the boarder stock market and the Federal Reserve's indication that inflation risks were well contained fueled gains in the thrift sector during the first half of November. On November 26, 2004, the SNL Index for all publicly-traded thrifts closed at 1,568.8, an increase of 3.0% from one year ago and an increase of 5.8% year-to-date.

B. <u>The New Issue Market</u>

In addition to thrift stock market conditions in general, the new issue market for converting thrifts is also an important consideration in determining the Company's pro forma market value. The new issue market is separate and distinct from the market for seasoned thrift issues in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between pricing of converting and existing issues is perhaps no clearer than in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to tangible book value whereas in the current market for existing thrifts the P/B ratio often reflects a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

Thrift offerings completed in 2004 have generally been well received, with most offerings being oversubscribed and trading higher in initial trading activity. As shown in Table 4.2, one second-step conversion and four mutual holding company offerings were completed during the past three months. The mutual holding company offerings are considered to be more relevant for our analysis in the absence of standard conversion transactions completed during this period. All four of the MHC offerings were oversubscribed. On a fully-converted basis, the average closing pro forma price/tangible book ratios of the recent MHC offerings equaled 87.7% and a pro forma core P/E multiple of 44.4 times. On average, the prices of the recent MHC offerings reflected price appreciation of 12.0% after the first week of trading and 9.4% based on the median. The one other offering completed during the last three months was by Roebling Financial's, which completed a second-step offering at the top of the super range. Roebling Financial's pro forma price/tangible book ratio at closing equaled 112.3% and pro forma core price/earnings ratio at closing equaled 32.6 times, and the issued declined by 0.5% after the first week of trading.

C. <u>The Acquisition Market</u>

Also considered in the valuation was the potential impact on the Bank's stock price of recently completed and pending acquisitions of other financial institutions operating in Ohio. As shown in Exhibit IV-4, there were 8 acquisitions of Ohio-based savings institutions completed or announced between the beginning of 2003 through year-to-date 2004. The recent acquisition activity involving regionally based financial institutions may imply a certain degree of acquisition speculation for the Bank's stock. To the extent that acquisition speculation may impact the Bank's offering, we have largely taken this into account in selecting companies which operate in markets that have experienced a comparable level of acquisition activity as the Bank's

Table 4.2
Pricing Characteristics and After-Market Trends
Recent Conversions Completed (Last Three Months)

Institutional Information				Pre-Conversion Data				Offering Information				Contribution to Charitable Found		Insider Purchases				Pro Forma Data							Post-IPO Pricing Trends					
				Financial Info.		Asset Quality								Benefit Plans				Pricing Ratios(3)			Financial Charac.				Closing Price:					
Institution	ST.	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offered (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Offering (%)	ESOP (%)	Recog Plans (%)	Mgmt.& Dirs. (%)(2)	Initial Dividend Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Change (%)	After First Week(4) ($)	% Change (%)	After First Month(5) ($)	% Change (%)
Standard Conversions	None																													
Second Step Conversions																														
Roebling Financial Corp.	NJ	10/1/04	RBLG-OTC BB	$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	N.A	N.A	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$9.90	-1.0%	$9.95	-0.5%	$9.20	-8.0%
Averages - Second Step Conversions:				$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	NA	NA	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$ 9.90	-1.0%	$ 9.95	-0.5%	$9.20	-8.0%
Medians - Second Step Conversions:				$ 90	8.33%	0.21%	272%	$ 9.1	54%	132%	5.4%	NA	NA	8.0%	4.0%	11.8%	0.00%	112.3%	32.6x	17.3%	0.5%	15.4%	3.4%	$10.00	$ 9.90	-1.0%	$ 9.95	-0.5%	$9.20	-8.0%
Mutual Holding Company Conversions																														
PSB Holdings, Inc.*	CT	10/5/04	PSBH-NASDAQ	$ 279	8.36%	0.24%	196%	$ 30.9	45%	132%	2.7%	Stock	4.0%	8.0%	4.0%	8.0%	0.00%	85.2%	40.9x	20.6%	0.5%	16.4%	3.2%	$10.00	$10.50	5.0%	$10.60	6.0%	$10.50	5.0%
Atlantic Coast Federal Corp. * (9)	GA	10/5/04	ACFC-NASDAQ	$ 580	7.77%	0.67%	96%	$ 58.2	40%	132%	2.4%	N.A	N.A	8.0%	4.0%	6.1%	0.00%	87.6%	43.9x	20.7%	0.6%	14.6%	3.9%	$10.00	$11.75	17.5%	$12.31	23.1%	$13.00	30.0%
Naugatuck Valley Fin. Corp.	CT	10/1/04	NVSL-NASDAQ	$ 254	8.51%	0.39%	199%	$ 32.7	43%	132%	2.6%	Stock	4.7%	9.1%	4.6%	2.4%	0.00%	88.8%	49.6x	23.9%	0.6%	17.5%	3.2%	$10.00	$10.80	8.0%	$10.81	8.1%	$10.80	8.0%
SI Financial Group, Inc.	CT	10/1/04	SIFI-NASDAQ	$ 555	6.21%	0.33%	160%	$ 50.3	40%	132%	2.4%	Stock	5.0%	9.8%	4.9%	2.4%	0.00%	89.3%	43.3x	19.0%	0.5%	12.8%	3.8%	$10.00	$11.20	12.0%	$11.06	10.6%	$11.03	10.3%
Averages - Mutual Holding Company Conversions:				$ 417	7.71%	0.41%	163%	$ 43.0	42%	132%	2.5%	NA	NA	8.7%	4.4%	4.7%	0.00%	87.7%	44.4x	21.1%	0.5%	15.3%	3.5%	$10.00	$11.06	10.6%	$11.20	12.0%	$11.33	13.3%
Medians - Mutual Holding Company Conversions:				$ 417	8.07%	0.36%	178%	$ 41.5	42%	132%	2.5%	NA	NA	8.6%	4.3%	4.2%	0.00%	88.2%	43.6x	20.6%	0.5%	15.5%	3.5%	$10.00	$11.00	10.0%	$10.94	9.4%	$10.92	9.2%
Averages - All Conversions:				$ 351	7.64%	0.37%	185%	$36.2	44%	132%	3.1%	NA	NA	8.6%	4.3%	6.1%	0.00%	92.7%	42.1x	20.3%	0.5%	15.4%	3.5%	$10.00	$10.83	8.3%	$10.95	9.5%	$10.91	9.1%
Medians - All Conversions:				$ 279	8.33%	0.33%	196%	$32.7	43%	132%	2.6%	NA	NA	8.0%	4.0%	6.1%	0.00%	88.8%	43.3x	20.6%	0.5%	15.4%	3.4%	$10.00	$10.80	8.0%	$10.81	8.1%	$10.80	8.0%

Note: * - Appraisal performed by RP Financial; "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) Non-OTS regulated thrift.
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6.
(4) Latest price if offering is less than one week old.
(5) Latest price if offering is more than one week but less than one month old.
(6) Mutual holding company pro forma data on full conversion basis.
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter.
(9) Former credit union.

November 26, 2004

market and, thus, are subject to the same type of acquisition speculation that may influence the Bank's trading price.

* * * * * * * * * *

In determining our valuation adjustment for marketing of the issue, we considered trends in both the overall thrift market, the new issue market including the new issue market for newly-converted issues and the acquisition market. Taking these factors and trends into account, RP Financial concluded that a slight upward adjustment was appropriate in the valuation analysis for purposes of marketing of the issue.

8. <u>Management</u>

OCS' management team appears to have experience and expertise in all of the key areas of the Bank's operations. Exhibit IV-5 provides summary resumes of OCS' Board of Directors and senior management. The Bank appears to have the organizational structure and management depth typically found in institutions of a similar asset size and complexity of operations. Management and the Board have been effective in implementing an operating strategy that can be well managed by the Bank's present organizational structure.

Similarly, the returns, capital positions and other operating measures of the Peer Group companies are indicative of well-managed financial institutions, which have Boards and management teams that have been effective in implementing competitive operating strategies. Therefore, on balance, we concluded no valuation adjustment relative to the Peer Group was appropriate for this factor.

9. <u>Effect of Government Regulation and Regulatory Reform</u>

In summary, as a fully-converted federally-insured institution, OCS will operate in substantially the same regulatory environment as the Peer Group members -- all of whom are well capitalized institutions and are operating with no apparent restrictions. Exhibit IV-6 reflects the Bank's pro forma regulatory capital ratios, while the Peer Group's regulatory capital ratios were previously shown in Table 3.2. On balance, no adjustment has been applied for the effect of government regulation and regulatory reform.

Summary of Adjustments

Overall, based on the factors discussed above, we concluded that the Bank's pro forma market value should be discounted relative to the Peer Group as follows:

Key Valuation Parameters	Valuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	Slight Downward
Primary Market Area	No Adjustment
Dividends	Slight Downward
Liquidity of the Shares	Slight Downward
Marketing of the Issue	Slight Upward
Management	No Adjustment
Effect of Government Regulations and Regulatory Reform	No Adjustment

Valuation Approaches

In applying the accepted valuation methodology promulgated by the OTS, i.e., the pro forma market value approach, including the fully-converted analysis described above, we considered the three key pricing ratios in valuing the Bank's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds. In computing the pro forma impact of the conversion and the related pricing ratios, we have incorporated the valuation parameters disclosed in the Bank's prospectus for reinvestment rate, the effective tax rate, offering expenses, stock benefit plan assumptions and the cash payment of $792,000 to TFS (summarized in Exhibits IV-7 and IV-8). We have adjusted the Bank's September 30, 2004, financial data for the $792,000 cash payment and withheld this amount from the net proceeds available from reinvestment for the pro forma earnings calculation. In our estimate of value, we assessed the relationship of the pro forma pricing ratios relative to the Peer Group and recent conversions.

RP Financial's valuation placed an emphasis on the following:

- Price/Earnings ("P/E") Approach. The P/E approach is typically a preferred indicator of long-term value for a stock, and thus the P/E approach was carefully considered in this valuation. The usefulness of this approach is limited by the Bank's recent earnings trends and low level of earnings overall.

- Price/Book ("P/B") Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, particularly in the context of conversion offerings, as the earnings approach involves assumptions regarding the use of proceeds. RP Financial considered the P/B approach to be a valuable indicator of pro forma value taking into account the pricing ratios under the P/E and P/A approaches. We have also modified the P/B approach to exclude the impact of intangible assets (i.e., price/tangible book value or "P/TB"), in that the investment community frequently makes this adjustment in its evaluation of this pricing approach.

- Price/Assets ("P/A") Approach. P/A ratios are generally a less reliable indicator of market value, as investors typically assign less weight to assets and attribute greater weight to book value and earnings. Normally, we would give less weight to the assets approach than the earnings approach, but in OCS' case, given the less meaningful application of the P/E approach, we have given more weight to the assets approach. A limitation to this approach is that there is no accounting for the amount of stock purchases funded by deposit withdrawals, thus understating the pro forma P/A ratio. At the same time, the P/A ratio is an indicator of franchise value, and, in the case of highly capitalized institutions, high P/A ratios may limit the investment community's willingness to pay market multiples for earnings or book value when ROE is expected to be low.

The Bank intends to adopt Statement of Position ("SOP") 93-6, which causes earnings per share computations to be based on shares issued and outstanding excluding unreleased ESOP shares. For purposes of preparing the pro forma pricing analyses, we have reflected all shares issued in the offering, including all ESOP shares, to capture the full dilutive impact, particularly since the ESOP shares are economically dilutive, receive dividends and can be voted. However, we did consider the impact of the adoption of SOP 93-6 in the valuation.

Based on the application of the three valuation approaches, taking into consideration the valuation adjustments discussed above, RP Financial concluded that the pro forma market value of the Bank's conversion stock as of November 26, 2004 was $6,000,000 at the midpoint, equal to 600,000 shares at $10.00 per share. The following sections describe the application of the valuation methodology.

Price-to-Earnings ("P/E"). The application of the P/E valuation method requires calculating the Bank's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In applying this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Bank's reported earnings equaled $25,000, and are not considered to provide a meaningful valuation earnings base even after considering the reinvestment benefit of the net conversion proceeds given the low pro forma profitability. In adjusting reported earnings, we typically exclude gains on sale of loans net of applicable income taxes. In the Bank's case, however, this would be reported in negative core earnings. Moreover, adjusting the Bank's earnings for the incremental expenses projected as a result of the termination of the TFS affiliation further reduces the valuation earnings base. For these reasons, we have not utilized the P/E approach directly but we have considered the low pro forma profitability in the application of the other valuation approaches. Since the pro forma P/Es are over 100 times for reported earnings and not calculable for core earnings, we have indicated these fields in Table 4.3 as "NM".

Price-to-Book ("P/B"). The application of the P/B valuation method requires calculating the Bank's pro forma market value by applying a valuation P/B ratio to the Bank's pro forma book value. Consistent with the investment community, we also consider the price/tangible book ("P/TB"), taking into account the intangible assets carried on an institution's books. The Bank has no intangible assets and the intangible assets amount for the Peer Group is nominal.

Based on the $6.0 million midpoint valuation, the Bank's pro forma P/B and P/TB ratios both equaled 77.60%. In comparison to the average P/B and P/TB ratios for the Peer Group of 116.93% and 120.00%, the Bank's ratios at the $6.0 million valuation reflect a discount of 33.6% on a P/B basis and a discount of 35.3% on a P/TB basis. RP Financial considered the discounts under the P/B approach to be reasonable in light of the valuation adjustments referenced earlier, and the lack of meaningful multiples pursuant to the earnings approach. At the supermaximum of the valuation range, the Bank's pro forma P/TB ratio equaled 84.21%, which is discounted from the Peer Group average and median by 28.0% and 30.0%, respectively.

Price-to-Assets ("P/A"). The P/A valuation methodology determines market value by applying a valuation P/A ratio to the Bank's pro forma asset base, conservatively assuming no deposit withdrawals are made to fund stock purchases. In all likelihood there will be deposit withdrawals, which results in understating the pro forma P/A ratio which is computed herein. At the midpoint of the valuation range, the Bank's value equaled 10.08% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 13.51%, which implies a 25.4% discount for the Bank. At the supermaximum of the valuation range, the Bank's pro forma P/A equals 12.96%, which implies a discount of 4.1% for the Bank.

Comparison to Recent Conversions

As indicated at the beginning of this chapter, RP Financial's analysis of recent conversion offering pricing characteristics at closing and in the aftermarket has been limited to a "technical" analysis and, thus, the pricing characteristics of recent conversion offerings can not be a primary determinate of value. Particular focus was placed on the P/TB approach in this analysis, since the P/E multiples do not reflect the actual impact of reinvestment and the source of the stock proceeds (i.e., external funds vs. deposit withdrawals). There has been no standard conversion offering completed within the past three months. However, the four mutual holding company offerings closed at a fully converted P/TB ratio of 87.7% and appreciated 12.0% during the first week of trading. In comparison, the Bank's pro forma P/TB ratio at the midpoint of 77.15% represents a discount of 12.0% from the average fully converted P/TB ratios of these recent transactions. Importantly, we believe this discount is appropriate given the Bank's comparatively smaller size, less favorable profitability and business plan execution risk relative to the companies completing these recent transactions.

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of November 26, 2004, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion was $6,000,000 at the midpoint. Pursuant to conversion guidelines, the 15% offering range indicates a minimum value of $5,100,000 and a maximum value of $6,900,000. Based on the $10.00 per share offering price, this valuation range equates to an offering of 510,000 shares at the minimum and 690,000 shares at the maximum. In the event the appraised value is subject to an increase, the offering range may be increased up to a super maximum value of $7,935,000, or 793,500 shares, without requiring a resolicitation. The comparative pro forma valuation calculations relative to the Peer Group are shown in Table 4.3 and are detailed in Exhibit IV-7 and Exhibit IV-8.

Table 4.3
Public Market Pricing
Ohio Central Savings and the Comparables
As of November 26, 2004

		Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)						
				Core	Book												Reported		Core	
	Financial Institution	Price/ Share(1) ($)	Market Value ($Mil)	12 Month EPS(2) ($)	Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
	Ohio Central Savings																			
	Superrange	$10.00	$7.93	$0.06	$11.87	N.M.	84.21%	12.96%	84.21%	N.M.	$0.00	0.00%	0.00%	$61	15.39%	0.04%	0.07%	0.48%	0.07%	0.48%
	Maximum	$10.00	$6.90	$0.06	$12.35	N.M.	80.95%	11.44%	80.95%	N.M.	$0.00	0.00%	0.00%	$61	14.13%	0.04%	0.07%	0.47%	0.07%	0.47%
	Midpoint	$10.00	$6.00	$0.06	$12.89	N.M.	77.60%	10.08%	77.60%	N.M.	$0.00	0.00%	0.00%	$60	12.99%	0.05%	0.06%	0.46%	0.06%	0.46%
	Minimum	$10.00	$5.10	$0.06	$13.70	N.M.	73.49%	8.68%	73.49%	N.M.	$0.00	0.00%	0.00%	$59	11.81%	0.05%	0.05%	0.45%	0.05%	0.45%
	All Public Companies(7)																			
	Averages	$22.72	$395.74	$1.02	$14.16	18.47x	164.94%	17.75%	180.21%	19.81x	$0.47	2.06%	34.86%	$2,524	10.80%	0.54%	0.79%	8.38%	0.71%	7.27%
	Medians	-	-	-	-	17.47x	155.47%	15.22%	170.41%	18.28x	-	-	-	-	-	-	-	-	-	-
	All Non-MHC State of OH(7)																			
	Averages	$17.69	$90.51	$0.61	$12.95	22.78x	138.87%	15.43%	148.01%	24.94x	$0.51	2.87%	59.32%	$633	11.03%	0.84%	0.57%	5.48%	0.48%	4.65%
	Medians	-	-	-	-	22.71x	137.91%	15.00%	145.40%	26.63x	-	-	-	-	-	-	-	-	-	-
	Comparable Group Averages																			
	Averages	$15.22	$20.68	$0.73	$13.05	20.81x	116.93%	13.51%	120.00%	20.67x	$0.38	2.30%	39.10%	$156	11.42%	1.25%	0.63%	5.41%	0.61%	5.24%
	Medians	-	-	-	-	20.79x	112.86%	13.18%	113.66%	19.89x	-	-	-	-	-	-	-	-	-	-
	Comparable Group																			
AMFC	AMB Financial Corp. of Munster IN	$14.50	$14.22	$1.04	$13.41	14.80x	108.13%	9.21%	108.13%	13.94x	$0.24	1.66%	23.08%	$154	8.52%	1.37%	0.64%	7.58%	0.68%	8.04%
BRBI	Blue River Bancshares of IN	$5.35	$18.22	$0.05	$4.77	N.M.	112.16%	8.53%	143.43%	N.M.	$0.00	0.00%	0.00%	$214	7.60%	1.99%	0.11%	1.32%	0.09%	1.10%
CIBI	Community Inv. Bancorp, Inc. of OH	$14.77	$15.94	$0.73	$12.38	18.94x	119.31%	13.02%	119.31%	20.23x	$0.36	2.44%	49.32%	$122	10.92%	N.A.	0.69%	6.36%	0.65%	5.95%
FFDF	*FFD Financial Corp. of Dover OH*	$15.25	$18.12	$0.38	$14.09	26.29x	108.23%	13.33%	108.23%	N.M.	$0.44	2.89%	N.M.	$136	12.32%	N.A.	0.50%	4.06%	0.33%	2.66%
FBTC	First BancTrust Corp. of IL	$12.25	$30.63	$0.42	$10.89	23.56x	112.49%	13.63%	112.49%	29.17x	$0.24	1.96%	57.14%	$225	12.12%	1.03%	0.58%	4.91%	0.47%	3.97%
GTPS	Great American Bancorp of IL	$25.50	$18.74	$1.67	$23.59	15.18x	108.10%	11.98%	111.21%	15.27x	$0.44	1.73%	26.35%	$157	11.08%	0.02%	0.78%	7.07%	0.77%	7.03%
HCFC	Home City Financial Corp. of OH	$15.19	$12.52	$0.78	$15.03	19.23x	101.06%	8.17%	103.54%	19.47x	$0.44	2.90%	56.41%	$153	8.08%	N.A.	0.43%	5.43%	0.42%	5.36%
HWEN	Home Financial Bancorp of IN	$6.00	$8.14	$0.35	$5.26	22.22x	114.07%	12.83%	114.07%	17.14x	$0.12	2.00%	34.29%	$63	11.25%	2.69%	0.60%	5.28%	0.77%	6.85%
HLFC	Home Loan Financial Corp. of OH	$21.00	$35.47	$0.93	$13.40	20.79x	156.72%	22.12%	156.72%	22.58x	$0.78	3.71%	N.M.	$160	14.11%	N.A.	1.10%	7.63%	1.01%	7.03%
NEIB	Northeast Indiana Bancorp of IN	$21.90	$31.21	$1.12	$18.23	18.56x	120.13%	13.65%	120.13%	19.55x	$0.60	2.74%	53.57%	$229	11.36%	0.72%	0.75%	6.27%	0.71%	5.95%
PBNC	PFS Bancorp Inc. of Aurora IN	$15.21	$22.40	$0.58	$13.43	26.22x	113.25%	19.08%	113.25%	26.22x	$0.30	1.97%	51.72%	$117	16.85%	N.A.	0.72%	3.37%	0.72%	3.37%
PSFC	Peoples Sidney Financial Corp. of OH	$15.75	$22.57	$0.68	$12.16	23.16x	129.52%	16.62%	129.52%	23.16x	$0.56	3.56%	N.M.	$136	12.83%	0.96%	0.70%	5.60%	0.70%	5.60%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items (including the SAIF assessment) on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) *P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.*
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBITS

LIST OF EXHIBITS

LIST OF EXHIBITS(continued)

EXHIBIT I-1

Ohio Central Savings
Audited Financial Statements

[Incorporated by Reference]

EXHIBIT I-2

Ohio Central Savings
Key Operating Ratios

Exhibit I-2
Ohio Central Savings
Key Operating Ratios

	At or For the Years Ended September 30,	
	2004	2003
Selected Financial Ratios and Other Data:		
Performance Ratios:		
Return on assets (ratio of net income to average total assets)	.05%	.54%
Return on equity (ratio of net income to average equity)	.66%	7.12%
Average interest rate spread [1]	2.31%	2.82%
Net interest margin [2]	2.61%	3.21%
Efficiency ratio [3]	96.86%	85.35%
Non-interest expense to average total assets	4.15%	4.67%
Average interest-earning assets to average interest-bearing liabilities	112.34%	119.93%
Asset Quality Ratios:		
Non-performing assets to total assets	.07%	.07%
Non-performing loans to total loans	.15%	.13%
Allowance for loan losses to non-performing loans	591.24%	637.50%
Allowance for loan losses to total loans	.71%	.81%
Capital Ratios:		
Equity to total assets at end of period	6.76%	7.45%
Average equity to average assets	6.90%	7.53%
Tier 1 leverage ratio	6.74%	7.43%
Other Data:		
Number of full service offices	2	2

(1) The average interest rate spread represents the difference between the weighted-average yield on interest-earning assets and the weighted-average cost of interest-bearing liabilities for the period.
(2) The net interest margin represents net interest income as a percent of average interest-earning assets for the period.
(3) The efficiency ratio represents non-interest expense divided by the sum of net interest income and non-interest income.

EXHIBIT I-3

Ohio Central Savings
Investment Portfolio Composition

Exhibit I-3
Ohio Central Savings
Investment Portfolio Composition

	At September 30,			
	2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Investment Securities:				
U.S. Government securities	$ --	$ --	$ --	$ --
Federal agency obligations	--	--	--	--
Corporate debt securities	--	--	--	--
State and municipal securities	--	--	--	--
Mutual funds	$ 55	$ 58	$ 39	$ 40
Total trading securities	55	58	39	40

	At September 30,			
	2004		2003	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(In thousands)			
Investment Securities:				
U.S. Government securities	$ --	$ --	$ --	$ --
Federal agency obligations	2,583	2,577	2,494	2,501
Corporate debt securities	--	--	--	--
State and municipal securities	--	--	--	--
Equity securities	--	--	--	--
Total investment securities held to maturity	2,583	2,577	2,494	2,501
Mortgage-Backed Securities:				
Pass-through securities:				
Ginnie Mae	9,023	9,079	6,917	7,048
Fannie Mae	10,480	10,415	8,707	8,687
Freddie Mac	--	--	--	--
Other	--	--	--	--
CMOs and REMICs	885	890	985	995
Total mortgage-backed securities held to maturity	20,388	20,384	16,609	16,730
Total securities held to maturity	$ 22,971	$ 22,961	$ 19,103	$ 19,231

EXHIBIT I-4

Ohio Central Savings
Yields and Costs

Exhibit I-4
Ohio Central Savings
Yields and Costs

	At September 30, 2004	For the Year Ended September 30,					
		2004			2003		
	Average Yield/Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
			(Dollars in Thousands)				
INTEREST-EARNING ASSETS							
Loans(including loans held for sale)[1]	5.50%	$ 26,019	$ 1,597	6.14%	$ 29,243	$ 2,081	7.12%
Securities available for sale[2]							
Securities held to maturity and other interest-earning assets[3]	3.93	26,830	1,076	4.01	16,726	592	3.54
Total interest-earning assets	4.70	52,849	2,673	5.06	45,969	2,673	5.81
Non-interest earning assets		1,752			1,949		
Total assets		54,601			47,918		
INTEREST-BEARING LIABILITIES							
Savings deposits	0.23	14,100	32	0.23	12,584	29	0.23
Money market accounts	1.18	3,103	26	0.84	3,576	36	1.01
NOW deposits	1.73	5,297	54	1.02	3,402	4	0.12
Certificates of deposit	3.94	8,344	401	4.81	10,611	510	4.81
Total deposits	1.65	30,844	513	1.66	30,173	579	1.92
Borrowings	4.81	$16,200	781	4.82%	9,783	617	6.31
Total interest-bearing liabilities		47,044	1,294	2.75	39,956	1,196	2.99
Non-interest bearing liabilities		3,788			4,352		
Total liabilities		50,832			44,308		
Stockholders' equity		3,769			3,610		
Total liabilities and stockholders' equity		54,601			47,918		
Net interest income			$ 1,379			$ 1,477	
Net interest rate spread	2.01%			2.31			2.82
Net earning assets		$ 5,805			$ 7,962		
Net interest margin[4]				2.61%			3.21
Ratio of interest-earning assets to interest-bearing liabilities		112.34%			119.93%		

[1] Calculated net of deferred fees and loss reserves. Nonaccrual loans included as loans carrying a zero yield.
[2] Calculated based on carrying value. Not full tax equivalents, as the numbers would not change materially from those presented in the table.
[3] Includes Federal Home Loan Bank stock at cost and term deposits with other financial institutions.
[4] Net interest income divided by average interest-earning assets.

EXHIBIT I-5

Ohio Central Savings
Interest Rate Risk Analysis

Exhibit I-5
Ohio Central Savings
Interest Rate Risk Analysis

Change in Interest Rates (basis points)	NPV			NPV as % of Portfolio Value of Assets	
	Estimated NPV ($000)	Estimated Increase (Decrease) in NPV			
		Amount	Percent	NPV Ratio	$ Change
		(Dollars in thousands)			
+300	$ 3,458	$ -518	-13.03%	6.32%	-67 bp
+200	3,625	-351	-8.84%	6.54	-45 bp
+100	3,742	-234	-5.90%	6.67	-32 bp
0	3,976	--	--	6.99	--
-100	4,061	85	2.12%	7.05	-6 bp

EXHIBIT I-6

Ohio Central Savings
Fixed Rate and Adjustable Rate Loans

Exhibit I-6
Ohio Central Savings
Fixed Rate and Adjustable Rate Loans

	At September 30,			
	2004		2003	
	Amount	Percent	Amount	Percent
	(Dollars in Thousands)			
FIXED-RATE LOANS				
Real Estate				
One- to four-family	$ 5,675	21.47%	$ 6,603	24.53%
Home equity loans	24	0.09	48	0.18
Total residential loans	5,699	21.56	6,651	24.71
Other loans				
Automobile loans[1]	17,508	66.23	15,992	59.41
Other consumer loans	109	0.41	136	0.51
Total consumer loans	17,617	66.64	16,128	59.92
Total fixed-rate loans	23,316	88.20	22,779	84.63
ADJUSTABLE-RATE LOANS				
Real Estate				
One- to four-family	920	3.48	1,441	5.35
Home equity loans	840	3.18	1,248	4.64
Total real estate loans	1,760	6.66	2,689	9.99
Other Loans				
Commercial business	91	0.34	94	0.35
Commercial real estate	645	2.44	673	2.50
Consumer	622	2.35	685	2.54
Total other loans	1,358	5.14	1,452	5.39
Total adjustable loans	3,118	11.80	4,141	15.38
Total loans	26,434	100.00%	26,920	100.00%
Add (Deduct):				
Net deferred fees costs and premiums	(6)		(3)	
Allowance for loan losses	(231)		(217	
Total loans, net	$26,197		$ 26,700	

(1) Including loans held for sale.

EXHIBIT I-7

Ohio Central Savings
Loan Portfolio Composition

Exhibit I-7
Ohio Central Savings
Loan Portfolio Composition

	At September 30,			
	2004		2003	
	Amount	Percent	Amount	Percent
	(Dollars in thousands)			
Real Estate				
One- to four-family	$ 6,595	24.95%	$ 8,044	29.88%
Home equity loans	864	3.27	1,296	4.81
One- to four-family construction loans	--	--	--	--
Total real estate loans	7,459	28.22	9,340	34.69
Other Loans				
Automobile loans(1)	17,508	66.23	15,992	59.41
Other consumer loans	731	2.77	821	3.05
Total consumer loans	18,241	69.00	16,813	62.46
Commercial real estate loans	645	2.44	673	2.50
Commercial business loans	91	0.34	94	0.35
Total loans	26,434	100.00%	26,920	100.00%
Net deferred fees, costs and premiums	(6)		(3)	
Allowance for loan losses	(231)		217	
Total loans, net	$ 26,197		$ 26,700	

(1) Including loans held for sale.

EXHIBIT I-8

Ohio Central Savings
Contractual Maturity By Loan Type

Exhibit I-8
Ohio Central Savings
Contractual Maturity By Loan Type

Due	Real Estate: One- to Four-Family	Real Estate: Commercial Real Estate	Real Estate: Home Equity	Real Estate: Automobile[1]	Commercial Business	Other Consumer	Total
				(In Thousands)			
Within 1 year[1]	$ 119	$ --	$ 840	$ 800	$ 79	$ 622	$ 2,460
After 1 Year through 3 Years	11	--	--	5,604	12	109	5,736
After 3 Years through 5 Years	1,342	--	--	5,996	--	--	7,338
After 5 Years through 10 Years	687	--	--	5,108	--	--	5,795
After 10 Years through 15 Years	837	--	24	--	--	--	861
Over 15 years	3,599	645	--	--	--	--	4,244
Total	$ 6,595	$ 645	$ 864	$ 17,508	$ 91	$ 731	$ 26,434

[1] Includes loans held for sale.

EXHIBIT I-9

Ohio Central Savings
Loan Originations, Purchases and Sales

Exhibit I-9
Ohio Central Savings
Loan Originations, Purchases and Sales

	Year Ended September 30,	
	2004	2003
	(In thousands)	
Beginning of period	$ 26,700	$ 33,079
Originations by Type:		
Real estate mortgage:		
One- to four-family residential	13	191
Home equity	--	--
Consumer:		
Automobile	35,098	49,430
Other consumer	--	--
Other	--	--
Total loans originated	35,111	49,621
Purchases:		
Real estate mortgage:		
One- to four-family residential	--	--
Home equity	--	--
Residential construction	--	--
Consumer:		
Automobile	--	--
Other consumer	--	--
Other	--	--
Total loans purchased	--	--
Sales and Repayments:		
Real estate mortgage:		
One- to four-family residential	--	--
Home equity	--	--
Residential construction	--	--
Consumer:		
Automobile	25,014	38,012
Other consumer	--	--
Other		
Total loans sold	25,014	38,012
Principal repayments	10,564	17,927
Total reductions	35,578	55,939
Increase (decrease) in other items, net	(36)	(61)
Net increase (decrease)	(503)	(6,379)
Ending balance	$ 26,197	$ 26,700

EXHIBIT I-10

Ohio Central Savings
Non-Performing Assets

Exhibit I-10
Ohio Central Savings
Non-Performing Assets

	At September 30, 2004	At September 30, 2003
	(Dollars in thousands)	
Non-accrual loans:		
One- to four-family	$ --	$ --
Home equity	--	--
Automobile	23	17
Other consumer	16	17
Commercial real estate	--	--
Commercial business	--	--
Total non-performing loans	$ 39	$ 34
Real estate owned:		
One- to four-family	$ --	$ --
Home equity	--	--
Commercial real estate	--	--
Total real estate owned	--	--
Total non-performing assets	$ 39	$ 34
Ratios:		
Non-performing loans to total loans	0.15%	0.13%
Non-performing assets to total assets	0.07%	0.07%

EXHIBIT I-11

Ohio Central Savings
Loan Loss Allowance Activity

Exhibit I-11
Ohio Central Savings
Loan Loss Allowance Activity

	At or For the Years Ended September 30,	
	2004	2003
	(Dollars in thousands)	
Balance at beginning of year	$ 217	$ 240
Charge-offs:		
One- to four-family	--	--
Home equity	--	29
Automobile	16	36
Other consumer	29	31
Commercial real estate	--	--
Commercial business	--	9
Total charge-offs	45	105
Recoveries:		
One- to four-family	--	--
Home equity	7	--
Automobile	3	18
Other consumer	14	4
Commercial real estate	--	--
Commercial business	--	--
Total recoveries	24	22
Net (charge-offs) recoveries	(21)	(83)
Provision for loan losses	35	60
Balance at end of year	$ 231	$ 217
Ratios:		
Net charge-offs to average loans outstanding (annualized)	0.08%	0.28%
Allowance for loan losses to non-performing loans	592.34%	638.24%
Allowance for loan losses to total loans	0.88%	0.81%

EXHIBIT I-12

Ohio Central Savings
Deposit Composition

Exhibit I-12
Ohio Central Savings
Deposit Composition

	Years Ended September 30,					
	2004			2003		
	Average Balance	Percent	Weighted Average Rate	Average Balance	Percent	Weighted Average Rate
	(Dollars in Thousands)					
Demand deposits:						
Retail	$ --	--%	--%	$ --	--%	--%
Commercial	--	--	--	--	--	--
Total demand deposits	--	--	--	--	--	--
NOW deposits	5,297	17.17	1.02	3,402	11.27	0.12
Savings deposits	14,100	45.71	0.23	12,584	41.71	1.23
Money market deposits	3,103	10.06	0.84	3,576	11.85	1.01
Certificates of deposit	8,344	27.06	4.81	10,611	35.17	4.81
Total deposits	$ 30,844	100.00%	1.66%	$ 30,173	100.00%	1.92%

EXHIBIT I-13

Ohio Central Savings
Time Deposit Rate/Maturity

Exhibit I-13
Ohio Central Savings
Time Deposit Rate/Maturity

	At September 30, 2004					
	Period to Maturity					
	Less than One Year	One to Two Years	Two to Three Years	More than Three Years	Total	Percent of Total
	(Dollars in thousands)					
Interest Rate Range:						
2.00% and below.....	$ 1,836	$ 53	$ 0	$ 0	$ 1,889	22.00%
2.01% to 3.00%.......	445	262	130	1	838	10.00
3.01% to 4.00%.......	37	0	107	543	687	8.00
4.01% to 5.00%.......	112	16	277	2,340	2,745	31.00
5.01% to 6.00%.......	33	1,162	15	367	1,577	18.00
6.01% and above......	991	0	0	0	991	11.00
Total........................	$ 3,454	$ 1,493	$ 529	$ 3,251	$ 8,727	100.00%

EXHIBIT I-14

Ohio Central Savings
Borrowings Activity

Exhibit I-14
Ohio Central Savings
Borrowings Activity

	At or For the Years Ended September 30,	
	2004	2003
	(Dollars in thousands)	
Balance at end of period	$ 16,450	$ 12,450
Average balance during period	16,200	9,783
Maximum outstanding at any month end	16,450	12,450
Weighted average interest rate at end of period	4.81%	5.52%
Average interest rate during period	4.82%	6.31%

EXHIBIT II-1

Description of Office Facilities

Exhibit II-1
Ohio Central Savings
Description of Office Facilities

<u>Headquarters</u>
6033 Perimeter Drive
Dublin, Ohio 43017

<u>Branch Office</u>
11401 Mayfield Road
Cleveland, Ohio 44106

EXHIBIT II-2

Historical Interest Rates

Exhibit II-2
Historical Interest Rates(1)

Year/Qtr. Ended		Prime Rate	90 Day T-Bill	One Year T-Bill	10 Year T-Bond
1995:	Quarter 1	9.00%	5.88%	6.49%	7.20%
	Quarter 2	9.00%	5.60%	5.65%	6.21%
	Quarter 3	8.75%	5.40%	5.65%	6.17%
	Quarter 4	8.50%	5.10%	5.18%	5.58%
1996:	Quarter 1	8.25%	5.13%	5.41%	6.34%
	Quarter 2	8.25%	5.18%	5.70%	6.73%
	Quarter 3	8.25%	5.14%	5.71%	6.72%
	Quarter 4	8.25%	5.21%	5.51%	6.43%
1997:	Quarter 1	8.50%	5.35%	6.02%	6.92%
	Quarter 2	8.50%	5.25%	5.67%	6.51%
	Quarter 3	8.50%	5.06%	5.47%	6.12%
	Quarter 4	8.50%	5.36%	5.51%	5.75%
1998:	Quarter 1	8.50%	5.16%	5.41%	5.67%
	Quarter 2	8.50%	5.10%	5.38%	5.44%
	Quarter 3	8.25%	4.37%	4.41%	4.44%
	Quarter 4	7.75%	4.48%	4.53%	4.65%
1999:	Quarter 1	7.75%	4.49%	4.72%	5.25%
	Quarter 2	7.75%	4.78%	5.07%	5.81%
	Quarter 3	8.25%	4.88%	5.22%	5.90%
	Quarter 4	8.50%	5.33%	5.98%	6.45%
2000:	Quarter 1	9.00%	5.88%	6.28%	6.03%
	Quarter 2	9.50%	5.88%	6.08%	6.03%
	Quarter 3	9.50%	6.23%	6.07%	5.80%
	Quarter 4	9.50%	5.89%	5.32%	5.12%
2001:	Quarter 1	8.00%	4.30%	4.09%	4.93%
	Quarter 2	6.75%	3.65%	3.72%	5.42%
	Quarter 3	6.00%	2.40%	2.49%	4.60%
	Quarter 4	4.75%	1.74%	2.17%	5.07%
2002:	Quarter 1	4.75%	1.79%	2.70%	5.42%
	Quarter 2	4.75%	1.70%	2.06%	4.86%
	Quarter 3	4.75%	1.57%	1.53%	3.63%
	Quarter 4	4.25%	1.22%	1.32%	3.83%
2003:	Quarter 1	4.25%	1.14%	1.19%	3.83%
	Quarter 2	4.00%	0.90%	1.09%	3.54%
	Quarter 3	4.00%	0.95%	1.15%	3.96%
	Quarter 4	4.00%	0.95%	1.26%	4.27%
2004:	Quarter 1	4.00%	0.95%	1.20%	3.86%
	Quarter 2	4.00%	1.33%	2.09%	4.62%
	Quarter 3	4.75%	1.70%	2.16%	4.12%
As of	Nov. 26, 2004	5.00%	2.18%	2.65%	4.24%

(1) End of period data.

Sources: Federal Reserve.

EXHIBIT III-1

General Characteristics of Publicly-Traded Institutions

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
California Companies										
NDE	IndyMac Bancorp, Inc. of CA	NYSE	Southern CA	Thrift	16,140	10	12-31	/	32.61	2,019
DSL	Downey Financial Corp. of CA	NYSE	Southern CA,AZ	Thrift	15,639	170	12-31	01/71	56.92	1,585
WES	Westcorp of Irvine CA	NYSE	California	Thrift	15,352	18	12-31	05/86	42.77	2,219
FED	FirstFed Financial Corp. of CA	NYSE	Los Angeles CA	Thrift	6,439	29	12-31	12/83	52.05	855
CCBI	Commercial Capital Bcrp of CA	NASDAQ	Southern CA	Thrift	4,967	3	12-31	12/02	23.00	1,250
PFB	PFF Bancorp, Inc. of Pomona CA	NYSE	Southern CA	Thrift	3,985	26	03-31	03/96	44.09	736
UPFC	United PanAm Fin. Corp of CA	NASDAQ	San Francisco CA	Thrift	1,669 J	4	12-31	04/98	19.85	321
PROV	Provident Fin. Holdings of CA	NASDAQ	Southern CA	M.B.	1,446	12	06-30	06/96	29.21	204
HWFG	Harrington West Fncl Grp of CA	NASDAQ	South CA,KS,AZ	Thrift	1,082	11	12-31	11/02	17.59	93
FPTB	First PacTrust Bancorp of CA	NASDAQ	Southern CA	Thrift	675	9	12-31	08/02	26.30	122
KFED	K-Fed Bancorp of CA MHC (39.1)	NASDAQ	Southern CA	Thrift	607	4	12-31	03/04	15.25	222
PPBI	Pacific Premier Bncrp of CA	NASDAQ	Southern CA	Thrift	488	3	12-31	06/97	13.86	73
BYFC	Broadway Financial Corp. of CA	NASDAQ	Los Angeles CA	Thrift	267	4	12-31	01/96	12.60	19
Florida Companies										
BKUNA	BankUnited Fin. Corp. of FL	NASDAQ	Miami FL	Thrift	8,710	41	09-30	12/85	29.98	901
BBX	BankAtlantic Bancorp of FL	NYSE	Southeastern FL	M.B.	5,678	73	12-31	11/83	18.62	1,115
FFFL	Fidelity Bankshares, Inc of FL	NASDAQ	Southeast FL	Thrift	3,444	42	12-31	05/01	40.46	612
HARB	Harbor Florida Bancshrs of FL	NASDAQ	EastCentral FL	Thrift	2,627	33	09-30	03/98	34.48	820
FFLC	FFLC Bancorp of Leesburg FL	NASDAQ	Central FL	Thrift	1,040	14	12-31	01/94	32.11	174
FDT	Federal Trust Corp of FL	AMEX	Northcentral FL	Thrift	546	5	12-31	12/97	10.15	82
FCFL	First Community Bk Corp of FL	NASDAQ	West Central FL	Thrift	226	3	12-31	/	24.55	52
BFCF	BFC Financial Corp. of FL	NASDAQ	Florida	Thrift	0	73	12-31	/	11.68	249
Mid-Atlantic Companies										
SOV	Sovereign Bancorp, Inc. of PA	NYSE	MA,PA,NJ,CT,RI	M.B.	55,756	522	12-31	08/86	22.07	7,694
NYB	New York Community Bcrp of NY (3)	NYSE	NY,NJ	Thrift	23,625	151	12-31	11/93	19.35	5,129
AF	Astoria Financial Corp. of NY	NYSE	New York City NY	Thrift	22,775	86	12-31	11/93	40.95	3,070
HCBK	Hudson Cty Bcp MHC of NJ(34.5) (3)	NASDAQ	New Jersey	Thrift	19,321	82	12-31	07/99	39.49	7,346
ICBC	Independence Comm Bnk Cp of NY	NASDAQ	NY,NJ	Thrift	17,632	81	12-31	03/98	40.57	3,430
PFS	Provident Fin. Serv. Inc of NJ (3)	NYSE	Northern NJ	Thrift	6,540	55	12-31	01/03	19.35	1,448
NWSB	Northwest Bcrp MHC of PA(41.4)	NASDAQ	PA,NY,OH,MD	Thrift	6,225	146	06-30	11/94	25.39	1,252
WYPT	Waypoint Financial Corp of PA	NASDAQ	PA,MD	Thrift	5,352	61	12-31	10/00	27.78	929
PRTR	Partners Trust Fin. Grp. of NY	NASDAQ	Central NY	Thrift	3,661	17	12-31	07/04	11.10	544
FNFG	First Niagara Fin. Group of NY (3)	NASDAQ	North/Central NY	Thrift	3,589 D	47	12-31	01/03	14.25	1,191
DCOM	Dime Community Bancshars of NY (3)	NASDAQ	New York City NY	Thrift	3,415	20	12-31	06/96	17.87	667
TRST	TrustCo Bank Corp NY of NY	NASDAQ	NY,FL,VT	Thrift	2,837	61	12-31	/	13.99	1,037
HRBT	Hudson River Bancorp Inc of NY	NASDAQ	Southeast NY	Thrift	2,539	51	03-31	07/98	19.95	607
WSFS	WSFS Financial Corp. of DE (3)	NASDAQ	Wilmington DE,PA	Div.	2,436	21	12-31	11/86	61.67	434
KNBT	KNBT Bancorp, Inc. of PA	NASDAQ	Eastern PA	Thrift	2,292	40	12-31	11/03	17.11	524
FFIC	Flushing Fin. Corp. of NY (3)	NASDAQ	New York City NY	Thrift	2,038	11	12-31	11/95	20.73	398
PFSB	PennFed Fin. Services of NJ	NASDAQ	Northern NJ	Thrift	1,962	22	06-30	07/94	17.08	235
OCFC	OceanFirst Fin. Corp of NJ	NASDAQ	Eastern NJ	Thrift	1,891	17	12-31	07/96	24.91	327
PBCP	Provident Bancorp, Inc. of NY	NASDAQ	Southeastern NY	Thrift	1,826	20	09-30	01/04	13.16	522
PVSA	Parkvale Financial Corp of PA	NASDAQ	Southwestern PA	Thrift	1,602	39	06-30	07/87	31.50	176
ESBF	ESB Financial Corp. of PA	NASDAQ	Western PA	Thrift	1,389	17	12-31	06/90	15.00	161
FMCO	FMS Fin Corp. of Burlington NJ	NASDAQ	Southern NJ	Thrift	1,231	40	12-31	12/88	18.00	117
WGBC	Willow Grove Bancorp Inc of PA	NASDAQ	Philadelphia PA	Thrift	976	14	06-30	04/02	18.09	176
SFFS	Sound Fed Bancorp, Inc. of NY	NASDAQ	NY,CT	Thrift	965	10	03-31	01/03	15.20	191
SYNF	Synergy Financial Group of NJ	NASDAQ	Central NJ	Thrift	838	18	12-31	01/04	11.39	142
NEPF	Northeast PA Fin. Corp of PA	NASDAQ	Northeast PA	Thrift	836	16	09-30	04/98	16.90	67
CSBK	Clifton Svg Bp MHC of NJ(45.0)	NASDAQ	Northeast NJ	Thrift	775	10	03-31	03/04	12.62	385
BCSB	BCSB Bankcorp MHC of MD (36.4)	NASDAQ	Northeast MD	Thrift	750 J	16	09-30	07/98	16.98	100
HARL	Harleysville Svgs Fin Cp of PA	NASDAQ	Southeastern PA	Thrift	718	5	09-30	08/87	29.90	69
SVBI	Severn Bancorp, Inc. of MD	NASDAQ	Central Maryland	Thrift	689	2	12-31	/	38.51	160
PBCI	Pamrapo Bancorp, Inc. of NJ	NASDAQ	Northern NJ	Thrift	646	9	12-31	11/89	23.60	118
THRD	TF Fin. Corp. of Newtown PA	NASDAQ	PA,NJ	Thrift	629	14	12-31	07/94	32.95	96

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-Atlantic Companies (continued)										
FSBI	Fidelity Bancorp, Inc. of PA	NASDAQ	Southwestern PA	Thrift	628	13	09-30	06/88	23.75	63
CNY	Carver Bancorp, Inc. of NY	AMEX	New York, NY	Thrift	580	5	03-31	10/94	19.07	44
FKFS	First Keystone Fin., Inc of PA	NASDAQ	Southeastern PA	Thrift	565 J	7	09-30	01/95	22.99	44
WSB	Washington SB, FSB of Bowie MD	AMEX	Southeastern MD	Thrift	521 J	5	07-31	08/88	13.40	98
GAFC	Greater Atlant. Fin Corp of VA	NASDAQ	North. VA,DC,MD	Thrift	504 J	9	09-30	06/99	6.49	20
WVFC	WVS Financial Corp. of PA	NASDAQ	Pittsburgh PA	Thrift	434 J	6	06-30	11/93	17.27	42
ONFC	Oneida Fincl MHC of NY (42.4)	NASDAQ	Central NY	Thrift	427	9	12-31	12/98	11.55	86
ALLB	Alliance Bank MHC of PA (20.0)	NASDAQ	Southeastern PA	Thrift	382	8	12-31	03/95	30.50	105
PHSB	PHSB Financial Corp. of PA	NASDAQ	Western PA	Thrift	337	10	12-31	12/01	26.85	78
AFBC	Advance Fin. Bancorp of WV	NASDAQ	Northwest WV,OH	Thrift	321 J	8	06-30	01/97	25.81	36
ESBK	Elmira Svgs Bank, FSB of NY (3)	NASDAQ	NY,PA	Thrift	318	6	12-31	03/85	30.70	30
PBHC	Pathfinder BC MHC of NY (35.3) (3)	NASDAQ	Central NY	Thrift	303	6	12-31	11/95	18.03	44
LARL	Laurel Capital Group Inc of PA	NASDAQ	Southwestern PA	Thrift	299 J	8	06-30	02/87	25.00	48
GCBC	Green Co Bcrp MHC of NY (43.9)	NASDAQ	Southeast NY	Thrift	285	6	06-30	12/98	32.90	68
ROME	Rome Bncp Inc MHC of NY (38.5) (3)	NASDAQ	Central NY	Thrift	262	4	12-31	10/99	28.25	119
ALFC	Atlantic Liberty Fincl of NY	NASDAQ	Brooklyn, NY	Thrift	185	2	03-31	10/02	19.21	32
IFSB	Independence FSB of DC	NASDAQ	Washington DC,MD	Thrift	184	4	12-31	06/85	11.43	18
GOV	Gouverneur Bcp MHC of NY(42.5)	AMEX	Northern NY	Thrift	98 J	2	09-30	03/99	16.25	37
Mid-West Companies										
FBC	Flagstar Bancorp, Inc. of MI	NYSE	MI,IN	Thrift	12,783	95	12-31	04/97	21.94	1,346
CFB	Commercial Federal Corp. of NE	NYSE	CO,NE,IA,KS,OK	M.B.	11,417	191	12-31	12/84	29.06	1,144
MAFB	MAF Bancorp, Inc. of IL	NASDAQ	Chicago IL	Thrift	9,321	41	12-31	01/90	44.83	1,464
CFFN	Capitol Fd Fn MHC of KS (29.2)	NASDAQ	Kansas	Thrift	8,541	35	09-30	04/99	35.59	2,633
ABCW	Anchor BanCorp Wisconsin of WI	NASDAQ	Wisconsin	M.B.	3,914	54	03-31	07/92	28.85	664
BKMU	Bank Mutual Corp of WI	NASDAQ	WI,MN	Thrift	3,175	69	12-31	10/03	12.22	958
TONE	TierOne Corp. of Lincoln NE	NASDAQ	NE,IA,KS	Thrift	2,855	58	12-31	10/02	24.94	456
FPFC	First Place Fin. Corp. of OH	NASDAQ	Northeast OH	Thrift	2,280	24	06-30	01/99	21.80	327
UCFC	United Community Fin. of OH	NASDAQ	Youngstown OH,PA	Thrift	2,224	34	12-31	07/98	11.41	356
CITZ	CFS Bancorp, Inc of Munster IN	NASDAQ	IN,IL	Thrift	1,430	19	12-31	07/98	13.80	170
CTZN	Citizens First Bancorp of MI	NASDAQ	Southeast MI	Thrift	1,349	15	12-31	03/01	25.65	212
NASB	NASB Fin, Inc. of Grandview MO	NASDAQ	Western MO	Thrift	1,346 J	9	09-30	09/85	40.05	339
CAFI	Camco Fin Corp of Cambridge OH	NASDAQ	Eastern OH,KY	Thrift	1,134	23	12-31	/	15.30	117
FDEF	First Defiance Fin. Corp of OH	NASDAQ	Northwest OH	Thrift	1,102	17	12-31	10/95	27.47	173
EFC	EFC Bancorp, Inc of Elgin IL	AMEX	Southeast IL	Thrift	999	8	12-31	04/98	25.51	120
HMNF	HMN Financial, Inc. of MN	NASDAQ	Southeast MN,IA	Thrift	955	13	12-31	06/94	31.00	138
HFFC	HF Financial Corp. of SD	NASDAQ	SD,MN	Thrift	857	34	06-30	04/92	18.93	67
PCBI	Peoples Community Bcrp. of OH	NASDAQ	Southwest OH	Thrift	852 J	15	09-30	03/00	23.56	92
MFSF	MutualFirst Fin. Inc. of IN	NASDAQ	Eastcentral IN	Thrift	830	17	12-31	12/99	23.65	113
LNCB	Lincoln Bancorp of IN	NASDAQ	Central IN	Thrift	829	9	12-31	12/98	19.65	105
PVFC	PVF Capital Corp. of Solon OH	NASDAQ	Cleveland OH	R.E.	774	15	06-30	12/92	14.33	101
CASH	First Midwest Fin., Inc. of IA	NASDAQ	IA,SD	Thrift	758 J	16	09-30	09/93	25.90	65
PFSL	Pocahontas Bancorp, Inc. of AR	NASDAQ	Northeast AR	Thrift	713 J	21	09-30	04/98	14.93	68
PULB	Pulaski Fin Cp of St. Louis MO	NASDAQ	St. Louis MO	Thrift	637	7	09-30	12/98	19.75	108
HFBC	HopFed Bancorp, Inc. of KY	NASDAQ	Southwest KY	Thrift	573	8	12-31	02/98	17.00	62
FFSX	First Federal Bankshares of IA	NASDAQ	IA,NE	Thrift	570	15	06-30	04/99	23.48	87
WFI	Winton Financial Corp. of OH	AMEX	Cincinnati OH	R.E.	552	6	09-30	08/88	22.48	107
PFDC	Peoples Bancorp of Auburn IN	NASDAQ	Northeast IN,MI	Thrift	493 J	15	09-30	07/87	21.00	71
FFFD	North Central Bancshares of IA	NASDAQ	Central IA	Thrift	453	9	12-31	03/96	38.50	60
ASBI	Ameriana Bancorp of IN	NASDAQ	Eastern IN	Thrift	434	9	12-31	03/87	15.12	48
MFBC	MFB Corp. of Mishawaka IN	NASDAQ	Northern IN	Thrift	428 J	7	09-30	03/94	30.00	40
FCAP	First Capital, Inc. of IN	NASDAQ	Southern IN	Thrift	424	12	12-31	01/99	21.00	59
WAYN	Wayne Savings Bancshares of OH	NASDAQ	Central OH	Thrift	386 J	11	03-31	01/03	16.78	62
LSBI	LSB Fin. Corp. of Lafayette IN	NASDAQ	Central IN	Thrift	351	5	12-31	02/95	26.50	38
CFSB	Citizens First Fin Corp. of IL	NASDAQ	Central IL	Thrift	327	5	12-31	05/96	32.60	49
FFBI	First Federal Bancshares of IL	NASDAQ	Westcentrl IL,MO	Thrift	315	8	12-31	09/00	23.01	30
STBI	Sturgis Bancorp, Inc. of MI	NASDAQ	Southcentral MI	Thrift	314 J	11	12-31	11/88	14.82	40
MCBF	Monarch Community Bncrp of MI	NASDAQ	Southcentral MI	Thrift	292 J	5	12-31	08/02	13.87	38
CHEV	Cheviot Fin Cp MHC of OH(45.0)	NASDAQ	Cincinnati, OH	Thrift	275	4	12-31	01/04	11.50	114
FFHS	First Franklin Corp. of OH	NASDAQ	Cincinnati OH	Thrift	273 J	7	12-31	01/88	19.50	32
PFED	Park Bancorp of Chicago IL	NASDAQ	Chicago IL	Thrift	270	3	12-31	08/96	31.36	36

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
Mid-West Companies (continued)										
FBEI	First Bancorp of Indiana of IN	NASDAQ	Evansville IN	Thrift	264 J	7	06-30	04/99	19.70	32
FBSI	First Bancshares, Inc. of MO	NASDAQ	Southcentral MO	Thrift	262	10	06-30	12/93	19.70	32
JXSB	Jcksnville Bcp MHC of IL(46.8)	NASDAQ	Central IL	Thrift	260	8	12-31	04/95	17.90	35
RIVR	River Valley Bancorp of IN	NASDAQ	Southeast IN	Thrift	258 J	5	12-31	12/96	23.50	38
FFBZ	First Federal Bncrp, Inc of OH	NASDAQ	Eastern OH	Thrift	258	6	09-30	07/92	13.20	45
UCBC	Union Community Bancorp of IN	NASDAQ	W.Central IN	Thrift	258	6	12-31	12/97	18.75	36
FFWC	FFW Corporation of Wabash IN	NASDAQ	Central IN	Thrift	246	4	06-30	04/93	23.50	30
WEFC	Wells Fin. Corp. of Wells MN	NASDAQ	Southcentral MN	Thrift	232	8	12-31	04/95	33.00	38
NEIB	Northeast Indiana Bncrp of IN	NASDAQ	Northeast IN	Thrift	229	3	12-31	06/95	21.90	31
FBTC	First BancTrust Corp of IL	NASDAQ	Eastcentral IL	Thrift	225	3	12-31	04/01	12.25	31
BRBI	Blue River Bancshares of IN	NASDAQ	Central IN	Thrift	214	4	12-31	06/98	5.35	18
FFED	Fidelity Fed. Bancorp of IN	NASDAQ	Southwestern IN	Thrift	202	5	12-31	08/87	1.77	19
ASBP	ASB Financial Corp. of OH	NASDAQ	Southern OH	Thrift	166 J	2	06-30	05/95	21.12	35
HLFC	Home Loan Financial Corp of OH	NASDAQ	Central OH	Thrift	160	3	06-30	03/98	21.00	35
GTPS	Great American Bancorp of IL	NASDAQ	East Central IL	Thrift	157	3	12-31	06/95	25.50	19
AMFC	AMB Fin. Corp. of Munster IN	NASDAQ	Northwest IN	Thrift	154	3	12-31	04/96	14.50	14
HCFC	Home City Fin. Corp. of OH	NASDAQ	Southwest OH	Thrift	153 J	2	12-31	12/96	15.19	13
CKFB	CKF Bancorp of Danville KY	NASDAQ	Central KY	Thrift	153	3	12-31	01/95	18.00	26
FKKY	Frankfort First Bancorp of KY	NASDAQ	Frankfort KY	Thrift	138 J	3	06-30	07/95	24.99	32
FFDF	FFD Financial Corp of Dover OH	NASDAQ	Northeast OH	Thrift	136 J	3	06-30	04/96	15.25	18
PSFC	Peoples Sidney Fin. Corp of OH	NASDAQ	WestCentral OH	Thrift	136 J	4	06-30	04/97	15.75	23
FFFS	First Fed Serv MHC of IL(45.0)	NASDAQ	West Central IL	Thrift	134	1	12-31	06/04	14.75	58
GCFC	Central Federal Corp. of OH	NASDAQ	Northeast OH	Thrift	129 J	3	12-31	12/98	12.50	26
PBNC	PFS Bancorp Inc. of Aurora IN	NASDAQ	Southeastern IN	Thrift	125 J	3	12-31	10/01	15.21	22
CIBI	Community Inv. Bncp, Inc of OH	NASDAQ	NorthCentral OH	Thrift	122	3	06-30	02/95	14.77	16
FNFI	First Niles Fin., Inc. of OH	NASDAQ	Central Ohio	Thrift	97 J	1	12-31	10/98	17.30	24
HWEN	Home Financial Bancorp of IN	NASDAQ	Central IN	Thrift	63 J	2	06-30	07/96	6.00	8
New England Companies										
PBCT	Peoples Bank MHC of CT (41.7) (3)	NASDAQ	CT	Div.	10,541	155	12-31	07/88	39.62	3,712
NABC	NewAlliance Bancshares of CT	NASDAQ	Connecticut	Thrift	6,284	74	12-31	04/04	14.78	1,687
BFD	BostonFed Bancorp, Inc. of MA	AMEX	Eastern MA	M.B.	1,683	18	12-31	10/95	44.13	209
BRKL	Brookline Bancorp, Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	1,643	6	12-31	07/02	15.98	940
BHL	Berkshire Hills Bancorp of MA (3)	AMEX	Western MA	Thrift	1,310	14	12-31	06/00	36.20	213
MASB	MassBank Corp. of Reading MA (3)	NASDAQ	Eastern MA	Thrift	978	15	12-31	05/86	37.50	165
WRO	Woronoco Bancorp, Inc. of MA	AMEX	Southwest MA	Thrift	898	9	12-31	03/99	35.15	129
WFD	Westfield Finl MHC of MA(46.5) (3)	AMEX	Southwestern MA	Thrift	794	10	12-31	12/01	25.80	257
NMIL	Newmil Bancorp, Inc. of CT (3)	NASDAQ	Western CT	Thrift	730	20	12-31	02/86	29.40	123
SIFI	SI Fin Gp Inc MHC of CT (42.0)	NASDAQ	Northeastern CT	Thrift	596	16	12-31	10/04	12.10	152
NHTB	NH Thrift Bancshares of NH	NASDAQ	Central NH	Thrift	596	14	12-31	05/86	28.73	60
HIFS	Hingham Inst. for Sav. of MA (3)	NASDAQ	Eastern MA	Thrift	529	7	12-31	12/88	42.41	88
CEBK	Central Bncrp of Somerville MA (3)	NASDAQ	Eastern MA	Thrift	508 J	10	03-31	10/86	30.85	49
LSBX	LSB Corp of No. Andover MA (3)	NASDAQ	Northeastern MA	Thrift	501	6	12-31	05/86	19.20	83
MYST	Mystic Financial, Inc. of MA (3)	NASDAQ	Eastern MA	Thrift	439	6	06-30	01/98	40.75	64
NVSL	Naug Vlly Fin MHC of CT (45.0)	NASDAQ	Southwestern CT	Thrift	330	5	12-31	10/04	11.00	84
PSBH	PSB Hldgs Inc MHC of CT (46.3) (3)	NASDAQ	Northeastern CT	Thrift	305 P	4	06-30	10/04	12.00	83
MFLR	Mayflower Co-Op. Bank of MA (3)	NASDAQ	Southeastern MA	Thrift	220 J	5	04-30	12/87	17.60	36
North-West Companies										
WFSL	Washington Federal, Inc. of WA	NASDAQ	WA,OR,AZ,ID,UT	Thrift	7,169	118	09-30	11/82	26.85	2,113
STSA	Sterling Financial Corp of WA	NASDAQ	WA,ID,MT,OR	M.B.	6,733	83	12-31	06/83	39.86	908
FMSB	First Mutual Bncshrs Inc of WA (3)	NASDAQ	Western WA	Thrift	983	10	12-31	12/85	25.00	132
HRZB	Horizon Financial Corp. of WA (3)	NASDAQ	Northwest WA	Thrift	888	16	03-31	08/86	20.20	205
RPFG	Ranier Pacific Fin Group of WA	NASDAQ	Western WA	Thrift	748	12	12-31	10/03	17.89	145
FBNW	FirstBank NW Corp. of WA	NASDAQ	West WA,ID,OR	Thrift	735	20	03-31	07/97	29.24	87
RVSB	Riverview Bancorp, Inc. of WA	NASDAQ	Southwest WA	Thrift	525	13	03-31	10/97	21.64	104
TSBK	Timberland Bancorp, Inc. of WA	NASDAQ	Westcentral WA	Thrift	460	15	09-30	01/98	24.75	96

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-1
Characteristics of Publicly-Traded Thrifts
December 3, 2004(1)

Ticker	Financial Institution	Exchg.	Primary Market	Operating Strat.(2)	Total Assets ($Mil)	Offices	Fiscal Year	Conv. Date	Stock Price ($)	Market Value ($Mil)
NTBK	NetBank, Inc. of Alpharetta GA	NASDAQ		Thrift	4,488	0		/	10.08	471
FFCH	First Fin. Holdings Inc. of SC	NASDAQ	Charleston SC,NC	Thrift	2,442	44	09-30	11/83	32.07	395
CFCP	Coastal Fin. Corp. of SC	NASDAQ	SC,NC	Thrift	1,280 J	18	09-30	09/90	15.11	240
CHFN	Charter Fincl MHC of GA (18.4)	NASDAQ	SW GA, East. AL	Thrift	1,068 J	8	09-30	10/01	39.91	784
FFBH	First Fed. Bancshares of AR	NASDAQ	Northern AR	Thrift	726	15	12-31	05/96	21.78	112
TSH	Teche Hlding Cp of N Iberia LA	AMEX	Southern LA	Thrift	653	14	09-30	04/95	41.25	94
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	NASDAQ	SE GA, NE FL	Thrift	629 P	13	12-31	10/04	14.15	206
CSBC	Citizens South Banking of NC	NASDAQ	Southwest NC	Thrift	501 J	9	12-31	10/02	12.95	97
CFFC	Community Fin. Corp. of VA	NASDAQ	Central VA	Thrift	365	8	03-31	03/88	21.99	46
JFBI	Jefferson Bancshares Inc of TN	NASDAQ	Eastern TN	Thrift	308	1	06-30	07/03	13.39	108
SSFC	South Street Fin. Corp. of NC (3)	NASDAQ	South Central NC	Thrift	215	2	12-31	10/96	10.01	31
GSLA	GS Financial Corp. of LA	NASDAQ	New Orleans LA	Thrift	207	4	12-31	04/97	18.83	22
FIFG	1st Independence Fin Grp of KY	NASDAQ		Thrift	180 J	0		/	18.86	23
PEDE	Great Pee Dee Bancorp of SC	NASDAQ	Northeast SC	Thrift	156 J	2	06-30	12/97	15.25	28
SZB	SouthFirst Bancshares of AL	AMEX	Central AL	Thrift	139 J	3	09-30	02/95	15.50	11
UTBI	United Tenn. Bankshares of TN	NASDAQ	Eastern TN	Thrift	123	3	12-31	01/98	20.71	25
South-West Companies										
FBTX	Franklin Bank Corp of TX	NASDAQ	Austen	Thrift	3,309	0	12-31	/	18.10	384
AABC	Access Anytime Bancorp of NM	NASDAQ	Eastern NM	Thrift	285	7	12-31	08/86	14.00	21
GUPB	GFSB Bancorp, Inc of Gallup NM	NASDAQ	Northwest NM	Thrift	228	2	06-30	06/95	20.25	23
Western Companies (Excl CA)										
MTXC	Matrix Bancorp, Inc. of CO	NASDAQ	NM,CO,AZ	Thrift	1,877	4	12-31	10/96	12.25	80
Other Areas										

NOTES: (1) Or most recent date available (M=March, S=September, D=December, J=June, E=Estimated, and P=Pro Forma)
(2) Operating strategies are: Thrift=Traditional Thrift, M.B.=Mortgage Banker, R.E.=Real Estate Developer, Div.=Diversified, and Ret.=Retail Banking.
(3) BIF insured savings bank.

Source: Corporate offering circulars, SNL Securities Quarterly Thrift Report, and financial reports of publicly Traded Thrifts.

Date of Last Update: 12/03/04

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2A
Market Pricing Comparatives
Prices As of November 26, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (X)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Financial Characteristics(6): Equity/ Assets (%)	Financial Characteristics(6): NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	22.72	395.74	1.02	14.19	18.47	164.76	17.74	180.03	19.81	0.47	2.06	34.86	2,524	10.80	0.54	0.79	8.38	0.71	7.27
Special Selection Grouping(8)	16.99	23.89	0.74	13.47	20.35	129.01	16.62	131.87	21.48	0.45	2.51	39.56	160	12.75	0.94	0.68	5.78	0.63	5.41
Comparable Group																			
Special Comparative Group(8)																			
AMFC AMB Fin. Corp. of Munster IN	14.50	14.22	1.04	13.41	14.80	108.13	9.21	108.13	13.94	0.24	1.66	23.08	154	8.52	1.37	0.64	7.58	0.68	8.04
ASBP ASB Financial Corp. of OH	21.12	35.08	1.22	10.49	17.45	201.33	21.09	201.33	17.31	0.60	2.84	49.18	166	10.47	0.63	1.26	11.90	1.27	12.00
BRBI Blue River Bancshares of IN	5.35	18.22	0.05	4.77	NM	112.16	8.53	143.43	NM	0.00	0.00	0.00	214	7.60	1.99	0.11	1.32	0.09	1.10
CKFB CKF Bancorp of Danville KY	18.00	26.39	1.20	10.95	15.00	164.38	17.24	176.47	15.00	0.60	3.33	50.00	153	10.49	NA	1.19	11.48	1.19	11.48
GCFC Central Federal Corp. of OH	12.50	25.78	-0.95	9.05	NM	138.12	19.99	138.12	NM	0.36	2.88	NM	129	14.47	0.56	-1.63	-9.25	-1.72	-9.76
CIBI Community Inv. Bncp, Inc of OH	14.77	15.94	0.73	12.38	18.94	119.31	13.02	119.31	20.23	0.36	2.44	49.32	122	10.92	NA	0.69	6.36	0.65	5.95
FFDF FFD Financial Corp of Dover OH	15.25	18.12	0.38	14.09	26.29	108.23	13.33	108.23	NM	0.44	2.89	NM	136	12.32	NA	0.50	4.06	0.33	2.66
FFWC FFW Corporation of Wabash IN	23.50	30.20	1.81	18.49	12.37	127.10	12.28	132.47	12.98	0.68	2.89	37.57	246	9.66	0.84	1.01	10.47	0.96	9.97
FFED Fidelity Fed. Bancorp of IN(7)	1.77	19.47	0.01	1.47	NM	120.41	9.65	120.41	NM	0.00	0.00	0.00	202	8.01	0.52	0.18	2.22	0.06	0.74
FBTC First BancTrust Corp of IL	12.25	30.63	0.42	10.89	23.56	112.49	13.63	112.49	29.17	0.24	1.96	57.14	225	12.12	1.03	0.58	4.91	0.47	3.97
FFFS First Fed Serv MHC of IL(45.0)	14.75	26.02	0.49	9.24	30.10	159.63	42.99	159.63	30.10	0.28	1.90	25.71	134	26.93	0.12	1.50	7.00	1.50	7.00
FNFI First Niles Fin., Inc. of OH	17.30	23.96	0.63	11.12	23.07	155.58	24.63	155.58	27.46	0.64	3.70	NM	97	15.83	1.01	1.05	6.35	0.88	5.33
FKKY Frankfort First Bancorp of KY(7)	24.99	31.66	0.75	13.82	33.32	180.82	22.92	180.82	33.32	1.12	4.48	NM	138	12.68	NA	0.69	5.35	0.69	5.35
GTPS Great American Bancorp of IL	25.50	18.74	1.67	23.59	15.18	108.10	11.98	111.21	15.27	0.44	1.73	26.35	157	11.08	0.02	0.78	7.07	0.77	7.03
HCFC Home City Fin. Corp. of OH	15.19	12.52	0.78	15.03	19.23	101.06	8.17	103.54	19.47	0.44	2.90	56.41	153	8.08	NA	0.43	5.43	0.42	5.36
HWEN Home Financial Bancorp of IN	6.00	8.14	0.35	5.26	22.22	114.07	12.83	114.07	17.14	0.12	2.00	34.29	63	11.25	2.69	0.60	5.28	0.77	6.85
HLFC Home Loan Financial Corp of OH	21.00	35.47	0.93	13.40	20.79	156.72	22.12	156.72	22.58	0.78	3.71	NM	160	14.11	NA	1.10	7.63	1.01	7.03
NEIB Northeast Indiana Bncrp of IN	21.90	31.21	1.12	18.23	18.56	120.13	13.65	120.13	19.55	0.60	2.74	53.57	229	11.36	0.72	0.75	6.27	0.71	5.95
PBNC PFS Bancorp Inc. of Aurora IN	15.21	22.40	0.58	18.43	26.22	82.53	17.96	82.53	26.22	0.30	1.97	51.72	125	21.76	NA	0.71	3.19	0.71	3.19
PSFC Peoples Sidney Fin. Corp of OH	15.75	22.57	0.68	12.16	23.16	129.52	16.62	129.52	23.16	0.56	3.56	NM	136	12.83	0.96	0.70	5.60	0.70	5.60
WEFC Wells Fin. Corp. of Wells MN	33.00	38.38	0.97	24.87	18.97	132.69	16.51	132.69	34.02	0.88	2.67	NM	232	12.44	0.29	0.90	7.18	0.50	4.00

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets less than $250 Million;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2B
Market Pricing Comparatives
Prices As of November 26, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12-Mth EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/CORE (x)	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	22.72	395.74	1.02	14.19	18.47	164.76	17.74	180.03	19.81	0.47	2.06	34.86	2,524	10.80	0.54	0.79	8.38	0.71	7.27
Special Selection Grouping(8)	21.25	42.14	1.05	16.82	17.55	129.34	14.26	138.93	19.25	0.51	2.39	43.27	334	11.08	1.07	0.67	6.53	0.60	5.65
Comparable Group																			
Special Comparative Group(8)																			
ASBI Ameriana Bancorp of IN	15.12	47.63	0.54	12.42	24.79	121.74	10.97	123.53	28.00	0.64	4.23	NM	434	9.01	1.46	0.46	4.91	0.41	4.35
CHEV Cheviot Fin Cp MHC of OH(45.0)	11.50	51.34	0.21	7.77	NM	148.01	41.46	148.01	NM	0.20	1.74	NM	275	28.01	0.17	0.29	1.03	0.75	2.71
CFSB Citizens First Fin Corp. of IL(7)	32.60	48.87	1.00	22.82	28.85	142.86	14.94	142.86	32.60	0.40	1.23	40.00	327	10.46	NA	0.50	5.05	0.44	4.47
FBEI First Bancorp of Indiana of IN	19.70	31.70	-0.07	18.00	NM	109.44	12.00	117.61	NM	0.58	2.94	NM	264	10.97	NA	0.14	1.02	-0.05	-0.38
FBSI First Bancshares, Inc. of MO	19.70	31.80	1.85	17.60	10.26	111.93	12.15	113.81	10.65	0.16	0.81	8.65	262	10.85	NA	1.16	11.25	1.11	10.84
FCAP First Capital, Inc. of IN	21.00	59.14	1.22	15.97	17.07	131.50	13.94	151.52	17.21	0.60	2.86	49.18	424	10.60	1.14	0.84	7.85	0.83	7.79
FFBI First Federal Bancshares of IL	23.01	30.30	1.10	18.00	17.04	127.83	9.63	137.05	20.92	0.44	1.91	40.00	315	7.53	0.53	0.56	5.23	0.45	4.26
FFBZ First Federal Bncrp, Inc of OH(7)	13.20	44.70	0.44	6.98	26.94	189.11	17.30	189.11	30.00	0.24	1.82	54.55	258	9.15	0.61	0.67	7.30	0.60	6.56
FFHS First Franklin Corp. of OH	19.50	32.10	0.41	14.32	28.26	136.17	11.77	136.17	NM	0.32	1.64	NM	273	8.64	1.21	0.41	4.75	0.25	2.82
JXSB Jcksnville Bcp MHC of IL(46.8)	17.90	16.34	0.36	10.62	NM	168.55	13.46	197.35	NM	0.30	1.68	NM	260	7.99	0.94	0.30	3.97	0.27	3.48
LSBI LSB Fin. Corp. of Lafayette IN	26.50	38.03	1.72	20.61	13.59	128.58	10.82	128.58	15.41	0.60	2.26	34.88	351	8.41	1.83	0.84	9.87	0.74	8.70
MFBC MFB Corp. of Mishawaka IN	30.00	39.87	1.30	26.87	14.85	111.65	9.32	111.65	23.08	0.48	1.60	36.92	428	8.34	0.78	0.63	7.77	0.40	5.00
MCBF Monarch Community Bncrp of MI	13.87	37.59	-0.07	15.50	NM	89.48	12.88	119.67	NM	0.20	1.44	NM	292	14.39	1.98	0.23	1.35	-0.08	-0.50
FFFD North Central Bancshares of IA	38.50	59.56	3.50	26.82	11.00	143.55	13.13	163.07	11.00	1.00	2.60	28.57	453	9.15	0.47	1.23	13.14	1.23	13.14
PFED Park Bancorp of Chicago IL	31.36	35.88	2.09	26.74	14.13	117.28	13.28	117.28	15.00	0.72	2.30	34.45	270	11.32	0.45	0.95	8.50	0.89	8.00
PFDC Peoples Bancorp of Auburn IN	21.00	70.79	1.38	18.82	14.48	111.58	14.35	116.80	15.22	0.72	3.43	52.17	493	12.86	0.59	0.98	7.66	0.93	7.29
RIVR River Valley Bancorp of IN	23.50	37.79	1.19	13.74	14.87	171.03	14.62	171.28	19.75	0.72	3.06	60.50	258	8.55	NA	1.02	11.40	0.77	8.59
STBI Sturgis Bancorp, Inc. of MI	14.82	40.46	0.55	10.34	19.50	143.33	12.88	175.80	26.95	0.36	2.43	65.45	314	8.99	2.01	0.70	7.20	0.51	5.21
UCBC Union Community Bancorp of IN	18.75	36.28	0.92	17.19	20.38	109.08	14.08	118.90	20.38	0.60	3.20	65.22	258	12.90	1.44	0.68	5.12	0.68	5.12
WAYN Wayne Savings Bancshares of OH	16.78	61.95	0.63	11.39	25.42	147.32	16.03	152.68	26.63	0.48	2.86	NM	386	10.88	NA	0.65	5.56	0.62	5.31

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets $250-$500 Million;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT III-2

Characteristics of Midwest-based Thrifts with Assets Less Than $250 Million

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit III-2
Market Pricing Comparatives
Prices As of November 26, 2004

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Financial Characteristics(6) Equity/ Assets (%)	Financial Characteristics(6) NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	22.72	395.74	1.02	14.19	18.47	164.76	17.74	180.03	19.81	0.47	2.06	34.86	2,524	10.80	0.54	0.79	8.38	0.71	7.27
All Public Companies	22.72	395.74	1.02	14.19	18.47	164.76	17.74	180.03	19.81	0.47	2.06	34.86	2,524	10.80	0.54	0.79	8.38	0.71	7.27
Special Selection Grouping(8)	16.99	23.89	0.74	13.47	20.35	129.01	16.62	131.87	21.48	0.45	2.51	39.56	160	12.75	0.94	0.68	5.78	0.63	5.41
Comparable Group																			
Special Comparative Group(8)																			
AMFC AMB Fin. Corp. of Munster IN	14.50	14.22	1.04	13.41	14.80	108.13	9.21	108.13	13.94	0.24	1.66	23.08	154	8.52	1.37	0.64	7.58	0.68	8.04
ASBP ASB Financial Corp. of OH	21.12	35.08	1.22	10.49	17.45	201.33	21.09	201.33	17.31	0.60	2.84	49.18	166	10.47	0.63	1.26	11.90	1.27	12.00
BRBI Blue River Bancshares of IN	5.35	18.22	0.05	4.77	NM	112.16	8.53	143.43	NM	0.00	0.00	0.00	214	7.60	1.99	0.11	1.32	0.09	1.10
CKFB CKF Bancorp of Danville KY	18.00	26.39	1.20	10.95	15.00	164.38	17.24	176.47	15.00	0.60	3.33	50.00	153	10.49	NA	1.19	11.48	1.19	11.48
GCFC Central Federal Corp. of OH	12.50	25.78	-0.95	9.05	NM	138.12	19.99	138.12	NM	0.36	2.88	NM	129	14.47	0.56	-1.63	-9.25	-1.72	-9.76
CIBI Community Inv. Bncp, Inc of OH	14.77	15.94	0.73	12.38	18.94	119.31	13.02	119.31	20.23	0.36	2.44	49.32	122	10.92	NA	0.69	6.36	0.65	5.95
FFDF FFD Financial Corp of Dover OH	15.25	18.12	0.38	14.09	26.29	108.23	13.33	108.23	NM	0.44	2.89	NM	136	12.32	NA	0.50	4.06	0.33	2.66
FFWC FFW Corporation of Wabash IN	23.50	30.20	1.81	18.49	12.37	127.10	12.28	132.47	12.98	0.68	2.89	37.57	246	9.66	0.84	1.01	10.47	0.96	9.97
FFED Fidelity Fed. Bancorp of IN(7)	1.77	19.47	0.01	1.47	NM	120.41	9.65	120.41	NM	0.00	0.00	0.00	202	8.01	0.52	0.18	2.22	0.06	0.74
FBTC First BancTrust Corp of IL	12.25	30.63	0.42	10.89	23.56	112.49	13.63	112.49	29.17	0.24	1.96	57.14	225	12.12	1.03	0.58	4.91	0.47	3.97
FFFS First Fed Serv MHC of IL(45.0)	14.75	26.02	0.49	9.24	30.10	159.63	42.99	159.63	30.10	0.28	1.90	25.71	134	26.93	0.12	1.50	7.00	1.50	7.00
FNFI First Niles Fin., Inc. of OH	17.30	23.96	0.63	11.12	23.07	155.58	24.63	155.58	27.46	0.64	3.70	NM	97	15.83	1.01	1.05	6.35	0.88	5.33
FKKY Frankfort First Bancorp of KY(7)	24.99	31.66	0.75	13.82	33.32	180.82	22.92	180.82	33.32	1.12	4.48	NM	138	12.68	NA	0.69	5.35	0.69	5.35
GTPS Great American Bancorp of IL	25.50	18.74	1.67	23.59	15.18	108.10	11.98	111.21	15.27	0.44	1.73	26.35	157	11.08	0.02	0.78	7.07	0.77	7.03
HCFC Home City Fin. Corp. of OH	15.19	12.52	0.78	15.03	19.23	101.06	8.17	103.54	19.47	0.44	2.90	56.41	153	8.08	NA	0.43	5.43	0.42	5.36
HWEN Home Financial Bancorp of IN	6.00	8.14	0.35	5.26	22.22	114.07	12.83	114.07	17.14	0.12	2.00	34.29	63	11.25	2.69	0.60	5.28	0.77	6.85
HLFC Home Loan Financial Corp of OH	21.00	35.47	0.93	13.40	20.79	156.72	22.12	156.72	22.58	0.78	3.71	NM	160	14.11	NA	1.10	7.63	1.01	7.03
NEIB Northeast Indiana Bncrp of IN	21.90	31.21	1.12	18.23	18.56	120.13	13.65	120.13	19.55	0.60	2.74	53.57	229	11.36	0.72	0.75	6.27	0.71	5.95
PBNC PFS Bancorp Inc. of Aurora IN	15.21	22.40	0.58	18.43	26.22	82.53	17.96	82.53	26.22	0.30	1.97	51.72	125	21.76	NA	0.71	3.19	0.71	3.19
PSFC Peoples Sidney Fin. Corp of OH	15.75	22.57	0.68	12.16	23.16	129.52	16.62	129.52	23.16	0.56	3.56	NM	136	12.83	0.96	0.70	5.60	0.70	5.60
WEFC Wells Fin. Corp. of Wells MN	33.00	38.38	0.97	24.87	18.97	132.69	16.51	132.69	34.02	0.88	2.67	NM	232	12.44	0.29	0.90	7.18	0.50	4.00

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Mid-West Companies; Assets less than $250 Million;

Source: Corporate reports, offering circulars, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT IV-1

Stock Prices:
As of November 26, 2004

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	% Change From: Last Week (%)	% Change From: 52 Wks Ago(2) (%)	% Change From: Dec 31, 2000(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(163)	22.84	17,854	411.1	25.44	18.98	22.62	1.00	4.28	3.04	1.27	1.11	14.95	13.66	165.45
SAIF-Insured Thrifts(144)	22.41	15,804	380.9	24.92	18.59	22.20	0.93	4.40	3.14	1.25	1.07	14.94	13.64	166.25
BIF-Insured Thrifts(19)	26.02	32,772	631.3	29.18	21.79	25.66	1.47	3.41	2.35	1.48	1.44	15.03	13.80	159.66
NYSE Traded Companies(12)	33.32	91,571	2,363.4	36.91	26.90	32.86	1.15	2.98	5.46	2.34	1.88	18.76	16.21	248.51
AMEX Traded Companies(10)	24.53	4,366	98.8	27.44	20.53	24.47	0.72	11.49	6.73	1.21	1.15	16.59	16.04	194.15
NASDAQ Listed OTC Companies(141)	21.76	11,833	248.9	24.24	18.15	21.55	1.00	3.95	2.59	1.18	1.04	14.49	13.27	155.94
California Companies(12)	32.45	23,977	856.8	34.48	25.03	32.09	0.65	18.27	18.91	2.20	1.56	17.81	16.94	243.28
Florida Companies(8)	27.19	20,634	536.5	28.79	19.57	27.25	-0.04	24.30	22.58	1.29	1.28	11.47	11.05	155.66
Mid-Atlantic Companies(40)	22.07	36,591	793.4	25.11	18.09	21.76	1.10	0.30	-0.95	1.20	1.07	13.23	11.50	159.54
Mid-West Companies(64)	20.95	7,738	168.9	23.74	18.01	20.78	0.92	0.96	-0.06	1.19	1.04	15.57	14.38	159.02
New England Companies(13)	27.98	18,477	324.9	31.48	24.31	28.09	-0.16	8.19	3.36	1.47	1.47	17.73	16.32	184.63
North-West Companies(8)	25.68	17,084	473.8	26.69	20.98	25.30	1.58	8.63	9.93	1.45	1.36	15.61	13.68	153.57
South-East Companies(14)	19.13	7,794	121.5	21.11	16.45	18.70	2.34	-1.77	-1.25	0.82	0.59	14.14	13.52	133.21
South-West Companies(3)	16.05	11,351	202.4	17.72	13.67	15.72	1.92	14.61	-3.11	0.74	0.44	12.78	9.09	174.35
Western Companies (Excl CA)(1)	12.25	6,520	79.9	13.91	8.91	12.25	0.00	34.91	32.43	2.04	3.91	12.59	12.59	287.93
Thrift Strategy(153)	22.41	15,217	347.5	25.09	18.73	22.21	0.93	3.62	2.51	1.24	1.09	14.90	13.68	162.97
Mortgage Banker Strategy(7)	27.95	83,441	1,954.9	28.93	21.95	27.57	1.28	13.26	10.75	1.82	1.43	15.06	11.81	202.86
Real Estate Strategy(2)	14.33	7,031	100.8	16.34	11.65	13.80	3.84	4.75	-2.18	0.75	0.52	9.09	9.09	110.10
Diversified Strategy(1)	61.67	7,036	433.9	61.88	43.07	58.63	5.19	42.23	37.50	3.64	3.49	26.91	26.76	346.24
Companies Issuing Dividends(149)	22.97	18,373	418.0	25.56	19.21	22.74	1.03	3.72	2.68	1.29	1.15	15.11	13.84	162.90
Companies Without Dividends(13)	21.26	11,341	325.3	23.88	16.11	21.05	0.53	11.28	7.65	1.01	0.71	12.89	11.42	197.50
Equity/Assets <6%(13)	21.20	12,642	311.7	23.81	16.90	21.35	-0.66	9.54	9.10	1.48	1.21	12.07	11.68	230.45
Equity/Assets 6-12%(110)	24.83	14,031	363.2	27.48	20.58	24.55	0.99	4.96	2.89	1.45	1.25	15.64	14.48	184.73
Equity/Assets >12%(40)	18.11	29,425	566.2	20.52	15.37	17.90	1.49	0.94	1.70	0.74	0.74	13.97	12.06	95.89
Actively Traded Companies(13)	29.52	43,467	1,113.3	32.20	24.73	29.21	1.09	3.19	3.17	1.76	1.72	17.64	15.34	199.08
Market Value Below $20 Million(12)	12.96	1,488	15.8	17.16	11.72	13.07	-0.19	-10.99	-12.72	0.29	-0.19	11.71	11.41	140.78
Holding Company Structure(158)	22.83	18,377	423.5	25.36	18.94	22.61	1.01	4.23	3.00	1.28	1.13	14.98	13.65	165.13
Assets Over $1 Billion(59)	26.02	42,825	1,003.0	28.14	20.76	25.61	1.62	8.46	7.81	1.51	1.32	14.50	12.44	172.36
Assets $500 Million-$1 Billion(43)	23.33	4,885	102.1	25.61	19.43	23.10	0.98	5.03	3.07	1.39	1.25	15.33	14.15	180.09
Assets $250-$500 Million(30)	21.37	2,335	45.9	24.52	18.90	21.30	0.12	0.28	-1.61	1.30	1.12	16.62	15.64	176.63
Assets less than $250 Million(31)	17.14	1,560	25.2	20.65	14.87	17.14	0.55	-1.66	-2.37	0.61	0.50	13.83	13.61	120.34
Goodwill Companies(110)	24.26	22,156	528.1	26.71	20.01	23.96	1.22	5.30	3.66	1.37	1.16	15.43	13.59	173.73
Non-Goodwill Companies(52)	19.69	6,194	117.0	22.64	16.72	19.65	0.44	2.07	1.75	1.08	1.01	13.95	13.95	148.66
Acquirors of FSLIC Cases(5)	27.88	30,118	981.4	31.71	23.52	27.62	0.33	-2.64	-3.65	1.05	0.74	18.37	17.27	239.83

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(22)	21.89	25,592	291.4	24.39	17.07	21.58	1.78	17.76	16.48	0.45	0.39	9.04	8.55	77.02
SAIF-Insured Thrifts(16)	19.90	16,233	130.6	22.28	16.00	19.55	1.84	16.86	16.21	0.29	0.31	8.92	8.44	73.04
BIF-Insured Thrifts(6)	27.20	50,551	720.4	29.99	19.94	27.01	1.62	20.14	17.20	0.87	0.61	9.37	8.86	87.63
AMEX Traded Companies(2)	21.03	6,130	70.8	21.06	14.16	20.61	1.66	22.14	23.74	0.50	0.46	9.75	9.75	61.28
NASDAQ Listed OTC Companies(20)	21.97	27,539	313.5	24.72	17.36	21.68	1.80	17.32	15.75	0.44	0.38	8.97	8.43	78.60
California Companies(1)	15.25	14,549	86.7	15.62	10.47	15.05	1.33	52.50	52.50	0.30	0.28	6.23	5.92	41.69
Mid-Atlantic Companies(10)	23.20	29,372	342.9	27.14	18.96	23.21	0.43	6.06	5.40	0.66	0.62	8.94	8.22	91.78
Mid-West Companies(4)	19.94	22,446	214.7	22.06	15.91	19.55	1.46	18.74	16.83	-0.12	-0.10	9.72	9.33	77.61
New England Companies(5)	20.10	26,157	362.4	21.19	13.86	19.44	3.93	28.31	28.43	0.53	0.39	8.92	8.68	65.38
South-East Companies(2)	27.03	17,099	112.4	27.68	21.27	26.14	4.08	30.50	23.26	0.38	0.26	9.90	9.66	48.81
Thrift Strategy(21)	21.04	22,349	231.7	23.43	16.87	20.77	1.75	14.66	13.33	0.37	0.37	8.87	8.42	75.33
Diversified Strategy(1)	39.62	93,700	1,546.2	44.48	21.27	38.67	2.46	82.83	82.58	2.02	0.78	12.64	11.46	112.50
Companies Issuing Dividends(18)	24.02	28,965	343.8	27.03	18.50	23.77	1.11	16.56	15.00	0.53	0.43	9.56	8.98	84.24
Companies Without Dividends(4)	12.31	10,415	55.6	12.49	10.65	11.75	4.83	23.13	23.13	0.09	0.21	6.70	6.64	44.52
Equity/Assets <6%(1)	16.98	5,899	36.4	22.68	13.15	16.70	1.68	-4.87	-8.46	0.11	0.10	6.84	6.38	127.13
Equity/Assets 6-12%(8)	29.93	51,617	681.0	33.58	23.04	29.33	1.84	15.65	14.44	0.76	0.57	10.92	9.96	120.52
Equity/Assets >12%(13)	17.32	11,092	71.3	18.86	13.70	17.19	1.76	20.79	19.65	0.28	0.31	8.06	7.86	46.40
Holding Company Structure(19)	21.79	22,329	242.4	24.32	17.54	21.56	1.39	12.06	10.59	0.39	0.39	9.13	8.64	79.73
Assets Over $1 Billion(5)	36.00	84,537	1,101.6	38.42	26.58	34.90	3.11	26.54	21.74	0.65	0.37	11.11	10.19	102.47
Assets $500 Million-$1 Billion(6)	16.15	14,678	94.8	17.48	12.17	15.60	3.74	24.01	23.55	0.24	0.26	7.38	7.21	60.75
Assets $250-$500 Million(9)	19.29	5,120	32.5	23.16	16.35	19.53	0.14	3.31	2.91	0.48	0.49	9.12	8.54	82.26
Assets less than $250 Million(2)	15.50	3,102	20.9	15.58	11.25	15.50	0.00	42.03	43.19	0.43	0.42	8.53	8.53	38.63
Goodwill Companies(11)	20.17	20,885	233.5	22.44	14.99	19.79	1.73	20.41	18.67	0.50	0.39	8.74	7.76	82.70
Non-Goodwill Companies(11)	23.60	30,300	349.4	26.34	19.15	23.38	1.84	15.10	14.30	0.40	0.40	9.34	9.34	71.34
MHC Institutions(22)	21.89	25,592	291.4	24.39	17.07	21.58	1.78	17.76	16.48	0.45	0.39	9.04	8.55	77.02
MHC Converted Last 3 Months(4)	12.31	10,415	55.6	12.49	10.65	11.75	4.83	23.13	23.13	0.09	0.21	6.70	6.64	44.52

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or within the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY	40.95	74,960	3,069.6	42.55	33.26	39.97	2.45	8.88	10.08	2.89	2.88	18.49	16.02	303.83
BBX	BankAtlantic Bancorp of FL	18.62	59,874	1,114.9	19.75	13.70	18.38	1.31	-1.90	-2.00	1.19	1.38	7.67	6.22	94.84
CFB	Commercial Federal Corp. of NE	29.06	39,353	1,143.6	29.53	24.22	28.82	0.83	7.55	8.80	2.01	1.92	19.51	15.04	290.11
DSL	Downey Financial Corp. of CA	56.92	27,854	1,585.4	58.35	46.40	56.00	1.64	17.48	15.46	3.05	2.72	34.67	34.55	561.48
FED	FirstFed Financial Corp. of CA	52.05	16,433	855.3	52.85	38.16	50.88	2.30	7.30	19.66	3.93	3.71	27.88	27.53	391.81
FBC	Flagstar Bancorp, Inc. of MI	21.94	61,338	1,345.8	28.11	18.00	22.44	-2.23	-3.77	2.43	2.52	1.60	11.92	11.92	208.40
NDE	IndyMac Bancorp, Inc. of CA	32.61	61,920	2,019.2	38.10	27.20	32.17	1.37	8.88	9.47	2.85	-1.44	19.64	18.35	260.66
NYB	New York Community Bcrp of NY*	19.35	265,090	5,129.5	35.57	17.59	19.26	0.47	-33.23	-32.20	1.45	1.94	11.87	4.17	89.12
PFB	PFF Bancorp, Inc. of Pomona CA	44.09	16,702	736.4	45.00	33.93	43.49	1.38	18.39	21.53	2.75	2.49	19.78	19.71	238.57
PFS	Provident Fin. Serv. Inc of NJ*	19.35	74,851	1,448.4	21.55	15.91	18.93	2.22	-6.11	2.38	0.54	0.51	15.16	9.30	87.37
SOV	Sovereign Bancorp, Inc. of PA	22.07	348,608	7,693.8	24.75	19.31	21.99	0.36	-3.07	-7.07	1.23	1.17	13.81	6.91	159.94
WES	Westcorp of Irvine CA	42.77	51,873	2,218.6	46.80	35.07	42.04	1.74	15.35	17.02	3.69	3.69	24.77	24.76	295.95
AMEX Traded Companies															
BHL	Berkshire Hills Bancorp of MA*	36.20	5,874	212.6	39.20	32.46	36.96	-2.06	6.94	0.00	1.86	1.78	21.87	20.89	223.10
BFD	BostonFed Bancorp, Inc. of MA(8)	44.13	4,740	209.2	44.51	29.20	44.12	0.02	35.99	26.45	0.75	-0.35	20.82	17.34	355.12
CNY	Carver Bancorp, Inc. of NY	19.07	2,295	43.8	26.50	17.85	18.80	1.44	-16.72	-24.92	1.51	2.43	18.74	18.74	252.91
EFC	EFC Bancorp, Inc of Elgin IL	25.51	4,690	119.6	28.49	21.61	25.80	-1.12	13.08	6.74	1.38	1.39	17.74	17.74	213.01
FDT	Federal Trust Corp of FL	10.15	8,062	81.8	10.75	6.90	10.16	-0.10	28.48	26.88	0.41	0.37	4.82	4.82	67.70
GOV	Gouverneur Bcp MHC of NY(42.5)	16.25	2,283	15.8	16.25	11.50	16.25	0.00	36.55	38.89	0.36	0.35	7.82	7.82	42.94
SZB	SouthFirst Bancshares of AL	15.50	719	11.1	18.75	14.85	14.85	4.38	-7.46	-10.40	-0.90	-1.76	14.16	13.40	193.02
TSH	Teche Hlding Cp of N Iberia LA	41.25	2,271	93.7	41.75	34.10	40.25	2.48	13.95	13.70	2.61	2.54	26.55	24.78	287.55
WSB	Washington SB, FSB of Bowie MD	13.40	7,346	98.4	13.60	8.75	13.01	3.00	38.00	44.86	1.21	0.94	6.64	6.64	70.99
WFD	Westfield Finl MHC of MA(46.5)*	25.80	9,976	125.8	25.86	16.81	24.97	3.32	7.72	8.59	0.63	0.56	11.69	11.69	79.61
WFI	Winton Financial Corp. of OH(8)	22.48	4,746	106.7	22.48	12.70	22.19	1.31	68.39	70.82	1.00	0.89	10.20	10.19	116.28
WRO	Woronoco Bancorp, Inc. of MA	35.15	3,668	128.9	40.50	27.75	35.95	-2.23	15.63	-3.03	1.56	1.50	22.16	21.28	244.95
NASDAQ Listed OTC Companies															
FIFG	1st Independence Fin Grp of KY	18.86	1,223	23.1	25.00	17.32	19.50	-3.28	-14.27	-17.17	-0.89	-0.99	16.77	16.30	147.54
AMFC	AMB Fin. Corp. of Munster IN	14.50	981	14.2	19.36	13.12	14.50	0.00	-10.44	1.05	0.98	1.04	13.41	13.41	157.36
ASBP	ASB Financial Corp. of OH	21.12	1,661	35.1	29.24	21.05	22.00	-4.00	-12.00	-6.38	1.21	1.22	10.49	10.49	100.16
AABC	Access Anytime Bancorp of NM	14.00	1,476	20.7	14.74	13.00	14.00	0.00	4.40	-1.48	0.72	0.25	13.22	8.68	192.81
AFBC	Advance Fin. Bancorp of WV(8)	25.81	1,398	36.1	26.75	17.00	25.82	-0.04	35.20	41.58	1.78	1.45	15.54	11.09	229.71
ALLB	Alliance Bank MHC of PA (20.0)	30.50	3,441	21.0	40.50	26.45	30.50	0.00	1.67	8.93	0.69	0.69	10.42	10.42	110.95
ASBI	Ameriana Bancorp of IN	15.12	3,150	47.6	18.00	14.07	15.10	0.13	0.80	4.28	0.61	0.54	12.42	12.24	137.79
ABCW	Anchor BanCorp Wisconsin of WI	28.85	23,029	664.4	29.40	23.94	28.15	2.49	13.72	15.86	1.88	1.24	13.74	12.84	169.97
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	14.15	14,548	82.3	14.35	11.37	13.42	5.44	41.50	41.50	0.36	0.25	6.52	6.34	43.27
ALFC	Atlantic Liberty Fincl of NY	19.21	1,681	32.3	20.90	16.48	20.10	-4.43	1.75	-1.74	1.09	1.41	16.20	16.20	109.85
BCSB	BCSB Bankcorp MHC of MD (36.4)	16.98	5,899	36.4	22.68	13.15	16.70	1.68	-4.87	-8.46	0.11	0.10	6.84	6.38	127.13
BFCF	BFC Financial Corp. of FL(8)	11.68	21,293	248.7	14.00	8.45	11.07	5.51	38.22	30.94	0.00	0.00	0.00	0.00	0.00
BKMU	Bank Mutual Corp of WI	12.22	78,410	958.2	12.60	9.65	12.10	0.99	5.25	7.29	0.34	0.34	9.24	8.51	40.49
BKUNA	BankUnited Fin. Corp. of FL	29.98	30,059	901.2	31.98	24.18	30.50	-1.70	18.45	16.25	1.67	1.63	16.19	15.24	289.78
BRBI	Blue River Bancshares of IN	5.35	3,406	18.2	7.00	5.15	5.37	-0.37	-4.46	-14.26	0.06	0.05	4.77	3.73	62.73
BYFC	Broadway Financial Corp. of CA	12.60	1,519	19.1	15.00	11.01	13.17	-4.33	-7.69	-3.08	1.09	0.99	8.68	8.68	175.94
BRKL	Brookline Bancorp, Inc. of MA*	15.98	58,825	940.0	16.25	13.75	15.70	1.78	6.53	4.17	0.29	0.25	9.95	9.95	27.93
CITZ	CFS Bancorp, Inc of Munster IN	13.80	12,310	169.9	15.20	12.44	13.54	1.92	-2.54	-6.76	-0.05	-0.11	12.38	12.26	116.16
CKFB	CKF Bancorp of Danville KY	18.00	1,466	26.4	20.00	15.01	17.99	0.06	13.35	7.46	1.20	1.20	10.95	10.20	104.39
CAFI	Camco Fin Corp of Cambridge OH	15.30	7,641	116.9	18.00	12.63	15.17	0.86	-12.92	-11.71	0.60	0.50	12.70	11.78	148.42
CFFN	Capitol Fd Fn MHC of KS (29.2)	35.59	73,991	765.1	39.58	29.27	34.26	3.88	2.36	-1.33	-1.44	-1.44	11.25	11.25	115.43
CEBK	Central Bncrp of Somerville MA*	30.85	1,589	49.0	38.00	26.00	31.78	-2.93	-13.87	-15.50	1.32	1.14	26.83	25.43	319.91
GCFC	Central Federal Corp. of OH	12.50	2,062	25.8	18.00	10.95	11.20	11.61	-16.94	-22.31	-0.90	-0.95	9.05	9.05	62.54
CHFN	Charter Fincl MHC of GA (18.4)	39.91	19,650	142.5	41.00	31.17	38.85	2.73	19.49	5.03	0.39	0.27	13.28	12.98	54.34
CHEV	Cheviot Fin Cp MHC of OH(45.0)	11.50	9,919	51.3	13.75	10.17	11.28	1.95	15.00	15.00	0.08	0.21	7.77	7.77	27.74
CTZN	Citizens First Bancorp of MI	25.65	8,271	212.2	26.00	20.53	24.10	6.43	7.50	12.50	1.08	1.04	19.56	17.90	163.11
CFSB	Citizens First Fin Corp. of IL(8)	32.60	1,499	48.9	33.49	20.00	32.55	0.15	19.63	27.84	1.13	1.00	22.82	22.82	218.21
CSBC	Citizens South Banking of NC	12.95	7,452	96.5	14.80	12.40	12.95	0.00	-11.90	-7.17	0.40	0.28	9.63	8.61	67.17
CSBK	Clifton Svg Bp MHC of NJ(45.0)	12.62	30,530	173.4	14.25	10.50	11.58	8.98	26.20	26.20	0.14	0.14	6.61	6.61	25.37
CFCP	Coastal Fin. Corp. of SC	15.11	15,893	240.1	15.82	11.82	14.50	4.21	7.85	3.49	0.87	0.83	4.92	4.92	80.53
CCBI	Commercial Capital Bcrp of CA	23.00	54,362	1,250.3	24.99	14.70	23.00	0.00	52.52	43.21	0.78	0.75	11.20	4.51	91.36
CFFC	Community Fin. Corp. of VA	21.99	2,079	45.7	24.70	18.20	21.28	3.34	16.29	11.34	1.72	1.72	14.45	14.44	175.63
CIBI	Community Inv. Bncp, Inc of OH	14.77	1,079	15.9	17.00	13.00	14.70	0.48	6.64	-1.34	0.78	0.73	12.38	12.38	113.41

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

		Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From							
	Financial Institution	Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
DCOM	Dime Community Bancshars of NY*	17.87	37,350	667.4	21.51	15.52	17.19	3.96	-13.46	-12.87	1.23	1.18	7.51	6.01	91.44
ESBF	ESB Financial Corp. of PA	15.00	10,710	160.7	16.73	10.63	15.45	-2.91	-7.41	-6.83	0.91	0.84	9.13	8.43	129.66
ESBK	Elmira Svgs Bank, FSB of NY*	30.70	986	30.3	33.35	26.86	30.30	1.32	10.75	8.06	2.61	2.11	22.28	21.79	322.05
FFDF	FFD Financial Corp of Dover OH	15.25	1,188	18.1	16.50	13.00	15.35	-0.65	1.19	3.39	0.58	0.38	14.09	14.09	114.39
FFLC	FFLC Bancorp of Leesburg FL	32.11	5,405	173.6	35.00	24.26	32.99	-2.67	8.85	11.69	1.76	1.69	15.28	15.28	192.36
FFWC	FFW Corporation of Wabash IN	23.50	1,285	30.2	26.12	20.14	23.50	0.00	4.68	6.82	1.90	1.81	18.49	17.74	191.37
FMCO	FMS Fin Corp. of Burlington NJ	18.00	6,501	117.0	20.50	15.15	17.98	0.11	-4.76	0.00	1.36	1.32	10.57	10.14	189.40
FSBI	Fidelity Bancorp, Inc. of PA	23.75	2,673	63.5	24.35	19.75	24.00	-1.04	8.20	1.11	1.62	1.45	15.74	14.67	234.84
FFFL	Fidelity Bankshares, Inc of FL	40.46	15,132	612.2	43.05	27.66	41.30	-2.03	44.81	28.85	1.39	1.46	13.36	13.19	227.63
FFED	Fidelity Fed. Bancorp of IN(8)	1.77	11,000	19.5	2.55	1.32	1.76	0.57	7.27	12.03	0.03	0.01	1.47	1.47	18.35
FBTC	First BancTrust Corp of IL	12.25	2,500	30.6	13.75	11.05	12.25	0.00	-1.84	0.99	0.52	0.42	10.89	10.89	89.87
FBEI	First Bancorp of Indiana of IN	19.70	1,609	31.7	23.40	19.05	19.90	-1.01	-4.46	-1.84	0.19	-0.07	18.00	16.75	164.12
FBSI	First Bancshares, Inc. of MO	19.70	1,614	31.8	22.15	18.25	19.70	0.00	-3.24	-6.19	1.92	1.85	17.60	17.31	162.19
FCAP	First Capital, Inc. of IN	21.00	2,816	59.1	25.00	19.55	20.80	0.96	1.06	0.00	1.23	1.22	15.97	13.86	150.65
FCFL	First Community Bk Corp of FL	24.55	2,115	51.9	26.19	14.30	24.50	0.20	58.39	60.46	0.90	0.86	10.94	10.74	106.85
FDEF	First Defiance Fin. Corp of OH	27.47	6,286	172.7	29.00	22.01	27.48	-0.04	-1.89	6.06	1.61	1.41	19.95	16.94	175.37
FFFS	First Fed Serv MHC of IL(45.0)	14.75	3,920	26.0	14.90	11.00	14.75	0.00	47.50	47.50	0.49	0.49	9.24	9.24	34.31
FFBH	First Fed. Bancshares of AR	21.78	5,134	111.8	22.17	18.00	22.00	-1.00	13.67	6.24	1.46	1.38	14.58	14.58	141.48
FFBI	First Federal Bancshares of IL	23.01	1,317	30.3	36.00	20.10	23.01	0.00	-33.84	-34.63	1.35	1.10	18.00	16.79	239.00
FFSX	First Federal Bankshares of IA	23.48	3,700	86.9	25.24	20.00	23.10	1.65	-3.53	-4.79	1.69	1.81	19.59	14.55	154.16
FFBZ	First Federal Bncrp. Inc of OH(8)	13.20	3,386	44.7	15.00	8.06	13.20	0.00	47.98	45.53	0.49	0.44	6.98	6.98	76.31
FFCH	First Fin. Holdings Inc. of SC	32.07	12,303	394.6	33.14	25.75	31.45	1.97	-0.40	2.56	2.00	1.87	13.43	11.60	198.51
FFHS	First Franklin Corp. of OH	19.50	1,646	32.1	22.00	16.41	20.80	-6.25	9.80	8.51	0.69	0.41	14.32	14.32	165.72
FKFS	First Keystone Fin., Inc of PA	22.99	1,926	44.3	29.00	21.40	22.99	0.00	-16.25	-15.79	1.35	0.70	14.63	14.63	293.33
CASH	First Midwest Fin., Inc. of IA	25.90	2,491	64.5	26.00	20.26	25.49	1.61	17.14	19.91	1.70	1.92	17.99	16.63	304.11
FMSB	First Mutual Bncshrs Inc of WA*	25.00	5,285	132.1	26.45	20.45	24.70	1.21	12.16	12.26	1.71	1.51	10.97	10.97	186.03
FNFG	First Niagara Fin. Group of NY*	14.25	83,551	1,190.6	15.78	11.49	13.97	2.00	-4.68	-4.81	0.43	0.42	8.72	7.34	42.96
FNFI	First Niles Fin., Inc. of OH	17.30	1,385	24.0	20.70	16.51	19.01	-9.00	-1.14	-2.54	0.75	0.63	11.12	11.12	70.23
FPTB	First PacTrust Bancorp of CA	26.30	4,645	122.2	27.90	19.53	26.11	0.73	21.03	17.83	1.10	1.09	16.87	16.87	145.22
FPFC	First Place Fin. Corp. of OH	21.80	14,986	326.7	21.95	16.44	20.52	6.24	17.33	11.62	0.96	0.79	15.07	10.18	152.16
FBNW	FirstBank NW Corp. of WA	29.24	2,962	86.6	31.05	24.50	29.25	-0.03	-3.78	-3.66	2.05	1.71	23.69	16.89	248.24
FFIC	Flushing Fin. Corp. of NY*	20.73	19,183	397.7	21.44	16.35	20.32	2.02	12.72	13.40	1.22	1.21	8.16	7.95	106.24
FKKY	Frankfort First Bancorp of KY(8)	24.99	1,267	31.7	26.36	20.00	24.28	2.92	19.91	20.14	0.75	0.75	13.82	13.82	109.01
FBTX	Franklin Bank Corp of TX	18.10	21,225	384.2	20.70	14.33	17.43	3.84	24.83	-4.74	0.75	0.62	12.33	9.50	155.88
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	20.25	1,147	23.2	25.98	19.00	20.25	0.00	4.54	-7.49	1.30	1.36	16.48	16.48	198.72
GSLA	GS Financial Corp. of LA	18.83	1,150	21.7	20.00	17.73	18.83	0.00	0.11	-3.14	0.53	0.65	25.15	25.15	180.17
GTPS	Great American Bancorp of IL	25.50	735	18.7	36.75	23.00	26.75	-4.67	-26.09	-27.16	1.68	1.67	23.59	22.93	212.94
PEDE	Great Pee Dee Bancorp of SC	15.25	1,814	27.7	18.00	14.99	15.25	0.00	-15.56	-13.35	0.69	0.63	14.36	13.78	86.19
GAFC	Greater Atlant. Fin Corp of VA	6.49	3,014	19.6	8.25	5.70	6.50	-0.15	-18.16	-20.37	-0.04	-3.12	6.38	5.95	167.36
GCBC	Green Co Bcrp MHC of NY (43.9)	32.90	2,056	29.7	36.00	28.16	32.90	0.00	-0.48	-0.90	1.47	1.49	15.06	15.06	138.46
HFFC	HF Financial Corp. of SD	18.93	3,545	67.1	18.99	14.05	18.07	4.76	16.92	15.78	1.51	1.33	15.02	13.63	241.81
HMNF	HMN Financial, Inc. of MN	31.00	4,437	137.5	31.34	22.98	31.20	-0.64	25.97	27.62	2.10	1.81	18.66	17.72	215.31
HARB	Harbor Florida Bancshrs of FL	34.48	23,789	820.2	34.79	26.02	32.93	4.71	13.05	15.94	1.72	1.60	12.05	11.88	110.43
HARL	Harleysville Svgs Fin Cp of PA	29.90	2,299	68.7	34.50	25.75	29.50	1.36	2.05	0.00	2.11	2.02	19.27	19.27	312.41
HWFG	Harrington West Fncl Grp of CA	17.59	5,279	92.9	19.70	13.16	17.55	0.23	28.11	27.19	1.52	1.43	9.53	8.59	205.05
HIFS	Hingham Inst. for Sav. of MA*	42.41	2,081	88.3	44.97	39.00	40.75	4.07	2.19	2.09	2.78	2.76	21.04	21.04	254.29
HCFC	Home City Fin. Corp. of OH	15.19	824	12.5	18.25	14.55	15.19	0.00	-12.04	-11.94	0.79	0.78	15.03	14.67	185.99
HWEN	Home Financial Bancorp of IN	6.00	1,356	8.1	6.40	4.79	5.68	5.63	0.50	-4.91	0.27	0.35	5.26	5.26	46.77
HLFC	Home Loan Financial Corp of OH	21.00	1,689	35.5	21.40	18.25	20.15	4.22	6.33	9.09	1.01	0.93	13.40	13.40	94.95
HFBC	HopFed Bancorp, Inc. of KY	17.00	3,639	61.9	18.50	16.03	17.08	-0.47	-2.63	-1.39	1.10	1.01	13.47	11.95	157.48
HRZB	Horizon Financial Corp. of WA*	20.20	10,168	205.4	22.56	16.73	19.11	5.70	13.23	15.36	1.26	1.12	10.54	10.49	87.38
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	39.49	186,013	2,550.3	40.38	31.40	37.91	4.17	10.46	3.43	1.23	1.19	7.29	7.29	103.87
HRBT	Hudson River Bancorp Inc of NY(8)	19.95	30,446	607.4	21.44	16.44	19.59	1.84	13.93	2.20	1.08	1.11	9.69	7.39	83.40
ICBC	Independence Comm Bnk Cp of NY	40.57	84,544	3,430.0	41.58	34.30	40.15	1.05	10.36	12.79	2.32	2.30	26.54	12.03	208.55
IFSB	Independence FSB of DC	11.43	1,552	17.7	25.49	10.76	11.71	-2.39	-42.85	-50.86	-2.12	-3.19	11.03	11.03	118.63
JXSB	Jcksnville Bcp MHC of IL(46.8)	17.90	1,953	16.3	20.00	13.20	17.90	0.00	10.09	6.17	0.41	0.36	10.62	9.07	132.98
JFBI	Jefferson Bancshares Inc of TN	13.39	8,072	108.1	15.00	11.30	13.22	1.29	-10.67	-2.97	0.49	0.49	11.26	11.26	38.21
KFED	K-Fed Bancorp of CA MHC (39.1)	15.25	14,549	86.7	15.62	10.47	15.05	1.33	52.50	52.50	0.30	0.28	6.23	5.92	41.69
KNBT	KNBT Bancorp, Inc. of PA	17.11	30,625	524.0	17.99	14.17	17.07	0.23	1.42	-2.67	-0.01	0.46	12.60	11.14	74.85
LSBX	LSB Corp of No. Andover MA*	19.20	4,320	82.9	20.81	15.00	19.08	0.63	10.28	10.92	1.42	2.03	13.31	13.31	115.97
LSBI	LSB Fin. Corp. of Lafayette IN	26.50	1,435	38.0	27.62	20.95	25.85	2.51	-0.64	1.18	1.95	1.72	20.61	20.61	244.93
LARL	Laurel Capital Group Inc of PA	25.00	1,929	48.2	26.20	19.39	25.29	-1.15	22.85	1.01	0.87	0.86	14.06	12.16	155.20
LNCB	Lincoln Bancorp of IN	19.65	5,341	105.0	21.52	16.12	19.19	2.40	2.77	-1.50	0.70	0.71	18.96	13.72	155.19
MAFB	MAF Bancorp, Inc. of IL	44.83	32,650	1,463.7	45.15	39.27	44.30	1.20	2.56	6.99	3.08	2.89	28.60	20.21	285.48
MFBC	MFB Corp. of Mishawaka IN	30.00	1,329	39.9	35.00	27.56	30.00	0.00	-4.88	-1.51	2.02	1.30	26.87	26.87	322.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of November 26, 2004

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From Dec 31, 2000(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
MASB	MassBank Corp. of Reading MA*	37.50	4,401	165.0	44.27	32.05	38.41	-2.37	-8.49	-12.81	1.66	1.42	25.13	24.88	222.23
MTXC	Matrix Bancorp, Inc. of CO	12.25	6,520	79.9	13.91	8.91	12.25	0.00	34.91	32.43	2.04	3.91	12.59	12.59	287.93
MFLR	Mayflower Co-Op. Bank of MA*	17.60	2,051	36.1	21.00	14.50	18.23	-3.46	19.40	17.26	0.91	0.82	8.63	8.58	107.41
MCBF	Monarch Community Bncrp of MI	13.87	2,710	37.6	16.39	12.57	13.61	1.91	-13.26	-13.90	0.19	-0.07	15.50	11.59	107.72
MFSF	MutualFirst Fin. Inc. of IN	23.65	4,782	113.1	26.20	20.94	23.50	0.64	-8.62	-5.81	1.49	1.36	18.76	18.58	173.60
MYST	Mystic Financial, Inc. of MA(8)*	40.75	1,566	63.8	41.66	27.56	40.94	-0.46	47.91	34.80	1.05	0.82	17.72	17.72	280.60
NASB	NASB Fin, Inc. of Grandview MO	40.05	8,458	338.7	44.50	34.27	38.64	3.65	-0.74	-4.44	2.97	1.91	15.79	15.41	159.12
NHTB	NH Thrift Bancshares of NH	28.73	2,083	59.8	35.67	27.61	28.90	-0.59	-6.63	-15.13	2.47	2.32	20.61	14.79	286.15
NVSL	Naug Vlly Fin MHC of CT (45.0)	11.00	7,604	37.6	11.25	10.26	10.67	3.09	10.00	10.00	-0.13	0.17	6.73	6.70	43.35
NTBK	NetBank, Inc. of Alpharetta GA	10.08	46,747	471.2	14.83	8.99	10.02	0.60	-23.69	-24.49	0.53	-1.27	9.36	7.67	96.01
NABC	NewAlliance Bancshares of CT	14.78	114,159	1,687.3	15.72	12.92	14.19	4.16	47.80	47.80	-0.04	0.29	12.40	8.21	55.05
NMIL	Newmil Bancorp, Inc. of CT*	29.40	4,200	123.5	29.85	26.36	29.04	1.24	10.32	1.20	1.95	1.90	13.11	11.13	173.91
FFFD	North Central Bancshares of IA	38.50	1,547	59.6	39.25	34.90	37.50	2.67	-0.36	4.51	3.50	3.50	26.82	23.61	293.12
NEIB	Northeast Indiana Bncrp of IN	21.90	1,425	31.2	23.20	19.95	21.90	0.00	6.62	4.09	1.18	1.12	18.23	18.23	160.48
NEPF	Northeast PA Fin. Corp of PA	16.90	3,976	67.2	20.00	16.25	16.72	1.08	-13.33	-12.02	1.28	1.15	14.70	12.09	210.26
NWSB	Northwest Bcrp MHC of PA(41.4)	25.39	49,330	504.0	26.67	19.81	24.81	2.34	17.55	18.98	1.06	1.03	11.07	7.98	126.20
OCFC	OceanFirst Fin. Corp of NJ	24.91	13,131	327.1	28.00	21.30	24.70	0.85	-6.14	-8.25	1.32	0.82	10.42	10.32	144.04
ONFC	Oneida Fincl MHC of NY (42.4)	11.55	7,489	36.7	17.65	8.74	11.98	-3.59	-26.29	-21.64	0.44	0.38	6.91	5.13	57.05
PBNC	PFS Bancorp Inc. of Aurora IN	15.21	1,473	22.4	24.26	14.77	15.74	-3.37	-25.00	-22.60	0.58	0.58	18.43	18.43	84.71
PHSB	PHSB Financial Corp. of PA(8)	26.85	2,903	77.9	27.00	17.60	26.82	0.11	34.18	24.88	1.04	0.50	15.96	15.96	116.25
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	12.00	6,943	38.6	12.25	10.25	11.00	9.09	20.00	20.00	0.24	0.23	7.20	7.20	44.00
PVFC	PVF Capital Corp. of Solon OH	14.33	7,031	100.8	16.34	11.65	13.80	3.84	4.75	-2.18	0.75	0.52	9.09	9.09	110.10
PPBI	Pacific Premier Bncrp of CA(8)	13.86	5,259	72.9	15.25	9.13	12.24	13.24	53.66	24.98	1.17	1.35	8.13	8.13	92.82
PBCI	Pamrapo Bancorp, Inc. of NJ	23.68	4,975	117.8	29.60	19.45	23.51	0.72	-5.66	-6.59	1.65	1.65	10.89	10.89	129.83
PFED	Park Bancorp of Chicago IL	31.36	1,144	35.9	35.05	28.32	30.70	2.15	9.57	7.91	2.22	2.09	26.74	26.74	236.17
PVSA	Parkvale Financial Corp of PA	31.50	5,581	175.8	33.20	25.21	31.55	-0.16	13.31	17.32	1.83	1.76	19.03	17.05	287.09
PRTR	Partners Trust Fin. Grp. of NY	11.10	49,032	544.3	21.27	9.35	11.01	0.82	-23.71	-36.32	0.23	0.29	10.94	5.30	74.67
PBHC	Pathfinder BC MHC of NY (35.3)*	18.03	2,448	15.6	21.00	14.77	17.70	1.86	0.73	-2.33	0.62	0.43	8.97	7.12	123.79
PFSB	PennFed Fin. Services of NJ	17.08	13,778	235.3	18.48	13.90	16.68	2.40	7.02	1.97	0.91	0.90	8.92	8.85	142.42
PFDC	Peoples Bancorp of Auburn IN	21.00	3,371	70.8	28.00	21.00	21.95	-4.33	-16.00	-12.50	1.45	1.38	18.82	17.98	146.39
PBCT	Peoples Bank MHC of CT (41.7)*	39.62	93,700	1,546.2	44.48	21.27	38.67	2.46	82.83	82.58	2.02	0.78	12.64	11.46	112.50
PCBI	Peoples Community Bcrp. of OH	23.56	3,899	91.9	24.50	19.83	23.48	0.34	7.09	4.71	0.73	0.70	19.16	17.80	218.56
PSFC	Peoples Sidney Fin. Corp of OH	15.75	1,433	22.6	18.50	14.09	14.80	6.42	11.70	-0.82	0.68	0.68	12.16	12.16	94.75
PFSL	Pocahontas Bancorp, Inc. of AR	14.93	4,571	68.2	18.11	13.65	15.22	-1.91	4.11	-6.34	1.23	1.23	10.87	7.50	155.97
PBCP	Provident Bancorp, Inc. of NY	13.16	39,655	521.9	13.25	9.77	12.70	3.62	22.53	24.15	0.28	0.33	8.82	7.02	46.05
PROV	Provident Fin. Holdings of CA	29.21	6,993	204.3	29.58	22.00	29.11	0.34	30.81	20.80	2.41	0.75	16.03	16.01	206.83
PULB	Pulaski Fin Cp of St. Louis MO	19.75	5,485	108.3	20.44	14.40	19.75	0.00	23.51	17.00	1.07	0.47	7.47	7.37	116.19
RPFG	Ranier Pacific Fin Group of WA	17.89	8,102	144.9	18.35	15.22	17.78	0.62	9.75	12.37	-0.23	-0.23	12.96	12.94	92.31
RIVR	River Valley Bancorp of IN	23.50	1,608	37.8	30.25	20.50	22.29	5.43	1.38	-20.15	1.58	1.19	13.74	13.72	160.73
RVSB	Riverview Bancorp, Inc. of WA	21.64	4,800	103.9	22.30	19.26	21.32	1.50	0.00	1.79	1.51	1.53	14.10	12.05	109.47
ROME	Rome Bncp Inc MHC of NY (38.5)*	28.25	4,227	46.0	36.00	25.15	31.80	-11.16	-0.88	-9.05	0.50	0.44	8.42	8.42	62.03
SIFI	SI Fin Gp Inc MHC of CT (42.0)	12.10	12,564	63.9	12.10	10.70	11.90	1.68	21.00	21.00	-0.10	0.20	6.36	6.33	47.45
SVBI	Severn Bancorp, Inc. of MD	38.51	4,159	160.2	38.74	26.05	35.19	9.43	24.63	20.53	2.94	2.90	13.76	13.68	165.65
SFFS	Sound Fed Bancorp, Inc. of NY	15.20	12,578	191.2	17.35	12.51	15.05	1.00	-9.79	-2.50	0.49	0.50	10.29	9.18	76.75
SSFC	South Street Fin. Corp. of NC*	10.01	3,059	30.6	10.80	9.13	9.50	5.37	-5.48	-4.12	0.28	0.28	8.46	8.46	70.35
STSA	Sterling Financial Corp of WA	39.86	22,791	908.4	40.59	28.55	38.94	2.36	32.47	28.13	2.18	2.10	19.62	13.86	295.44
STBI	Sturgis Bancorp, Inc. of MI	14.82	2,730	40.5	15.87	12.26	15.00	-1.20	7.78	4.44	0.76	0.55	10.34	8.43	115.06
SYNF	Synergy Financial Group of NJ	11.39	12,452	141.8	11.50	9.00	11.07	2.89	9.00	13.33	0.32	0.32	8.49	8.43	67.28
THRD	TF Fin. Corp. of Newtown PA	32.95	2,908	95.8	35.47	26.30	32.56	1.20	-3.63	-3.65	2.23	2.23	20.01	18.43	216.46
TONE	TierOne Corp. of Lincoln NE	24.94	18,286	456.1	25.88	19.77	23.46	6.31	5.01	8.62	1.25	1.22	14.76	11.63	156.13
TSBK	Timberland Bancorp, Inc. of WA	24.75	3,882	96.1	25.00	21.00	24.80	-0.20	1.39	9.08	1.44	1.37	18.76	18.76	118.60
TRST	TrustCo Bank Corp NY of NY	13.99	74,143	1,037.3	14.25	11.80	13.55	3.25	-1.48	6.39	0.75	0.65	3.02	3.02	38.27
UCBC	Union Community Bancorp of IN	18.75	1,935	36.3	19.60	16.53	18.65	0.54	8.70	7.39	0.92	0.92	17.19	15.77	133.21
UCFC	United Community Fin. of OH	11.41	31,177	355.7	13.99	10.43	11.00	3.73	2.06	0.00	0.51	0.40	7.86	6.68	71.34
UPFC	United PanAm Fin. Corp of CA	19.85	16,164	320.9	21.00	14.20	19.50	1.79	8.83	18.93	1.01	0.98	6.82	6.82	103.23
UTBI	United Tenn. Bankshares of TN	20.71	1,197	24.8	20.71	15.75	18.25	13.48	12.86	28.00	1.72	1.66	14.92	14.30	102.57
WSFS	WSFS Financial Corp. of DE*	61.67	7,036	433.9	61.88	43.07	58.63	5.19	42.23	37.50	3.64	3.49	26.91	26.76	346.24
WVFC	WVS Financial Corp. of PA	17.27	2,446	42.2	19.98	16.00	17.75	-2.70	-0.75	-1.31	0.94	0.94	11.94	11.94	177.28
WFSL	Washington Federal, Inc. of WA	26.85	78,680	2,112.6	27.18	22.13	26.47	1.44	3.83	4.07	1.68	1.73	14.24	13.49	91.12
WAYN	Wayne Savings Bancshares of OH	16.78	3,692	62.0	21.00	14.79	16.50	1.70	7.77	-6.78	0.66	0.63	11.39	10.99	104.67
WYPT	Waypoint Financial Corp of PA(8)	27.78	33,456	929.4	28.35	21.00	27.79	-0.04	26.50	28.08	1.03	0.88	12.65	12.02	159.97
WEFC	Wells Fin. Corp. of Wells MN	33.00	1,163	38.4	34.79	22.16	33.24	-0.72	5.60	10.00	1.74	0.97	24.87	24.87	199.89
WGBC	Willow Grove Bancorp Inc of PA	18.09	9,750	176.4	18.78	14.85	18.06	0.17	6.47	1.86	0.65	0.59	10.71	10.62	100.06

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
SAIF-Insured Thrifts(144)	10.05	9.17	0.79	8.69	5.08	0.68	7.28	0.62	174.96	0.99	18.10	153.30	15.00	168.74	19.60	0.46	2.07	34.17
BIF-Insured Thrifts(19)	11.78	10.51	1.04	10.44	5.43	1.04	10.34	0.13	508.45	1.03	17.73	178.62	20.04	193.61	18.57	0.52	2.29	39.13
NYSE Traded Companies(12)	8.62	6.60	1.11	13.67	7.02	0.97	11.39	0.35	263.13	0.96	14.11	180.02	15.01	217.06	14.97	0.60	2.05	28.43
AMEX Traded Companies(10)	8.45	8.23	0.76	9.11	4.56	0.68	8.14	0.52	229.92	0.83	17.82	155.87	13.29	159.82	18.27	0.51	2.10	32.48
NASDAQ Listed OTC Companies(141)	10.53	9.65	0.79	8.45	4.98	0.71	7.28	0.59	202.88	1.01	18.46	154.20	15.81	168.45	19.98	0.45	2.10	35.69
California Companies(12)	7.75	6.99	1.04	13.58	6.79	0.78	10.07	0.19	430.66	1.31	16.30	188.80	14.66	190.73	18.26	0.45	1.50	22.03
Florida Companies(8)	7.97	7.64	0.99	12.14	4.80	0.98	12.11	0.28	262.82	0.82	21.86	237.44	19.09	248.91	22.30	0.27	0.94	20.33
Mid-Atlantic Companies(40)	9.67	8.19	0.84	9.73	4.70	0.78	7.97	0.31	240.18	1.07	17.52	165.86	16.24	191.67	18.78	0.45	2.04	38.11
Mid-West Companies(64)	10.49	9.74	0.74	7.55	5.25	0.64	6.46	0.92	106.65	0.91	18.41	137.06	14.04	149.50	20.30	0.51	2.44	39.71
New England Companies(13)	12.66	11.55	0.83	8.48	4.93	0.90	8.84	0.10	532.63	1.07	18.09	161.96	19.79	178.23	19.04	0.59	2.12	39.28
North-West Companies(8)	11.56	10.63	1.06	10.18	5.42	1.01	9.51	0.22	446.67	1.21	15.81	169.77	18.91	191.25	16.91	0.48	2.00	32.60
South-East Companies(14)	12.15	11.66	0.70	6.52	3.77	0.51	4.40	0.95	100.80	0.92	18.98	144.57	16.10	152.32	19.24	0.44	2.30	33.36
South-West Companies(3)	7.38	5.30	0.51	6.40	4.64	0.31	3.73	0.32	102.76	0.47	21.79	126.35	9.44	175.91	29.19	0.00	0.00	0.00
Western Companies (Excl CA)(1)	4.37	4.37	0.77	18.20	16.65	1.47	34.88	1.87	31.18	0.76	6.00	97.30	4.25	97.30	3.13	0.00	0.00	0.00
Thrift Strategy(153)	10.40	9.49	0.81	8.68	5.06	0.72	7.48	0.57	203.21	0.99	18.17	154.36	15.65	167.86	19.48	0.48	2.14	35.96
Mortgage Banker Strategy(7)	7.65	6.01	1.04	13.48	6.52	0.85	11.09	0.37	311.86	1.04	15.63	191.15	14.67	251.12	17.95	0.31	1.13	16.37
Real Estate Strategy(2)	8.26	8.26	0.72	8.45	5.23	0.50	5.86	1.45	40.14	0.70	19.11	157.65	13.02	157.65	27.56	0.30	2.09	40.00
Diversified Strategy(1)	7.77	7.73	1.12	13.59	5.90	1.08	13.03	0.20	495.41	1.60	16.94	229.17	17.81	230.46	17.67	0.24	0.39	6.59
Companies Issuing Dividends(149)	10.53	9.59	0.85	9.06	5.28	0.77	8.04	0.56	217.41	0.98	18.04	156.10	15.95	170.82	19.50	0.50	2.26	37.53
Companies Without Dividends(13)	6.91	6.13	0.44	6.99	3.20	0.21	2.85	0.55	112.72	1.20	18.25	159.82	11.32	181.66	18.93	0.00	0.00	0.00
Equity/Assets <6%(13)	5.21	5.05	0.69	12.63	7.33	0.51	8.71	0.43	215.20	0.76	14.50	172.74	9.26	178.38	16.45	0.32	1.42	21.19
Equity/Assets 6-12%(110)	8.71	8.09	0.84	9.77	5.44	0.72	8.30	0.60	198.27	1.01	17.51	163.51	14.24	178.47	19.06	0.50	2.07	32.72
Equity/Assets >12%(40)	15.81	13.84	0.80	5.55	3.66	0.81	5.65	0.49	241.43	1.01	21.53	133.05	21.05	150.80	22.24	0.43	2.35	48.30
Actively Traded Companies(13)	9.49	8.47	1.02	11.03	5.94	1.02	10.89	0.39	312.06	1.02	17.47	172.07	16.21	203.76	18.45	0.62	2.26	34.39
Market Value Below $20 Million(12)	8.65	8.39	0.20	2.14	1.54	-0.09	-3.39	0.99	63.41	0.72	18.32	111.91	9.62	116.50	16.46	0.26	1.73	30.76
Holding Company Structure(158)	10.33	9.37	0.82	8.92	5.23	0.74	7.76	0.57	209.27	1.00	18.17	155.91	15.66	171.67	19.58	0.47	2.10	34.94
Assets Over $1 Billion(59)	10.22	8.57	0.97	11.26	5.52	0.88	10.05	0.44	246.51	1.11	17.59	181.65	17.99	209.91	19.43	0.45	1.83	30.60
Assets $500 Million-$1 Billion(43)	9.10	8.45	0.85	9.66	5.70	0.75	7.93	0.42	277.90	0.96	17.82	157.30	14.13	169.18	18.78	0.50	2.08	37.68
Assets $250-$500 Million(30)	10.48	9.85	0.76	7.53	5.74	0.66	6.48	0.89	99.06	0.91	17.86	130.24	13.34	139.84	19.15	0.51	2.35	37.79
Assets less than $250 Million(31)	11.91	11.72	0.52	4.34	2.95	0.44	3.54	0.86	75.30	0.89	19.72	128.65	15.09	131.50	21.09	0.42	2.40	36.60
Goodwill Companies(110)	9.83	8.53	0.84	9.18	5.18	0.73	7.59	0.51	231.32	1.01	17.92	159.00	15.38	180.81	19.34	0.48	2.05	34.29
Non-Goodwill Companies(52)	11.05	11.05	0.76	8.33	5.04	0.70	7.84	0.70	152.08	0.95	17.97	150.07	15.76	150.07	19.38	0.44	2.20	34.97
Acquirors of FSLIC Cases(5)	9.37	8.86	0.36	3.51	0.80	0.17	1.25	0.69	89.48	0.80	18.47	145.41	14.05	156.83	19.90	0.48	1.98	29.99

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings: ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	Core Earnings: ROA(5) (%)	ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
SAIF-Insured Thrifts(16)	15.43	14.87	0.47	3.20	1.53	0.54	3.82	0.44	160.51	0.83	25.67	216.45	32.18	230.27	26.81	0.43	1.82	52.98
BIF-Insured Thrifts(6)	11.69	11.26	0.94	9.28	2.98	0.70	6.83	0.39	169.60	0.89	26.93	247.47	32.17	264.37	33.18	0.56	1.80	49.77
AMEX Traded Companies(2)	16.45	16.45	0.83	4.91	2.33	0.78	4.55	0.59	143.94	1.14	NM	214.25	35.13	214.25	NM	0.33	1.58	67.86
NASDAQ Listed OTC Companies(20)	14.20	13.63	0.57	4.86	1.88	0.57	4.65	0.41	165.39	0.82	26.21	224.84	31.88	240.93	28.08	0.48	1.84	48.81
California Companies(1)	14.94	14.20	0.73	4.85	1.97	0.68	4.53	0.01	0.00	0.47	NM	244.78	36.58	257.60	NM	0.20	1.31	66.67
Mid-Atlantic Companies(10)	11.86	11.12	0.75	7.19	2.70	0.71	6.72	0.55	160.24	0.79	26.75	232.35	29.07	256.45	27.58	0.47	2.07	59.12
Mid-West Companies(4)	18.17	17.88	0.21	0.17	0.57	0.31	0.47	0.34	141.68	0.64	30.10	198.14	32.18	205.34	30.10	0.70	2.73	65.16
New England Companies(5)	14.24	14.01	0.50	4.17	1.51	0.55	4.48	0.28	198.40	0.97	19.61	210.90	29.15	217.68	NM	0.31	0.90	40.31
South-East Companies(2)	19.75	19.27	0.79	4.33	1.76	0.55	3.00	0.64	103.70	1.43	NM	258.78	53.07	265.33	NM	0.50	1.25	0.00
Thrift Strategy(21)	14.56	14.06	0.54	4.27	1.77	0.58	4.54	0.43	160.36	0.84	27.31	219.36	32.03	233.02	28.08	0.43	1.76	51.27
Diversified Strategy(1)	11.24	10.19	1.71	17.25	5.10	0.66	6.66	0.33	218.02	0.99	19.61	313.45	35.22	345.72	NM	1.16	2.93	57.43
Companies Issuing Dividends(18)	14.26	13.65	0.68	5.72	2.21	0.61	4.84	0.44	161.92	0.85	26.21	233.13	33.17	250.64	28.08	0.57	2.22	61.15
Companies Without Dividends(4)	15.09	14.95	0.21	0.98	0.63	0.50	3.75	0.35	168.54	0.84	NM	184.35	27.71	186.30	NM	0.00	0.00	0.00
Equity/Assets <6%(1)	5.38	5.02	0.09	1.47	0.65	0.09	1.33	0.17	191.96	0.65	NM	248.25	13.36	266.14	NM	0.50	2.94	0.00
Equity/Assets 6-12%(8)	9.03	8.26	0.65	7.64	2.60	0.48	5.90	0.62	118.51	0.85	25.43	248.55	25.43	277.43	26.64	0.79	2.51	59.02
Equity/Assets >12%(13)	18.41	18.03	0.61	3.41	1.60	0.69	4.11	0.32	193.16	0.86	28.18	208.65	37.78	215.23	30.25	0.26	1.31	43.25
Holding Company Structure(19)	13.93	13.42	0.53	4.35	1.80	0.58	4.67	0.48	146.25	0.88	27.31	219.52	30.86	233.99	28.08	0.46	1.83	49.87
Assets Over $1 Billion(5)	12.24	11.43	0.67	7.30	1.86	0.41	4.82	0.31	110.55	0.82	25.22	289.92	39.53	321.93	28.92	1.08	2.97	54.83
Assets $500 Million-$1 Billion(6)	14.92	14.66	0.46	2.82	1.31	0.51	3.47	0.24	220.57	0.71	NM	218.65	31.71	224.95	NM	0.20	1.13	43.39
Assets $250-$500 Million(9)	13.45	12.80	0.51	4.65	2.17	0.61	5.07	0.58	151.80	0.98	25.90	206.83	26.57	222.36	26.24	0.34	1.65	49.72
Assets less than $250 Million(2)	22.57	22.57	1.19	5.82	2.77	1.18	5.76	0.49	176.77	0.68	30.10	183.72	40.42	183.72	30.10	0.27	1.75	64.68
Goodwill Companies(11)	12.37	11.33	0.55	5.02	2.09	0.50	4.60	0.50	132.09	1.01	24.72	222.16	28.23	249.94	27.52	0.40	1.71	51.45
Non-Goodwill Companies(11)	16.44	16.44	0.65	4.70	1.76	0.67	4.68	0.36	188.72	0.68	28.20	225.68	36.12	225.68	28.46	0.53	1.92	51.99
MHC Institutions(22)	14.41	13.89	0.60	4.86	1.92	0.59	4.64	0.42	163.24	0.85	26.21	223.84	32.18	238.39	28.08	0.47	1.82	51.74
MHC Converted Last 3 Months(4)	15.09	14.95	0.21	0.98	0.63	0.50	3.75	0.35	168.54	0.84	NM	184.35	27.71	186.30	NM	0.00	0.00	0.00

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in 2001 or in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* All thrifts are SAIF insured unless otherwise noted with an asterisk. Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: Corporate reports and offering circulars for publicly traded companies, and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY	6.09	5.27	0.96	15.43	7.06	0.96	15.38	0.13	274.46	0.65	14.17	221.47	13.48	255.62	14.22	1.00	2.44	34.60
BBX	BankAtlantic Bancorp of FL	8.09	6.56	1.38	15.78	6.39	1.60	18.30	0.23	378.51	1.15	15.65	242.76	19.63	299.36	13.49	0.14	0.75	11.76
CFB	Commercial Federal Corp. of NE	6.73	5.18	0.66	10.43	6.92	0.63	9.96	0.73	113.07	1.18	14.46	148.95	10.02	193.22	15.14	0.54	1.86	26.87
DSL	Downey Financial Corp. of CA	6.17	6.15	0.64	9.15	5.36	0.57	8.16	0.25	88.04	0.24	18.66	164.18	10.14	164.75	20.93	0.40	0.70	13.11
FED	FirstFed Financial Corp. of CA	7.12	7.03	1.22	14.63	7.55	1.15	13.81	0.02	NA	1.29	13.24	186.69	13.28	189.07	14.03	0.00	0.00	0.00
FBC	Flagstar Bancorp, Inc. of MI	5.72	5.72	1.32	22.83	11.49	0.84	14.49	0.74	43.60	0.35	8.71	184.06	10.53	184.06	13.71	1.00	4.56	39.68
NDE	IndyMac Bancorp, Inc. of CA	7.53	7.04	1.09	14.51	8.74	-0.55	-7.33	0.76	43.05	0.50	11.44	166.04	12.51	177.71	NM	1.36	4.17	47.72
NYB	New York Community Bcrp of NY*	13.32	4.68	1.74	13.98	7.49	2.33	18.71	0.12	273.48	0.62	13.34	163.02	21.71	NM	9.97	1.00	5.17	68.97
PFB	PFF Bancorp, Inc. of Pomona CA	8.29	8.26	1.28	14.53	6.24	1.16	13.16	NA	NA	0.92	16.03	222.90	18.48	223.69	17.71	0.80	1.81	29.09
PFS	Provident Fin. Serv. Inc of NJ*	17.35	10.64	0.86	4.57	2.79	0.81	4.31	0.08	683.40	0.90	NM	127.64	22.15	208.06	NM	0.24	1.24	44.44
SOV	Sovereign Bancorp, Inc. of PA	8.63	4.32	0.91	11.29	5.57	0.86	10.74	0.37	198.70	1.15	17.94	159.81	13.80	319.39	18.86	0.12	0.54	9.76
WES	Westcorp of Irvine CA	8.37	8.37	1.29	16.94	8.63	1.29	16.94	0.38	534.97	2.62	11.59	172.67	14.45	172.74	11.59	0.56	1.31	15.18
AMEX Traded Companies																			
BHL	Berkshire Hills Bancorp of MA*	9.80	9.36	0.87	8.79	5.14	0.84	8.41	0.21	346.06	1.15	19.46	165.52	16.23	173.29	20.34	0.48	1.33	25.81
BFD	BostonFed Bancorp, Inc. of MA(8)	5.86	4.88	0.21	3.74	1.70	-0.10	-1.75	NA	NA	1.16	NM	211.96	12.43	254.50	NM	0.64	1.45	NM
CNY	Carver Bancorp, Inc. of NY	7.41	7.41	0.64	8.34	7.92	1.02	13.43	0.31	228.67	1.08	12.63	101.76	7.54	101.76	7.85	0.28	1.47	18.54
EFC	EFC Bancorp, Inc of Elgin IL	8.33	8.33	0.70	8.11	5.41	0.70	8.17	0.26	168.21	0.54	18.49	143.80	11.98	143.80	18.35	0.62	2.43	44.93
FDT	Federal Trust Corp of FL	7.12	7.12	0.67	11.29	4.04	0.61	10.19	0.79	81.83	0.74	24.76	210.58	14.99	210.58	27.43	0.12	1.18	29.27
GOV	Gouverneur Bcp MHC of NY(42.5)	18.21	18.21	0.88	4.64	2.22	0.85	4.51	0.86	84.36	0.95	NM	207.80	37.84	207.80	NM	0.26	1.60	72.22
SZB	SouthFirst Bancshares of AL	7.34	6.94	-0.47	-5.66	-5.81	-0.93	-11.08	0.76	78.71	0.92	NM	109.46	8.03	115.67	NM	0.60	3.87	NM
TSH	Teche Hlding Cp of N Iberia LA	9.23	8.62	1.02	10.19	6.33	0.99	9.91	0.85	78.65	0.92	15.80	155.37	14.35	166.46	16.24	0.88	2.13	33.72
WSB	Washington SB, FSB of Bowie MD	9.35	9.35	1.97	24.64	9.03	1.53	19.14	0.95	70.51	0.72	11.07	201.81	18.88	201.81	14.26	0.28	2.09	23.14
WFD	Westfield Finl MHC of MA(46.5)*	14.68	14.68	0.79	5.17	2.44	0.70	4.60	0.31	203.51	1.32	NM	220.70	32.41	220.70	NM	0.40	1.55	63.49
WFI	Winton Financial Corp. of OH(8)	8.77	8.76	0.86	10.06	4.45	0.76	8.95	NA	NA	0.50	22.48	220.39	19.33	220.61	25.26	0.45	2.00	45.00
WRO	Woronoco Bancorp, Inc. of MA	9.05	8.69	0.68	7.20	4.44	0.66	6.92	0.05	786.71	0.60	22.53	158.62	14.35	165.18	23.43	0.81	2.30	51.92
NASDAQ Listed OTC Companies																			
FIFG	1st Independence Fin Grp of KY	11.37	11.05	-0.60	-5.21	-4.72	-0.67	-5.79	1.36	39.95	0.79	NM	112.46	12.78	115.71	NM	0.32	1.70	NM
AMFC	AMB Fin. Corp. of Munster IN	8.52	8.52	0.64	7.58	6.76	0.68	8.04	1.37	33.95	0.56	14.80	108.13	9.21	108.13	13.94	0.24	1.66	24.49
ASBP	ASB Financial Corp. of OH	10.47	10.47	1.26	11.90	5.73	1.27	12.00	0.63	95.42	0.76	17.45	201.33	21.09	201.33	17.31	0.60	2.84	49.59
AABC	Access Anytime Bancorp of NM	6.86	4.50	0.45	6.50	5.14	0.16	2.26	0.37	135.57	0.70	19.44	105.90	7.26	161.29	NM	0.00	0.00	0.00
AFBC	Advance Fin. Bancorp of WV(8)	6.77	4.83	0.77	11.88	6.90	0.63	9.68	0.83	67.71	0.69	14.50	166.09	11.24	232.73	17.80	0.40	1.55	22.47
ALLB	Alliance Bank MHC of PA (20.0)	9.39	9.39	0.63	6.72	2.26	0.63	6.72	1.55	42.74	1.21	NM	292.71	27.49	292.71	NM	0.36	1.18	52.17
ASBI	Ameriana Bancorp of IN	9.01	8.88	0.46	4.91	4.03	0.41	4.35	1.46	48.73	1.53	24.79	121.74	10.97	123.53	28.00	0.64	4.23	NM
ABCW	Anchor BanCorp Wisconsin of WI	8.08	7.55	1.15	14.26	6.52	0.76	9.41	0.54	132.35	0.86	15.35	209.97	16.97	224.69	23.27	0.50	1.73	26.60
ACFC	Atl Cst Fed Cp of GA MHC(40.0)	15.07	14.65	0.83	5.52	2.54	0.58	3.83	0.64	103.70	0.80	NM	217.02	32.70	223.19	NM	0.00	0.00	0.00
ALFC	Atlantic Liberty Fincl of NY	14.75	14.75	1.08	6.94	5.67	1.40	8.98	0.34	117.73	0.61	17.62	118.58	17.49	118.58	13.62	0.28	1.46	25.69
BCSB	BCSB Bankcorp MHC of MD (36.4)	5.38	5.02	0.09	1.47	0.65	0.09	1.33	0.17	191.96	0.65	NM	248.25	13.36	266.14	NM	0.50	2.94	NM
BFCF	BFC Financial Corp. of FL(8)	0.00	0.00	NM	NM	0.00	NM	NM	NA	NA	0.00	NM	NM	0.00	NM	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI	22.82	21.02	0.87	4.13	2.78	0.87	4.13	0.33	134.67	0.75	NM	132.25	30.18	143.60	NM	0.20	1.64	58.82
BKUNA	BankUnited Fin. Corp. of FL	5.59	5.26	0.64	10.89	5.57	0.63	10.63	0.20	137.03	0.42	17.95	185.18	10.35	196.72	18.39	0.00	0.00	0.00
BRBI	Blue River Bancshares of IN	7.60	5.95	0.11	1.32	1.12	0.09	1.10	1.99	42.18	1.18	NM	112.16	8.53	143.43	NM	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA	4.93	4.93	0.68	11.78	8.65	0.62	10.70	0.04	NA	0.58	11.56	145.16	7.16	145.16	12.73	0.20	1.59	18.35
BRKL	Brookline Bancorp, Inc. of MA*	35.62	35.62	1.09	2.85	1.81	0.94	2.46	0.02	NA	1.38	NM	160.60	57.21	160.60	NM	0.34	2.13	NM
CITZ	CFS Bancorp, Inc of Munster IN	10.66	10.55	-0.04	-0.40	-0.36	-0.09	-0.87	2.35	49.11	1.65	NM	111.47	11.88	112.56	NM	0.44	3.19	NM
CKFB	CKF Bancorp of Danville KY	10.49	9.77	1.19	11.48	6.67	1.19	11.48	NA	NA	0.48	15.00	164.38	17.24	176.47	15.00	0.60	3.33	50.00
CAFI	Camco Fin Corp of Cambridge OH	8.56	7.94	0.43	4.90	3.92	0.36	4.08	1.11	50.75	0.71	25.50	120.47	10.31	129.88	30.60	0.58	3.79	NM
CFFN	Capitol Fd Fn MHC of KS (29.2)	9.75	9.75	-1.26	-11.33	-4.05	-1.26	-11.33	0.12	43.56	0.09	NM	316.36	30.83	316.36	NM	2.00	5.62	NM
CEBK	Central Bncrp of Somerville MA*	8.39	7.95	0.43	4.91	4.28	0.37	4.24	NA	NA	1.01	23.37	114.98	9.64	121.31	27.06	0.48	1.56	36.36
GCFC	Central Federal Corp. of OH	14.47	14.47	-1.63	-9.25	-7.20	-1.72	-9.76	0.56	89.14	0.76	NM	138.12	19.99	138.12	NM	0.36	2.88	NM
CHFN	Charter Fincl MHC of GA (18.4)	24.44	23.89	0.75	3.14	0.98	0.52	2.17	NA	NA	2.05	NM	300.53	73.44	307.47	NM	1.00	2.51	NM
CHEV	Cheviot Fin Cp MHC of OH(45.0)	28.01	28.01	0.29	1.03	0.70	0.75	2.71	0.17	165.52	0.38	NM	148.01	41.46	148.01	NM	0.20	1.74	NM
CTZN	Citizens First Bancorp of MI	11.99	10.97	0.73	5.64	4.21	0.71	5.43	0.71	136.10	1.15	23.75	131.13	15.73	143.30	24.66	0.36	1.40	33.33
CFSB	Citizens First Fin Corp. of IL(8)	10.46	10.46	0.50	5.05	3.47	0.44	4.47	NA	NA	1.33	28.85	142.86	14.94	142.86	32.60	0.40	1.23	35.40
CSBC	Citizens South Banking of NC	14.34	12.82	0.60	4.43	3.09	0.42	3.10	0.35	162.27	0.94	32.37	134.48	19.28	150.41	NM	0.26	2.01	65.00
CSBK	Clifton Svg Bp MHC of NJ(45.0)	26.05	26.05	0.56	2.12	1.11	0.56	2.12	0.03	414.34	0.32	NM	190.92	49.74	190.92	NM	0.12	0.95	NM
CFCP	Coastal Fin. Corp. of SC	6.11	6.11	1.14	18.13	5.76	1.08	17.29	NA	NA	1.37	17.37	307.11	18.76	307.11	18.20	0.20	1.32	22.99
CCBI	Commercial Capital Bcrp of CA	12.26	4.94	1.43	14.10	3.39	1.37	13.56	0.10	718.81	0.94	29.49	205.36	25.18	NM	30.67	0.20	0.87	25.64
CFFC	Community Fin. Corp. of VA	8.23	8.22	1.06	12.41	7.82	1.06	12.41	0.27	260.10	0.85	12.78	152.18	12.52	152.29	12.78	0.44	2.00	25.58
CIBI	Community Inv. Bncp, Inc of OH	10.92	10.92	0.69	6.36	5.28	0.65	5.95	NA	NA	0.52	18.94	119.31	13.02	119.31	20.23	0.36	2.44	46.15
DCOM	Dime Community Bancshare of NY*	8.21	6.57	1.41	16.49	6.88	1.35	15.82	0.02	NA	0.61	14.53	237.95	19.54	297.34	15.14	0.56	3.13	45.53

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
	Financial Institution	Equity/ Assets	Equity/ Assets	ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Tang. Book	Core Earnings	Div./ Share	dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
	NASDAQ Listed OTC Companies (continued)																		
ESBF	ESB Financial Corp. of PA	7.04	6.50	0.71	10.11	6.07	0.66	9.33	0.22	135.60	1.18	16.48	164.29	11.57	177.94	17.86	0.40	2.67	43.96
ESBK	Elmira Svgs Bank, FSB of NY*	6.92	6.77	0.86	11.87	8.50	0.69	9.60	0.28	224.20	0.99	11.76	137.79	9.53	140.89	14.55	0.76	2.48	29.12
FFDF	FFD Financial Corp of Dover OH	12.32	12.32	0.50	4.06	3.80	0.33	2.66	NA	NA	0.66	26.29	108.23	13.33	108.23	NM	0.44	2.89	NM
FFLC	FFLC Bancorp of Leesburg FL	7.94	7.94	0.97	12.03	5.48	0.93	11.55	0.37	158.62	0.71	18.24	210.14	16.69	210.14	19.00	0.52	1.62	29.55
FFWC	FFW Corporation of Wabash IN	9.66	9.27	1.01	10.47	8.09	0.96	9.97	0.84	129.42	1.86	12.37	127.10	12.28	132.47	12.98	0.68	2.89	35.79
FMCO	FMS Fin Corp. of Burlington NJ	5.58	5.35	0.72	13.70	7.56	0.70	13.29	0.33	114.54	1.09	13.24	170.29	9.50	177.51	13.64	0.12	0.67	8.82
FSBI	Fidelity Bancorp, Inc. of PA	6.70	6.25	0.69	10.57	6.82	0.62	9.46	NA	NA	0.89	14.66	150.89	10.11	161.90	16.38	0.48	2.02	29.63
FFFL	Fidelity Bankshares, Inc of FL	5.87	5.79	0.65	11.09	3.44	0.69	11.65	0.16	242.92	0.51	29.11	302.84	17.77	306.75	27.71	0.48	1.19	34.53
FFED	Fidelity Fed. Bancorp of IN(8)	8.01	8.01	0.18	2.22	1.69	0.06	0.74	0.52	75.07	0.66	NM	120.41	9.65	120.41	NM	0.00	0.00	0.00
FBTC	First BancTrust Corp of IL	12.12	12.12	0.58	4.91	4.24	0.47	3.97	1.03	99.61	1.95	23.56	112.49	13.63	112.49	29.17	0.24	1.96	46.15
FBEI	First Bancorp of Indiana of IN	10.97	10.21	0.14	1.02	0.96	-0.05	-0.38	NA	NA	0.59	NM	109.44	12.00	117.61	NM	0.58	2.94	NM
FBSI	First Bancshares, Inc. of MO	10.85	10.67	1.16	11.25	9.75	1.11	10.84	NA	NA	0.73	10.26	111.93	12.15	113.81	10.65	0.16	0.81	8.33
FCAP	First Capital, Inc. of IN	10.60	9.20	0.84	7.85	5.86	0.83	7.79	1.14	50.10	0.75	17.07	131.50	13.94	151.52	17.21	0.60	2.86	48.78
FCFL	First Community Bk Corp of FL	10.24	10.05	0.95	8.96	3.67	0.91	8.56	0.06	NA	1.26	27.28	224.41	22.98	228.58	28.55	0.00	0.00	0.00
FDEF	First Defiance Fin. Corp of OH	11.38	9.66	0.96	8.10	5.86	0.84	7.10	0.18	484.15	1.13	17.06	137.69	15.66	162.16	19.48	0.80	2.91	49.69
FFFS	First Fed Serv MHC of IL(45.0)	26.93	26.93	1.50	7.00	3.32	1.50	7.00	0.12	269.18	0.40	30.10	159.63	42.99	159.63	30.10	0.28	1.90	57.14
FFBH	First Fed. Bancshares of AR	10.31	10.31	1.06	10.03	6.70	1.01	9.48	0.49	48.93	0.29	14.92	149.38	15.39	149.38	15.78	0.44	2.02	30.14
FFBI	First Federal Bancshares of IL	7.53	7.03	0.56	5.23	5.87	0.45	4.26	0.53	56.34	0.68	17.04	127.83	9.63	137.05	20.92	0.44	1.91	32.59
FFSX	First Federal Bankshares of IA	12.71	9.44	1.01	8.76	7.20	1.08	9.38	1.25	70.64	1.19	13.89	119.86	15.23	161.37	12.97	0.40	1.70	23.67
FFBZ	First Federal Bncrp, Inc of OH(8)	9.15	9.15	0.67	7.30	3.71	0.60	6.56	0.61	125.62	0.85	26.94	189.11	17.30	189.11	30.00	0.24	1.82	48.98
FFCH	First Fin. Holdings Inc. of SC	6.77	5.84	1.02	14.89	6.24	0.95	13.92	0.51	118.34	0.81	16.04	238.79	16.16	276.47	17.15	0.92	2.87	46.00
FFHS	First Franklin Corp. of OH	8.64	8.64	0.41	4.75	3.54	0.25	2.82	1.21	44.33	0.72	28.26	136.17	11.77	136.17	NM	0.32	1.64	46.38
FKFS	First Keystone Fin., Inc of PA	4.99	4.99	0.46	8.20	5.87	0.24	4.25	0.55	68.72	0.71	17.03	157.14	7.84	157.14	32.84	0.44	1.91	32.59
CASH	First Midwest Fin., Inc. of IA	5.92	5.47	0.55	9.38	6.56	0.62	10.59	NA	NA	1.32	15.24	143.97	8.52	155.74	13.49	0.52	2.01	30.59
FMSB	First Mutual Bncshrs Inc of WA*	5.90	5.90	0.99	16.95	6.84	0.88	14.97	0.10	915.70	1.14	14.62	227.89	13.44	227.89	16.56	0.36	1.44	21.05
FNFG	First Niagara Fin. Group of NY*	20.30	17.09	1.05	5.72	3.02	1.03	5.59	0.31	264.06	1.28	33.14	163.42	33.17	194.14	33.93	0.32	2.25	74.42
FNFI	First Niles Fin., Inc. of OH	15.83	15.83	1.05	6.35	4.34	0.88	5.33	1.01	76.33	1.79	23.07	155.58	24.63	155.58	27.46	0.64	3.70	NM
FPTB	First PacTrust Bancorp of CA	11.62	11.62	0.79	6.25	4.18	0.78	6.19	NA	NA	0.71	23.91	155.90	18.11	155.90	24.13	0.48	1.83	43.64
FPFC	First Place Fin. Corp. of OH	9.90	6.69	0.76	7.12	4.40	0.62	5.86	0.65	114.79	1.02	22.71	144.66	14.33	214.15	27.59	0.56	2.57	58.33
FBNW	FirstBank NW Corp. of WA	9.54	6.80	0.95	9.81	7.01	0.79	8.18	0.32	283.13	1.29	14.26	123.43	11.78	173.12	17.10	0.68	2.33	33.17
FFIC	Flushing Fin. Corp. of NY*	7.68	7.48	1.19	15.64	5.89	1.18	15.51	0.22	145.76	0.45	16.99	254.04	19.51	260.75	17.13	0.36	1.74	29.51
FKKY	Frankfort First Bancorp of KY(8)	12.68	12.68	0.69	5.35	3.00	0.69	5.35	NA	NA	0.07	33.32	180.82	22.92	180.82	33.32	1.12	4.48	NM
FBTX	Franklin Bank Corp of TX	7.91	6.09	0.57	6.29	4.14	0.47	5.20	0.27	69.94	0.23	24.13	146.80	11.61	190.53	29.19	0.00	0.00	0.00
GUPB	GFSB Bancorp, Inc of Gallup NM(8)	8.29	8.29	0.63	8.15	6.42	0.66	8.52	0.53	133.53	1.05	15.58	122.88	10.19	122.88	14.89	0.50	2.47	38.46
GSLA	GS Financial Corp. of LA	13.96	13.96	0.29	2.08	2.81	0.35	2.55	NA	NA	0.68	NM	74.87	10.45	74.87	28.97	0.40	2.12	NM
GTPS	Great American Bancorp of IL	11.08	10.77	0.78	7.07	6.59	0.77	7.03	0.02	NA	1.01	15.18	108.10	11.98	111.21	15.27	0.44	1.73	26.19
PEDE	Great Pee Dee Bancorp of SC	16.66	15.99	0.82	4.77	4.52	0.74	4.36	NA	NA	1.23	22.10	106.20	17.69	110.67	24.21	0.64	4.20	NM
GAFC	Greater Atlant. Fin Corp of VA	3.81	3.56	-0.02	-0.58	-0.62	-1.81	-45.15	0.22	167.89	0.63	NM	101.72	3.88	109.08	NM	0.00	0.00	NM
GCBC	Green Co Bcrp MHC of NY (43.9)	10.88	10.88	1.10	10.12	4.47	1.11	10.26	0.14	315.67	0.82	22.38	218.46	23.76	218.46	22.08	0.84	2.55	57.14
HFFC	HF Financial Corp. of SD	6.21	5.64	0.65	10.41	7.98	0.58	9.17	0.27	152.27	0.53	12.54	126.03	7.83	138.88	14.23	0.44	2.32	29.14
HMNF	HMN Financial, Inc. of MN	8.67	8.23	1.05	11.46	6.77	0.90	9.88	0.39	227.78	1.09	14.76	166.13	14.40	174.94	17.13	0.88	2.84	41.90
HARB	Harbor Florida Bancshrs of FL	10.91	10.76	1.63	14.96	4.99	1.52	13.91	0.12	577.99	0.93	20.05	286.14	31.22	290.24	21.55	0.64	1.86	37.21
HARL	Harleysville Svgs Fin Cp of PA	6.17	6.17	0.70	11.41	7.06	0.67	10.92	0.04	757.47	0.58	14.17	155.16	9.57	155.16	14.80	0.88	2.94	41.71
HWFG	Harrington West Fncl Grp of CA	4.65	4.19	0.80	16.52	8.64	0.75	15.54	0.04	NA	0.85	11.57	184.58	8.58	204.77	12.30	0.40	2.27	26.32
HIFS	Hingham Inst. for Sav. of MA*	8.27	8.27	1.16	13.82	6.56	1.15	13.72	0.10	594.12	0.75	15.26	201.57	16.68	201.57	15.37	0.76	1.79	27.34
HCFC	Home City Fin. Corp. of OH	8.08	7.89	0.43	5.43	5.20	0.42	5.36	NA	NA	0.63	19.23	101.06	8.17	103.54	19.47	0.44	2.90	55.70
HWEN	Home Financial Bancorp of IN	11.25	11.25	0.60	5.28	4.50	0.77	6.85	2.69	19.83	0.66	22.22	114.07	12.83	114.07	17.14	0.12	2.00	44.44
HLFC	Home Loan Financial Corp of OH	14.11	14.11	1.10	7.63	4.81	1.01	7.03	NA	NA	0.50	20.79	156.72	22.12	156.72	22.58	0.78	3.71	NM
HFBC	HopFed Bancorp, Inc. of KY	8.55	7.59	0.73	8.39	6.47	0.67	7.70	0.17	334.56	0.90	15.45	126.21	10.80	142.26	16.83	0.48	2.82	43.64
HRZB	Horizon Financial Corp. of WA*	12.06	12.01	1.50	11.86	6.24	1.34	10.55	0.13	974.60	1.51	16.03	191.65	23.12	192.56	18.04	0.52	2.57	41.27
HCBK	Hudson Cty Bcp MHC of NJ(34.5)*	7.02	7.02	1.29	17.04	3.11	1.25	16.48	0.13	109.28	0.25	32.11	NM	38.02	NM	33.18	0.76	1.92	61.79
HRBT	Hudson River Bancorp Inc of NY(8)	11.62	8.86	1.28	11.66	5.41	1.31	11.99	0.60	264.08	2.34	18.47	205.88	23.92	269.96	17.97	0.36	1.80	33.33
ICBC	Independence Comm Bnk Cp of NY	12.73	5.77	1.53	13.29	5.72	1.52	13.17	0.43	137.63	0.94	17.49	152.86	19.45	337.24	17.64	1.00	2.46	43.10
IFSB	Independence FSB of DC	9.30	9.30	-1.74	-19.08	-18.55	-2.61	-28.71	0.81	37.93	0.58	NM	103.63	9.63	103.63	NM	0.00	0.00	NM
JXSB	Jcksnville Bcp MHC of IL(46.8)	7.99	6.82	0.30	3.97	2.29	0.27	3.48	0.94	88.47	1.70	NM	168.55	13.46	197.35	NM	0.30	1.68	73.17
JFBI	Jefferson Bancshares Inc of TN	29.47	29.47	1.27	4.20	3.66	1.27	4.20	0.92	87.07	1.23	27.33	118.92	35.04	118.92	27.33	0.20	1.49	40.82
KFED	K-Fed Bancorp of CA MHC (39.1)	14.94	14.20	0.73	4.85	1.97	0.68	4.53	0.01	NA	0.47	NM	244.78	36.58	257.60	NM	0.20	1.31	66.67
KNBT	KNBT Bancorp, Inc. of PA	16.83	14.88	-0.02	-0.09	-0.06	0.72	4.22	0.20	220.80	0.98	NM	135.79	22.86	153.59	NM	0.20	1.17	NM
LSBX	LSB Corp of No. Andover MA*	11.48	11.48	1.30	11.02	7.40	1.86	15.76	0.05	NA	1.91	13.52	144.25	16.56	144.25	9.46	0.52	2.71	36.62
LSBI	LSB Fin. Corp. of Lafayette IN	8.41	8.41	0.84	9.87	7.36	0.74	8.70	1.83	43.97	0.89	13.59	128.58	10.82	128.58	15.41	0.60	2.26	30.77
LARL	Laurel Capital Group Inc of PA	9.06	7.84	0.55	6.13	3.48	0.54	6.06	0.66	98.37	1.06	28.74	177.81	16.11	205.59	29.07	0.80	3.20	NM
LNCB	Lincoln Bancorp of IN	12.22	8.84	0.59	4.45	3.56	0.60	4.52	0.74	92.36	0.95	28.07	103.64	12.66	143.22	27.68	0.52	2.65	74.29
MAFB	MAF Bancorp, Inc. of IL	10.02	7.08	1.16	11.77	6.87	1.09	11.04	0.34	110.24	0.51	14.56	156.75	15.70	221.82	15.51	0.84	1.87	27.27
MFBC	MFB Corp. of Mishawaka IN	8.34	8.34	0.63	7.77	6.73	0.40	5.00	0.78	144.62	1.51	14.85	111.65	9.32	111.65	23.08	0.48	1.60	23.76
MASB	MassBank Corp. of Reading MA*	11.31	11.20	0.73	6.61	4.43	0.63	5.65	0.02	748.90	0.57	22.59	149.22	16.87	150.72	26.41	1.00	2.67	60.24
MTXC	Matrix Bancorp, Inc. of CO	4.37	4.37	0.77	18.20	16.65	1.47	34.88	1.87	31.18	0.76	6.00	97.30	4.25	97.30	3.13	0.00	0.00	0.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of November 26, 2004

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
				Reported Earnings			Core Earnings												
	Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
	NASDAQ Listed OTC Companies (continued)																		
MFLR	Mayflower Co-Op. Bank of MA*	8.03	7.99	0.85	10.54	5.17	0.76	9.50	0.04	NA	1.20	19.34	203.94	16.39	205.13	21.46	0.40	2.27	43.96
MCBF	Monarch Community Bncrp of MI	14.39	10.76	0.23	1.35	1.37	-0.08	-0.50	1.98	37.06	0.96	NM	89.48	12.88	119.67	NM	0.20	1.44	NM
MFSF	MutualFirst Fin. Inc. of IN	10.81	10.70	0.87	7.54	6.30	0.79	6.88	0.61	137.90	0.98	15.87	126.07	13.62	127.29	17.39	0.48	2.03	32.21
MYST	Mystic Financial, Inc. of MA(8)*	6.32	6.32	0.38	6.10	2.58	0.29	4.76	0.13	488.49	0.81	NM	229.97	14.52	229.97	NM	0.46	1.13	43.81
NASB	NASB Fin, Inc. of Grandview MO	9.92	9.68	2.05	19.58	7.42	1.32	12.59	1.44	41.56	0.73	13.48	253.64	25.17	259.90	20.97	0.80	2.00	26.94
NHTB	NH Thrift Bancshares of NH	7.20	5.17	0.92	12.69	8.60	0.86	11.92	0.14	476.34	0.97	11.63	139.40	10.04	194.25	12.38	0.90	3.13	36.44
NVSL	Naug Vlly Fin MHC of CT (45.0)	15.52	15.46	-0.34	-2.72	-1.18	0.44	3.56	0.32	171.46	0.89	NM	163.45	25.37	164.18	NM	0.00	0.00	NM
NTBK	NetBank, Inc. of Alpharetta GA	9.75	7.99	0.51	5.71	5.26	-1.23	-13.69	3.05	33.14	1.32	19.02	107.69	10.50	131.42	NM	0.08	0.79	15.09
NABC	NewAlliance Bancshares of CT	22.52	14.91	-0.09	-0.50	-0.27	0.68	3.64	0.17	340.54	1.16	NM	119.19	26.85	180.02	NM	0.16	1.08	NM
NMIL	Newmil Bancorp, Inc. of CT*	7.54	6.40	1.15	15.35	6.63	1.12	14.96	0.16	435.73	1.06	15.08	224.26	16.91	264.15	15.47	0.68	2.31	34.87
FFFD	North Central Bancshares of IA	9.15	8.05	1.23	13.14	9.09	1.23	13.14	0.47	152.69	0.81	11.00	143.55	13.13	163.07	11.00	1.00	2.60	28.57
NEIB	Northeast Indiana Bncrp of IN	11.36	11.36	0.75	6.27	5.39	0.71	5.95	0.72	88.28	0.84	18.56	120.13	13.65	120.13	19.55	0.60	2.74	50.85
NEPF	Northeast PA Fin. Corp of PA	6.99	5.75	0.58	8.63	7.57	0.52	7.75	0.86	117.57	2.05	13.20	114.97	8.04	139.78	14.70	0.24	1.42	18.75
NWSB	Northwest Bcrp MHC of PA(41.4)	8.77	6.32	0.88	10.39	4.17	0.86	10.10	0.67	71.33	0.72	23.95	229.36	20.12	318.17	24.65	0.48	1.89	45.28
OCFC	OceanFirst Fin. Corp of NJ	7.23	7.16	0.96	12.79	5.30	0.60	7.95	0.23	251.91	0.70	18.87	239.06	17.29	241.38	30.38	0.80	3.21	60.61
ONFC	Oneida Fincl MHC of NY (42.4)	12.11	8.99	0.77	6.54	3.81	0.67	5.65	0.57	95.55	1.08	26.25	167.15	20.25	225.15	30.39	0.38	3.29	NM
PBNC	PFS Bancorp Inc. of Aurora IN	21.76	21.76	0.71	3.19	3.81	0.71	3.19	NA	NA	0.69	26.22	82.53	17.96	82.53	26.22	0.30	1.97	51.72
PHSB	PHSB Financial Corp. of PA(8)	13.73	13.73	0.90	6.48	3.87	0.43	3.12	0.12	367.30	1.02	25.82	168.23	23.10	168.23	NM	0.80	2.98	NM
PSBH	PSB Hldgs Inc MHC of CT (46.3)*	16.36	16.36	0.55	3.33	2.00	0.52	3.19	0.18	209.65	0.93	NM	166.67	27.27	166.67	NM	0.00	0.00	0.00
PVFC	PVF Capital Corp. of Solon OH	8.26	8.26	0.72	8.45	5.23	0.50	5.86	1.45	40.14	0.70	19.11	157.65	13.02	157.65	27.56	0.30	2.09	40.00
PPBI	Pacific Premier Bncrp of CA(8)	8.76	8.76	1.66	17.65	8.44	1.92	20.36	0.58	84.94	0.59	11.85	170.48	14.93	170.48	10.27	0.00	0.00	0.00
PBCI	Pamrapo Bancorp, Inc. of NJ	8.39	8.39	1.28	15.73	6.97	1.28	15.73	0.44	86.26	0.62	14.35	217.45	18.24	217.45	14.35	0.84	3.55	50.91
PFED	Park Bancorp of Chicago IL	11.32	11.32	0.95	8.50	7.08	0.89	8.00	0.45	46.99	0.34	14.13	117.28	13.28	117.28	15.00	0.72	2.30	32.43
PVSA	Parkvale Financial Corp of PA	6.63	5.94	0.64	9.87	5.81	0.61	9.49	0.30	286.35	1.32	17.21	165.53	10.97	184.75	17.90	0.80	2.54	43.72
PRTR	Partners Trust Fin. Grp. of NY	14.65	7.10	0.63	4.54	2.07	0.80	5.72	0.47	295.00	2.35	NM	101.46	14.87	209.43	NM	0.24	2.16	NM
PBHC	Pathfinder BC MHC of NY (35.3)*	7.25	5.75	0.52	7.00	3.44	0.36	4.85	1.06	59.01	1.00	29.08	201.00	14.56	253.23	NM	0.41	2.27	66.13
PFSB	PennFed Fin. Services of NJ	6.26	6.21	0.68	10.46	5.33	0.67	10.34	0.11	284.71	0.45	18.77	191.48	11.99	192.99	18.98	0.20	1.17	21.98
PFDC	Peoples Bancorp of Auburn IN	12.86	12.28	0.98	7.66	6.90	0.93	7.29	0.59	70.25	0.56	14.48	111.58	14.35	116.80	15.22	0.72	3.43	49.66
PBCT	Peoples Bank MHC of CT (41.7)*	11.24	10.19	1.71	17.25	5.10	0.66	6.66	0.33	218.02	0.99	19.61	313.45	35.22	345.72	NM	1.16	2.93	57.43
PCBI	Peoples Community Bcrp. of OH	8.77	8.14	0.33	4.60	3.10	0.32	4.41	0.80	149.43	1.72	32.27	122.96	10.78	132.36	33.66	0.60	2.55	NM
PSFC	Peoples Sidney Fin. Corp of OH	12.83	12.83	0.70	5.60	4.32	0.70	5.60	0.96	57.48	0.65	23.16	129.52	16.62	129.52	23.16	0.56	3.56	NM
PFSL	Pocahontas Bancorp, Inc. of AR	6.97	4.81	0.76	10.65	8.24	0.76	10.65	1.00	55.63	1.01	12.14	137.35	9.57	199.07	12.14	0.32	2.14	26.02
PBCP	Provident Bancorp, Inc. of NY	19.15	15.24	0.71	4.35	2.13	0.84	5.12	0.15	634.02	1.74	NM	149.21	28.58	187.46	NM	0.16	1.22	57.14
PROV	Provident Fin. Holdings of CA	7.75	7.74	1.22	15.18	8.25	0.38	4.72	0.07	768.44	0.76	12.12	182.22	14.12	182.45	NM	0.56	1.92	23.24
PULB	Pulaski Fin Cp of St. Louis MO	6.43	6.34	1.15	15.35	5.42	0.51	6.74	0.84	102.19	0.97	18.46	264.39	17.00	267.98	NM	0.36	1.82	33.64
RPFG	Ranier Pacific Fin Group of WA	14.04	14.02	-0.25	-1.91	-1.29	-0.25	-1.91	0.05	NA	1.83	NM	138.04	19.38	138.25	NM	0.22	1.23	NM
RIVR	River Valley Bancorp of IN	8.55	8.54	1.02	11.40	6.72	0.77	8.59	NA	NA	1.02	14.87	171.03	14.62	171.28	19.75	0.72	3.06	45.57
RVSB	Riverview Bancorp, Inc. of WA	12.88	11.01	1.39	11.11	6.98	1.41	11.26	0.28	299.32	1.13	14.33	153.48	19.77	179.59	14.14	0.62	2.87	41.06
ROME	Rome Bncp Inc MHC of NY (38.5)*	13.57	13.57	0.80	5.88	1.77	0.71	5.18	0.33	218.15	0.85	NM	335.51	45.54	335.51	NM	0.60	2.12	NM
SIFI	SI Fin Gp Inc MHC of CT (42.0)	13.40	13.34	-0.22	-2.20	-0.83	0.44	4.40	0.27	189.34	0.72	NM	190.25	25.50	191.15	NM	0.00	0.00	NM
SVBI	Severn Bancorp, Inc. of MD	8.31	8.26	2.05	23.63	7.63	2.02	23.31	0.07	NA	0.85	13.10	279.87	23.25	281.51	13.28	0.44	1.14	14.97
SFFS	Sound Fed Bancorp, Inc. of NY	13.41	11.96	0.68	4.66	3.22	0.70	4.75	0.10	297.20	0.54	31.02	147.72	19.80	165.58	30.40	0.24	1.58	48.98
SSFC	South Street Fin. Corp. of NC*	12.03	12.03	0.40	3.35	2.80	0.40	3.35	NA	NA	0.37	NM	118.32	14.23	118.32	NM	0.40	4.00	NM
STSA	Sterling Financial Corp of WA	6.64	4.69	0.91	13.92	5.47	0.87	13.41	0.25	280.07	1.16	18.28	203.16	13.49	287.59	18.98	0.00	0.00	0.00
STBI	Sturgis Bancorp, Inc. of MI	8.99	7.33	0.70	7.20	5.13	0.51	5.21	2.01	39.28	1.07	19.50	143.33	12.88	175.80	26.95	0.36	2.43	47.37
SYNF	Synergy Financial Group of NJ	12.62	12.53	0.49	3.79	2.81	0.49	3.79	0.02	NA	0.79	NM	134.16	16.93	135.11	NM	0.16	1.40	50.00
THRD	TF Fin. Corp. of Newtown PA	9.24	8.51	1.05	11.47	6.77	1.05	11.47	0.42	83.40	0.50	14.78	164.67	15.22	178.78	14.78	0.68	2.06	30.49
TONE	TierOne Corp. of Lincoln NE	9.45	7.45	0.98	7.76	5.01	0.96	7.57	0.30	298.25	1.05	19.95	168.97	15.97	214.45	20.44	0.20	0.80	16.00
TSBK	Timberland Bancorp, Inc. of WA	15.82	15.82	1.24	7.50	5.82	1.18	7.14	0.40	214.22	1.14	17.19	131.93	20.87	131.93	18.07	0.60	2.42	41.67
TRST	TrustCo Bank Corp NY of NY	7.89	7.89	1.97	24.51	5.36	1.71	21.24	0.11	NA	4.10	18.65	NM	36.56	NM	21.52	0.60	4.29	NM
UCBC	Union Community Bancorp of IN	12.90	11.84	0.68	5.12	4.91	0.68	5.12	1.44	29.14	0.49	20.38	109.08	14.08	118.90	20.38	0.60	3.20	65.22
UCFC	United Community Fin. of OH	11.02	9.36	0.75	6.16	4.47	0.59	4.83	0.73	154.03	1.35	22.37	145.17	15.99	170.81	28.53	0.30	2.63	58.82
UPFC	United PanAm Fin. Corp of CA	6.61	6.61	1.04	15.78	5.09	1.01	15.31	0.03	NA	4.96	19.65	291.06	19.23	291.06	20.26	0.00	0.00	0.00
UTBI	United Tenn. Bankshares of TN	14.55	13.94	1.72	11.98	8.31	1.66	11.56	NA	NA	1.21	12.04	138.81	20.19	144.83	12.48	0.36	1.74	20.93
WSFS	WSFS Financial Corp. of DE*	7.77	7.73	1.12	13.59	5.90	1.08	13.03	0.20	495.41	1.60	16.94	229.17	17.81	230.46	17.67	0.24	0.39	6.59
WVFC	WVS Financial Corp. of PA	6.74	6.74	0.57	7.65	5.44	0.57	7.65	NA	NA	2.17	18.37	144.64	9.74	144.64	18.37	0.64	3.71	68.09
WFSL	Washington Federal, Inc. of WA	15.63	14.80	1.78	12.16	6.26	1.84	12.52	0.22	159.63	0.49	15.98	188.55	29.47	199.04	15.52	0.84	3.13	50.00
WAYN	Wayne Savings Bancshares of OH	10.88	10.50	0.65	5.56	3.93	0.62	5.31	NA	NA	0.49	25.42	147.32	16.03	152.68	26.63	0.48	2.86	72.73
WYPT	Waypoint Financial Corp of PA(8)	7.91	7.51	0.64	8.39	3.71	0.55	7.17	0.30	188.50	1.15	26.97	219.60	17.37	231.11	31.57	0.56	2.02	54.37
WEFC	Wells Fin. Corp. of Wells MN	12.44	12.44	0.90	7.18	5.27	0.50	4.00	0.29	123.53	0.43	18.97	132.69	16.51	132.69	34.02	0.88	2.67	50.57
WGBC	Willow Grove Bancorp Inc of PA	10.79	10.61	0.72	5.90	3.59	0.65	5.36	0.36	153.67	0.99	27.83	168.91	18.08	170.34	30.66	0.44	2.43	67.69

EXHIBIT IV-2

Historical Stock Price Indices

Exhibit IV-2
Historical Stock Price Indices(1)

Year/Qtr. Ended		DJIA	S&P 500	NASDAQ Composite	SNL Thrift Index	SNL Bank Index
1995:	Quarter 1	4157.7	500.7	817.2	278.4	152.1
	Quarter 2	4556.1	544.8	933.5	313.5	171.7
	Quarter 3	4789.1	584.4	1,043.5	362.3	195.3
	Quarter 4	5117.1	615.9	1,052.1	376.5	207.6
1996:	Quarter 1	5587.1	645.5	1,101.4	382.1	225.1
	Quarter 2	5654.6	670.6	1,185.0	387.2	224.7
	Quarter 3	5882.2	687.3	1,226.9	429.3	249.2
	Quarter 4	6442.5	737.0	1,280.7	483.6	280.1
1997:	Quarter 1	6583.5	757.1	1,221.7	527.7	292.5
	Quarter 2	7672.8	885.1	1,442.1	624.5	333.3
	Quarter 3	7945.3	947.3	1,685.7	737.5	381.7
	Quarter 4	7908.3	970.4	1,570.4	814.1	414.9
1998:	Quarter 1	8799.8	1101.8	1,835.7	869.3	456.1
	Quarter 2	8952.0	1133.8	1,894.7	833.5	457.7
	Quarter 3	7842.6	1017.0	1,693.8	651.3	363.5
	Quarter 4	9181.4	1229.2	2,192.7	705.9	439.6
1999:	Quarter 1	9786.2	1286.4	2,461.4	707.6	448.4
	Quarter 2	10970.8	1372.7	2,686.1	695.6	479.3
	Quarter 3	10337.0	1282.7	2,746.2	609.1	409.9
	Quarter 4	11497.1	1469.3	4,069.3	562.4	416.7
2000:	Quarter 1	10921.9	1498.6	4,572.8	545.6	421.2
	Quarter 2	10447.9	1454.6	3,966.1	567.8	387.4
	Quarter 3	10650.9	1436.5	3,672.8	718.3	464.6
	Quarter 4	10786.9	1320.3	2,470.5	874.3	479.4
2001:	Quarter 1	9878.8	1160.3	1,840.3	885.2	459.2
	Quarter 2	10502.4	1224.4	2,160.5	964.5	493.7
	Quarter 3	8847.6	1040.9	1,498.8	953.9	436.6
	Quarter 4	10021.5	1148.1	1,950.4	918.2	473.7
2002:	Quarter 1	10403.9	1147.4	1,845.4	1006.7	498.3
	Quarter 2	9243.3	989.8	1,463.2	1121.4	468.9
	Quarter 3	7591.9	815.3	1,172.1	984.3	396.8
	Quarter 4	8341.6	879.8	1,335.5	1073.2	419.1
2003:	Quarter 1	7992.1	848.2	1,341.2	1096.2	401.0
	Quarter 2	8985.4	974.5	1,622.8	1266.6	476.1
	Quarter 3	9275.1	996.0	1,786.9	1330.9	490.9
	Quarter 4	10453.9	1112.0	2,003.4	1482.3	548.6
2004:	Quarter 1	10357.7	1126.2	1,994.2	1585.3	562.2
	Quarter 2	10435.5	1140.8	2,047.8	1437.8	546.6
	Quarter 3	10080.3	1114.6	1,896.8	1495.1	556.0
As of	Nov. 26, 2004	10522.2	1182.7	2,102.0	1568.8	581.5

(1) End of period data.
Sources: SNL Securities and Wall Street Journal.

EXHIBIT IV-3

Historical Thrift Stock Indices

EXHIBIT IV-3
Historical Thrift Stock Indices

<Index Values>

	Index Values				Price Appreciation (%)		
	10/29/04	09/30/04	12/31/03	10/31/03	1 Month	YTD	LTM
All Pub. Traded Thrifts	1,503.1	1,495.1	1,482.3	1,462.5	0.53	1.40	2.78
MHC Index	2,820.9	2,717.8	2,663.5	2,509.9	3.80	5.91	12.39
Stock Exchange Indexes							
AMEX Thrifts	616.5	606.6	547.2	523.6	1.64	12.67	17.75
NYSE Thrifts	924.5	925.2	927.9	933.6	-0.08	-0.37	-0.98
OTC Thrifts	1,909.4	1,881.8	1,832.1	1,744.6	1.46	4.22	9.45
Geographic Indexes							
Mid-Atlantic Thrifts	3,581.9	3,587.7	3,767.0	3,472.7	-0.16	-4.91	3.14
Midwestern Thrifts	3,325.7	3,281.4	3,266.1	3,267.1	1.35	1.82	1.79
New England Thrifts	1,575.9	1,555.2	1,304.3	1,269.4	1.33	20.83	24.15
Southeastern Thrifts	1,468.6	1,445.5	1,469.6	1,346.8	1.60	-0.07	9.04
Southwestern Thrifts	1,152.5	1,189.2	1,191.3	1,052.2	-3.09	-3.25	9.54
Western Thrifts	1,361.6	1,353.6	1,311.9	1,363.4	0.60	3.80	-0.13
Asset Size Indexes							
Less than $250M	1,305.7	1,338.0	1,372.1	1,308.3	-2.41	-4.83	-0.20
$250M to $500M	3,437.4	3,421.8	3,331.7	3,214.5	0.46	3.17	6.93
$500M to $1B	1,796.1	1,773.2	1,763.0	1,680.1	1.29	1.88	6.90
$1B to $5B	2,324.2	2,287.9	2,239.1	2,136.5	1.59	3.80	8.79
Over $5B	887.8	885.0	879.0	875.8	0.33	1.01	1.38
Pink Indexes							
Pink Thrifts	397.8	391.4	390.2	372.6	1.64	1.95	6.76
Less than $75M	470.4	467.5	409.0	389.7	0.63	15.01	20.70
Over $75M	412.4	405.7	400.5	382.4	1.67	2.99	7.84
Comparative Indexes							
Dow Jones Industrials	10,027.5	10,080.3	10,453.9	9,801.1	-0.52	-4.08	2.31
S&P 500	1,130.2	1,114.6	1,111.9	1,050.7	1.40	1.64	7.57

All SNL indexes are market-value weighted; i.e., an institution's effect on an index is proportionate to that institution's market capitalization. All SNL thrift indexes, except for the SNL MHC Index, began at 100 on March 30, 1984. The SNL MHC Index began at 201.082 on Dec. 31, 1992, the level of the SNL Thrift Index on that date. On March 30, 1984, the S&P 500 closed at 159.2 and the Dow Jones Industrials stood at 1,164.9.

Mid-Atlantic: DE, DC, MD, NJ, NY, PA, PR; Midwest: IA, IL, IN, KS, KY, MI, MN, MO, ND, NE, OH, SD, WI;
New England: CT, MA, ME, NH, RI, VT; Southeast: AL, AR, FL, GA, MS, NC, SC, TN, VA, WV;
Southwest: CO, LA, NM, OK, TX, UT; West: AZ, AK, CA, HI, ID, MT, NV, OR, WA, WY

EXHIBIT IV-4

Market Area Acquisition Activity

Exhibit IV-4
Ohio Thrift Acquisitions 2003-Present

						Target Financials at Announcement						Deal Terms and Pricing at Announcement						
Announce Date	Complete Date	Buyer Short Name		Target Name		Total Assets ($000)	E/A (%)	ROAA (%)	ROAE (%)	NPAs/ Assets (%)	Rsrvs/ NPLs (%)	Deal Value ($M)	Value/ Share ($)	P/B (%)	P/TB (%)	P/E (x)	P/A (%)	Prem/ Cdeps (%)
01/30/2004	03/27/2004	Bramble Savings Bank	OH	First Savings Bank	OH	24,973	3.94	-2.98	-53.50	1.53	73.85	NA	NA	NA	NA	NA	NA	NA
10/13/2004	NA	First Defiance Financial	OH	Genoa Savings & Loan Company	OH	94,495	7.82	-0.71	-9.32	3.29	66.10	11.0	30.22	148.81	150.47	NM	11.64	5.16
09/17/2003	12/24/2003	Garfield Acquisition Corp.	OH	Lenox Savings Bank	OH	55,826	9.63	-0.85	-8.82	0.73	133.95	7.2	NA	133.93	133.93	NM	12.90	7.81
10/12/2004	NA	Oak Hill Financial Inc.	OH	Lawrence Financial Holdings, Inc.	OH	125,024	10.97	0.26	2.34	0.36	267.03	16.0	23.75	112.51	112.51	38.31	12.78	2.76
09/24/2004	NA	Park National Corp.	OH	First Clermont Bank	OH	202,427	12.39	1.35	10.95	0.26	382.37	52.5	NA	209.37	212.71	17.96	25.94	26.81
08/02/2004	NA	Park National Corp.	OH	First Federal Bancorp, Inc.	OH	258,197	8.87	0.71	7.82	0.41	171.87	45.9	13.25	194.85	194.85	24.54	17.79	17.33
04/01/2004	08/31/2004	WesBanco Inc.	WV	Western Ohio Financial Corporation	OH	399,540	11.10	0.70	5.72	0.44	126.92	67.5	35.45	142.24	142.24	24.96	16.89	14.14
08/25/2004	NA	WesBanco Inc.	WV	Winton Financial Corporation	OH	553,744	8.30	0.87	10.64	0.80	73.97	103.2	20.89	209.31	209.52	21.32	18.63	20.90
				Average:		214,278	9.13	(0.08)	(4.27)	0.98	162.01	43.33	24.71	164.43	165.18	25.42	16.65	13.56
				Median:		163,726	9.25	0.48	4.03	0.59	130.44	45.90	23.75	148.81	150.47	24.54	16.89	14.14

Source: SNL Finanical, LC.

EXHIBIT IV-5

Ohio Central Savings
Director and Senior Management Summary Resumes

Exhibit IV-5
Ohio Central Savings
Director and Senior Management Summary Resumes

Directors

Nils C. Muladore. Mr. Muldadore has been employed by Online Computer Library Center, Inc., Dublin, Ohio, in various capacities since 1985 and has served as the Assistant Controller of the company since 1992.

Michael B. Bowman. Mr. Bowman has been employed by Wendy's International, Dublin, Ohio, in various capacities since 1978 and has served as the Manager of Audits and Internal Tax since 1998.

Christopher L. Lardiere. Mr. Lardiere is a partner in the law firm of Kemp Schaeffer, Rowe & Lardiere, Co., L.P.A, Columbus, Ohio.

Diane M. Gregg. Ms. Gregg has been employed at Ohio Central Savings and its predecessor, Ohio Central Federal Credit Union, since 1989 and served as Vice President and Chief Operations Officer since 1989.

Thomas J. Parliment. Mr. Parliment is a managing director of Farin & Associates, an asset liability management consulting firm located in Madison, Wisconsin. He is also the president of Parliment Consulting, located in Key West, Florida, which he founded in 1990. The firm specializes in financial institution asset liability management consulting.

Robert W. Hughes. Mr. Hughes has served as President and Chief Executive Officer of Ohio Central Savings and its predecessor, Ohio Central Federal Credit Union, since 1989.

***Thomas H.* Lagos**. Mr. Lagos is a partner in the law firm of Lagos & Lagos, P.L.L., Springfield, Ohio, where he has practiced since 1972. Mr. Lagos is also a principal in various commercial and real estate development firms.

Executive Officers

Robert W. Hughes. Mr. Hughes has served as President and Chief Executive Officer of Ohio Central Savings and its predecessor, Ohio Central Federal Credit Union, since 1989.

Diane M. Gregg. Ms. Gregg has been employed at Ohio Central Savings and its predecessor, Ohio Central Federal Credit Union, since 1989 and served as Vice President and Chief Operations Officer since 1989.

H. Stewart Fitz Gibbon, III (Age 47), Mr. Fitz Gibbon has served as the Vice President and Chief Financial Officer of Ohio Central Savings since June 2003. From November 1999 until June 2003, he served as the Manager of Asset Liability Management for Third Federal Savings and Loan Association of Cleveland. He has also served as a national bank examiner.

EXHIBIT IV-6

Ohio Central Savings
Pro Forma Regulatory Capital Ratios

	Actual, As of September 30, 2004		Pro Forma at September 30, 2004							
			Minimum		Midpoint		Maximum		Maximum As Adju	
	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets	Amount	Percent of Assets
	(Dollars in Thousands)									
Capital and Retained Earnings Under Generally Accepted Accounting Principles	$3,754	6.76%	$5,802	10.00%	$5,810	10.00%	$5,818	10.00%	$5,828	10.00%
Tangible Capital	$3,754	6.76%	$5,802	10.00%	$5,810	10.00%	$5,818	10.00%	$5,828	10.00%
Requirement	834	1.50%	870	1.50%	872	1.50%	873	1.50%	874	1.50%
Excess	$2,920	5.26%	$4,932	8.50%	$4,939	8.50%	$4,946	8.50%	$4,953	8.50%
Tier I Core Leverage	$3,754	6.76%	$5,802	10.00%	$5,810	10.00%	$5,818	10.00%	$5,828	10.00%
Requirement	2,223	4.00%	2,321	4.00%	2,324	4.00%	2,327	4.00%	2,331	4.00%
Excess	$1,531	2.76%	$3,481	6.00%	$3,486	6.00%	$3,491	6.00%	$3,497	6.00%
Tier I Risk-Based	$3,754	13.06%	$5,802	19.84%	$5,810	19.86%	$5,818	19.87%	$5,828	19.89%
Requirement	1,150	4.00%	1,170	4.00%	1,170	4.00%	1,171	4.00%	1,172	4.00%
Excess	$2,604	9.06%	$4,633	15.84%	$4,640	15.86%	$4,647	15.87%	$4,656	15.89%
Total Risk-Based	$3,985	13.86%	$6,033	20.63%	$6,041	20.65%	$6,049	20.66%	$6,059	20.68%
Risk-Based Requirement	2,300	8.00%	2,339	8.00%	2,341	8.00%	2,342	8.00%	2,343	8.00%
Excess	$1,685	5.86%	$3,694	12.63%	$3,701	12.65%	$3,707	12.66%	$3,715	12.68%

EXHIBIT IV-7

Ohio Central Savings
Pro Forma Analysis Sheet

RP Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-7
PRO FORMA ANALYSIS SHEET -- PAGE 1
Ohio Central Savings
Prices as of November 26, 2004

			Comparable Companies		All OH Companies		All Companies	
Price Multiple:	Symbol	Subject(1)	Mean	Median	Mean	Median	Mean	Median
Price-earnings ratio	= P/E	169.00x	20.81x	20.79x	22.78x	22.71x	18.47x	17.47x
Price-core earnings	= P/CORE	169.00x	20.67x	19.89x	24.94x	26.63x	19.81x	18.28x
Price-book ratio	= P/B	77.60%	116.93%	112.87%	138.87%	137.91%	164.94%	155.47%
Price-tng book ratio	= P/TB	77.60%	120.00%	113.66%	148.01%	145.40%	180.21%	170.41%
Price-assets ratio	= P/A	10.08%	13.51%	13.18%	15.43%	15.00%	17.75%	15.22%

Valuation Parameters

Pre-Conv Earnings (Y)	$ 25,000	Est ESOP Borrowings (E)	$ 480,000
Pre-Conv Book Value (B)	$ 2,962,000	Cost of ESOP Borrowings (S)	0.00% (4)
Pre-Conv Assets (A)	$ 54,775,000	Amort of ESOP Borrowings (T)	20 Years
Reinvestment Rate(2) (R)	1.46%	Recognition Plans Amount (M$	240,000
Est Conversion Exp(3) (X)	510,000	Recognition Plans Expense (N)	48,000
Proceeds Not Reinvested (Z)	$ 1,512,000		

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E\ (Y-R(X+Z)-ES-(1-TAX)E/T-(1-TAX)N))}{1-(P/E)R}$ V = $ 5,999,983

2. $V = \frac{P/B\ (B-X-E-M)}{1-P/B}$ V = $ 6,000,143

3. $V = \frac{P/A\ (A-X-M-E)}{1-P/A}$ V = $ 6,002,375

Conclusion	Total Shares	Price Per Share	Total Value
Appraised Value	600,000	$10.00	$ 6,000,000
RANGE:			
- Minimum	510,000	$10.00	$ 5,100,000
- Maximum	690,000	$10.00	$ 6,900,000
- Superrange	793,500	$10.00	$ 7,935,000

(1) Pricing ratios shown reflect the midpoint appraised value.
(2) Net return assumes a reinvestment rate of 2.21 percent, and a tax rate of 34.00 percent.
(3) Conversion expenses reflect estimated expenses as presented in offering document.
(4) Assumes a borrowings cost of 0.00 percent and a tax rate of 34.00 percent.

RP Financial, Inc.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-7
PRO FORMA ANALYSIS SHEET -- PAGE 2
Ohio Central Savings
Prices as of November 26, 2004

Valuation Approach		Subject	Mean Pricing Peers	Mean Pricing (Disc)	Median Pricing Peers	Median Pricing (Disc)
P/E	Price-earnings	169.00x	20.81x	NM %	20.79x	NM %
P/CORE	Price-core earnings	169.00x	20.67x	NM %	19.89x	NM %
P/B	Price-book	77.60%	116.93%	-33.64%	112.87%	-31.25%
P/TB	Price-tang. book	77.60%	120.00%	-35.34%	113.66%	-31.73%
P/A	Price-assets	10.08%	13.51%	-25.44%	13.18%	-23.53%
Average Premium (Discount)				-31.47%		-28.84%

EXHIBIT IV-8

Ohio Central Savings
Pro Forma Effect of Conversion Proceeds

RP Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ohio Central Savings
At the Minimum of the Range

1. Conversion Proceeds

Pro-forma market value	$	5,100,000
Less: Estimated offering expenses		510,000
Net Conversion Proceeds	$	4,590,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$	4,590,000
Less: Held in Non-Earning Assets(5)(1)		1,404,000
Net Proceeds Reinvested	$	3,186,000
Estimated net incremental rate of return		1.46 %
Earnings Increase	$	46,471
Less: Estimated cost of ESOP borrowings(1)		0
Less: Amortization of ESOP borrowings(2)		13,464
Less: Recognition Plans Expense(4)		26,928
Net Earnings Increase	$	6,079

3. Pro-Forma Earnings (rounded)

Period	Before Conversion	After Conversion
12 Months ended September 30, 2004	$ 25,000	$ 31,079
12 Months ended September 30, 2004 (Core$	25,000	$ 31,079

4. Pro-Forma Net Worth (rounded)

Date	Before Conversion	Conversion Proceeds	After Conversion
September 30, 2004	$ 2,962,000	$ 3,978,000 (3)(4)	$ 6,940,000

5. Pro-Forma Net Assets (rounded)

Date	Before Conversion	Conversion Proceeds	After Conversion
September 30, 2004	$ 54,775,000	$ 3,978,000	$ 58,753,000

NOTE: Shares for calculating per share amounts: 510,000

(1) Estimated ESOP borrowings of $ 408,000 with an after-tax cost of 0.00 percent, assuming a borrowing cost of 0.00 percent and a tax rate of 34.00 percent. ESOP financed by holding company - excluded from reinvestment and total assets.
(2) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(3) ESOP borrowings of $ 408,000 are omitted from net worth.
(4) $ 204,000 purchased by the Recognition Plans with an estimated pre-tax expense of $ 40,800 and a tax rate of 34.00 percent.
(5) Stock purchased by Recognition Plans does not generate reinvestment income.

RP Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ohio Central Savings
At the Midpoint of the Range

1. Conversion Proceeds

Pro-forma market value	$ 6,000,000
Less: Estimated offering expenses	510,000
Net Conversion Proceeds	$ 5,490,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$ 5,490,000
Less: Held in Non-Earning Assets(5)(1)	1,512,000
Net Proceeds Reinvested	$ 3,978,000
Estimated net incremental rate of return	1.46 %
Earnings Increase	$ 58,023
Less: Estimated cost of ESOP borrowings(1)	0
Less: Amortization of ESOP borrowings(2)	15,840
Less: Recognition Plans Expense(4)	31,680
Net Earnings Increase	$ 10,503

3. Pro-Forma *Earnings (rounded)*

Period	Before Conversion	After Conversion
12 Months ended September 30, 2004	$ 25,000	$ 35,503
12 Months ended September 30, 2004 (Core	$ 25,000	$ 35,503

4. Pro-Forma Net Worth (rounded)

Date	Before Conversion	Conversion Proceeds	After Conversion
September 30, 2004	$ 2,962,000	$ 4,770,000 (3)(4)	$ 7,732,000

5. Pro-Forma Net Assets (rounded)

Date	Before Conversion	Conversion Proceeds	After Conversion
September 30, 2004	$ 54,775,000	$ 4,770,000	$ 59,545,000

NOTE: Shares for calculating per share amounts: 600,000
(1) Estimated ESOP borrowings of $ 480,000 with an after-tax cost of 0.00 percent, assuming a borrowing cost of 0.00 percent and a tax rate of 34.00 percent. ESOP financed by holding company - excluded from reinvestment and total assets.
(2) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(3) ESOP borrowings of $ 480,000 are omitted from net worth.
(4) $ 240,000 purchased by the Recognition Plans with an estimated pre-tax expense of $ 48,000 and a tax rate of 34.00 percent.
(5) Stock purchased by Recognition Plans does not generate reinvestment income.

RP Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ohio Central Savings
At the Maximum of the Range

1. Conversion Proceeds

Pro-forma market value	$ 6,900,000
Less: Estimated offering expenses	510,000
Net Conversion Proceeds	$ 6,390,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$ 6,390,000
Less: Held in Non-Earning Assets(5)(1)	1,620,000
Net Proceeds Reinvested	$ 4,770,000
Estimated net incremental rate of return	1.46 %
Earnings Increase	$ 69,575
Less: Estimated cost of ESOP borrowings(1)	0
Less: Amortization of ESOP borrowings(2)	18,216
Less: Recognition Plans Expense(4)	36,432
Net Earnings Increase	$ 14,927

3. Pro-Forma Earnings (rounded)

Period	Before Conversion	After Conversion
12 Months ended September 30, 2004	$ 25,000	$ 39,927
12 Months ended September 30, 2004 (Core	$ 25,000	$ 39,927

4. Pro-Forma Net Worth (rounded)

Date	Before Conversion	Conversion Proceeds	After Conversion
September 30, 2004	$ 2,962,000	$ 5,562,000 (3)(4)	$ 8,524,000

5. Pro-Forma Net Assets (rounded)

Date	Before Conversion	Conversion Proceeds	After Conversion
September 30, 2004	$ 54,775,000	$ 5,562,000	$ 60,337,000

NOTE: Shares for calculating per share amounts: 690,000
(1) Estimated ESOP borrowings of $ 552,000 with an after-tax cost of 0.00 percent, assuming a borrowing cost of 0.00 percent and a tax rate of 34.00 percent. ESOP financed by holding company - excluded from reinvestment and total assets.
(2) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(3) ESOP borrowings of $ 552,000 are omitted from net worth.
(4) $ 276,000 purchased by the Recognition Plans with an estimated pre-tax expense of $ 55,200 and a tax rate of 34.00 percent.
(5) Stock purchased by Recognition Plans does not generate reinvestment income.

RP Financial, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Exhibit IV-8
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Ohio Central Savings
At the Superrange Maximum

1. Conversion Proceeds

Pro-forma market value	$	7,935,000
Less: Estimated offering expenses		522,000
Net Conversion Proceeds	$	7,413,000

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$	7,413,000
Less: Held in Non-Earning Assets(5)(1)		1,744,200
Net Proceeds Reinvested	$	5,668,800
Estimated net incremental rate of return		1.46 %
Earnings Increase	$	82,685
Less: Estimated cost of ESOP borrowings(1)		0
Less: Amortization of ESOP borrowings(2)		20,948
Less: Recognition Plans Expense(4)		41,897
Net Earnings Increase	$	19,840

3. Pro-Forma Earnings (rounded)

Period	Before Conversion	After Conversion
12 Months ended September 30, 2004	$ 25,000	$ 44,840
12 Months ended September 30, 2004 (Core	$ 25,000	$ 44,840

4. Pro-Forma Net Worth (rounded)

Date	Before Conversion	Conversion Proceeds	After Conversion
September 30, 2004	$ 2,962,000	$ 6,460,800 (3)(4)	$ 9,422,800

5. Pro-Forma Net Assets (rounded)

Date	Before Conversion	Conversion Proceeds	After Conversion
September 30, 2004	$ 54,775,000	$ 6,460,800	$ 61,235,800

NOTE: Shares for calculating per share amounts: 793,500
(1) Estimated ESOP borrowings of $ 634,800 with an after-tax cost of 0.00 percent, assuming a borrowing cost of 0.00 percent and a tax rate of 34.00 percent. ESOP financed by holding company - excluded from reinvestment and total assets.
(2) ESOP borrowings are amortized over 20 years, amortization is tax-effected.
(3) ESOP borrowings of $ 634,800 are omitted from net worth.
(4) $ 317,400 purchased by the Recognition Plans with an estimated pre-tax expense of $ 63,480 and a tax rate of 34.00 percent.
(5) Stock purchased by Recognition Plans does not generate reinvestment income.

EXHIBIT IV-9

Peer Group Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1700 North Moore Street, Suite 2210
Arlington, Virginia 22209
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended September 30, 2004

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
AMFC	AMB Fin. Corp. of Munster IN	958	92	-31	0	1,019	981	1.04
BRBI	Blue River Bancshares of IN	209	-39	13	0	183	3,406	0.05
CIBI	Community Inv. Bncp, Inc of OH	839	-71	24	0	792	1,079	0.73
FFDF	FFD Financial Corp of Dover OH(1)	687	-354	120	0	453	1,188	0.38
FBTC	First BancTrust Corp of IL	1,291	-383	130	0	1,038	2,500	0.42
GTPS	Great American Bancorp of IL	1,235	-17	6	0	1,224	735	1.67
HCFC	Home City Fin. Corp. of OH(1)	650	-5	2	0	647	824	0.78
HWEN	Home Financial Bancorp of IN(1)	361	178	-61	0	478	1,356	0.35
HLFC	Home Loan Financial Corp of OH	1,701	-187	64	0	1,578	1,689	0.93
NEIB	Northeast Indiana Bncrp of IN	1,679	-134	46	0	1,591	1,425	1.12
PBNC	PFS Bancorp Inc. of Aurora IN(1)	847	0	0	0	847	1,473	0.58
PSFC	Peoples Sidney Fin. Corp of OH(1)	975	0	0	0	975	1,433	0.68

(1) Financial information is for the quarter ending June 30, 2004.

Source: Audited and unaudited financial statements, corporate reports and offering circulars, and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT V-1

RP® Financial, LC.
Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP® Financial provides financial and management consulting and valuation services to the financial services industry nationwide. RP® Financial establishes long-term client relationships through its wide array of services, emphasis on quality and timeliness, hands-on involvement by our principals and senior consulting staff, careful structuring of strategic plans and transactions and providing sophisticated valuation analyses consistent with accepted valuation practices. RP® Financial's staff draws from backgrounds in consulting, regulatory agencies and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies and a variety of financial service companies.

STRATEGIC AND CAPITAL PLANNING

RP® Financial's strategic and capital planning services are designed to provide effective workable plans with quantifiable results. In this regard, RP® Financial analyzes strategic options to enhance shareholder value, achieve regulatory approval or other established objectives. Our planning services involve conducting situation analyses; establishing mission statements, strategic goals and objectives; and identifying strategies for enhancement of franchise and/or market value, capital management and planning, earnings improvement, operational matters and charter and organizational issues. Strategy development typically includes the following areas: capital formation and management, asset/liability targets, profitability, return on equity and market value of stock. Our proprietary financial simulation model provides the basis for evaluating the financial impact of alternative strategies and assessing the feasibility/compatibility of such strategies with regulations and/or other guidelines.

MERGER AND ACQUISITION SERVICES

RP® Financial's merger and acquisition (M&A) services include targeting potential buyers and sellers, assessing acquisition merit, conducting detailed due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses and assisting in implementing post-acquisition strategies. Through our financial simulations, comprehensive in-house data bases, valuation expertise and regulatory knowledge, RP® Financial's M&A consulting focuses on structuring transactions to enhance shareholder returns.

VALUATION SERVICES

RP® Financial's extensive valuation practice includes valuations for a variety of purposes including mergers and acquisitions, thrift mutual-to-stock conversions, insurance company demutualizations, ESOPs, subsidiary companies, mark-to-market transactions and various other corporation valuation requirements. Our principals and staff are highly experienced in performing valuation appraisals which conform with regulatory guidelines and appraisal industry standards. RP® Financial is the nation's leading valuation firm for mutual-to-stock conversions of thrift institutions.

OTHER CONSULTING SERVICES AND DATA BASES

RP® Financial offers other services including branching and diversification strategies, feasibility studies and special research studies. RP® Financial assists banks and thrifts prepare CRA plans and applications for Community Development Entity ("CDE") certification and New Markets Tax Credit ("NMTC") allocation. RP® Financial's consulting services are aided by its in-house data bases resource and proprietary valuation and financial simulation models.

RP® Financial's Key Personnel (Years of Relevant Experience)

- Ronald S. Riggins, Managing Director (24)
- William E. Pommerening, Managing Director (20)
- Gregory E. Dunn, Senior Vice President (22)
- James P. Hennessey, Senior Vice President (19)
- James J. Oren, Senior Vice President (17)

Washington Headquarters
Rosslyn Center
1700 North Moore Street, Suite 2210
Arlington, VA 22209
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com